Filed by Pagaya Technologies Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EJF Acquisition Corp.

(SEC File No.: 001-40113)

Date: September 16, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 15, 2021

EJF ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40113	98-1574021
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2107 Wilson Boulevard, Suite 410

Arlington, Virginia 22201

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +(703) 879-3292

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	EJFAU	The Nasdaq Stock Market LLC
Class A ordinary shares	EFJA	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	EJFAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material Definitive Agreements.

Merger Agreement

On September 15, 2021, EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pagaya Technologies Ltd., a company organized under the laws of Israel (“Pagaya”), and Rigel Merger Sub Inc., a Cayman Islands exempted company and a direct, wholly-owned subsidiary of Pagaya (“Merger Sub”).

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into EJFA (the “Merger”), with EJFA continuing as the surviving company after the Merger (the “Surviving Company”). As a result of the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions” or the “Business Combination”), EJFA will become a direct, wholly-owned subsidiary of Pagaya. The Merger Agreement and the Transactions were unanimously approved by the boards of directors of each of EJFA and Pagaya.

Immediately prior to the effective time of the Merger (the “Effective Time”), (i) each preferred share, with no par value, of Pagaya (each, a “Pagaya Preferred Share”) will be converted into ordinary shares, with no par value, of Pagaya (each, a “Pagaya Ordinary Share”) in accordance with Pagaya’s organizational documents (the “Conversion”), (ii) immediately following such conversion but prior to the Effective Time, Pagaya will adopt an amended and restated articles of association of Pagaya and (iii) immediately following such adoption but prior to the Effective Time, Pagaya will effect a stock split of each Pagaya Ordinary Share and each Pagaya Ordinary Share underlying any outstanding options to acquire Pagaya Ordinary Shares, whether vested or unvested, into such number of Pagaya Ordinary Shares calculated in accordance with the terms of the Merger Agreement such that each Pagaya Ordinary Share will have a value of $10.00 per share after giving effect to such stock split (the “Stock Split”), with the three founders of Pagaya (in their capacity as shareholders of Pagaya, the “Founders”) each receiving Class B ordinary Shares of Pagaya, without par value, which will carry voting rights in the form of ten (10) votes per share of Pagaya, and the other shareholders of Pagaya receiving Class A ordinary shares (“Class A Pagaya Ordinary Shares”), without par value, which will be economically equivalent to the Class B ordinary shares and will carry voting rights in the form of one (1) vote per share of Pagaya, in accordance with Pagaya’s organizational documents (the “Reclassification” and, together with the Conversion and the Stock Split, the “Capital Restructuring”).

Pursuant to the Merger Agreement, each (i) Class B ordinary share, par value $0.0001 per share, of EJFA (“EJFA Class B Shares”) issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA, Merger Sub or Pagaya or any of its subsidiaries at that time (such shares, the “Excluded Shares”), at the Effective Time and as a result of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, will no longer be outstanding and will be converted into the right of the holder thereof to receive one Class A Pagaya Ordinary Share after giving effect to the Capital Restructuring, (ii) Class A ordinary share, par value $0.0001 per share, of EJFA (“EJFA Class A Shares”) issued and outstanding immediately prior to the Effective Time other than Excluded Shares, at the Effective Time and as a result of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, will no longer be outstanding and will be converted into the right of the holder thereof to receive one Class A Pagaya Ordinary Share after giving effect to the Capital Restructuring and (iii) issued and outstanding warrant of EJFA sold to the public and to EJFA’s sponsors in a private placement in connection with EJFA’s initial public offering (“EJFA Warrants”) will automatically and irrevocably be assumed by Pagaya and converted into a corresponding warrant for Pagaya Ordinary Shares (“Pagaya Warrants”) exercisable for Pagaya Ordinary Shares. Immediately prior to the Effective Time, the EJFA Class A Shares and the public EJFA Warrants comprising each issued and outstanding EJFA unit, consisting of one (1) EJFA Class A Share and one-third (1/3rd) of one (1) public EJFA Warrant, will be automatically separated and the holder thereof will be deemed to hold one (1) EJFA Class A Share and one-third (1/3rd) of one (1) public EJFA Warrant. No fractional public EJFA Warrants will be issued in connection with such separation such that if a holder of such EJFA units would be entitled to receive a fractional public EJFA warrant upon such separation, the number of public EJFA warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of public EJFA Warrants.

The Transactions are targeted to be consummated in the second quarter of 2022, after receipt of the required approval by the shareholders of Pagaya (the “Pagaya Shareholder Approval”), and the required approval by the shareholders of EJFA (the “EJFA Shareholder Approval”) and the fulfillment of certain other conditions set forth in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties of Pagaya and its subsidiaries, including Merger Sub, relating, among other things, to proper organization and qualification; Pagaya’s subsidiaries; capitalization; the authorization, performance and enforceability against Pagaya of the Merger Agreement; absence of conflicts; governmental consents and filings; compliance with laws and possession of requisite governmental permits, approvals and orders; financial statements; absence of undisclosed liabilities; absence of certain changes; litigation; employee benefits; labor relations; real and tangible property; tax matters; environmental matters; governmental grants and benefits; intellectual property; privacy and data security; material contracts and commitments; insurance; transactions with affiliates; supplied information; anti-bribery and anti-corruption; anti-money laundering; international trade and sanctions; investment adviser matters; broker’s fees; board approval and the requisite shareholder approval; foreign private issuer status; emerging growth company status; and status under the Investment Company Act of 1940, as amended.

The Merger Agreement contains representations and warranties of EJFA, relating, among other things, to proper organization and qualification; capitalization; the authorization, performance and enforceability against EJFA of the Merger Agreement; absence of conflicts; compliance with laws and possession of requisite governmental permits, approvals and orders; reports filed with the Securities and Exchange Commission (“SEC”), financial statements, and compliance with the Sarbanes-Oxley Act; absence of certain changes; litigation; business activities; material contracts; the Nasdaq Capital Market (“NASDAQ”) listing; EJFA’s trust account; tax matters; supplied information; employee benefits; board approval and the requisite shareholder approval; insurance; intellectual property; title to assets; financing; transactions with affiliates; broker’s fees; residency; and EJFA working capital notes.

The representations and warranties made in the Merger Agreement will not survive the consummation of the Merger.

Incentive Equity Plan

The Merger Agreement provides that prior to the effective time of the Merger, Pagaya will adopt an Incentive Equity Plan (the “Plan”), to hire and incentivize its and its subsidiaries’ directors, individual independent contractors, managers, executives and other employees following the effective time of the Merger. The number of Pagaya Ordinary Shares to be reserved for issuance under the Plan will be equal to (i) 10% of the total outstanding number of Pagaya Ordinary Shares as of immediately after the effective time of the Merger, calculated on a fully-diluted basis including all equity awards, warrants and other convertible securities outstanding as of such time, plus, (ii) prior to the tenth anniversary of the effective date of the Plan, an annual increase equal to the lesser of 5% of the total number of Pagaya Ordinary Shares outstanding and the number of Pagaya Ordinary Shares determined for such purpose by the board of directors of Pagaya.

The foregoing description of the Incentive Equity Plan does not purport to be complete and is qualified in its entirety by the terms and conditions of the Incentive Equity Plan, a form of which is attached as Exhibit C to the Merger Agreement.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to efforts to satisfy conditions to the consummation of the Transactions. The Merger Agreement also contains additional covenants of the parties, including, among others, a covenant providing for EJFA and Pagaya to cooperate in the preparation of the Registration Statement on Form F-4 required to be prepared in connection with the Merger (the “Registration Statement”), covenants requiring EJFA and Pagaya to establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of EJFA’s shareholders and a special meeting of Pagaya’s shareholders, respectively, as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), covenants requiring the board of directors of EJFA and the board of directors of Pagaya to recommend to the shareholders of EJFA or Pagaya, as applicable, the adoption and approval of the EJFA or Pagaya transaction proposals contemplated by the Merger Agreement and covenants prohibiting EJFA and Pagaya from, among other things, directly or indirectly soliciting, initiating, entering into or continuing discussions, negotiations or transactions with, or encouraging or responding to any inquiries or proposals by, or providing any information to, any person concerning, any alternative business combination. The boards of directors of each of EJFA and Pagaya would be entitled to change their recommendation to their respective shareholders prior to receipt of approval of the transaction proposals by the EJFA or Pagaya shareholders, as applicable, if the applicable board of directors is required to do so in order to comply with their fiduciary under Cayman Islands law (in the case of EJFA) or Israeli law (in the case of Pagaya).

Conditions to Closing

The consummation of the Transactions is conditioned upon, among other things:

•	receipt of the Pagaya Shareholder Approval and the EJFA Shareholder Approval;

•

EJFA having at least $5,000,001 of net tangible assets upon the closing of the Transactions (the “Closing”), immediately after giving effect to any redemption of SPAC Class A Shares by the shareholders of EJFA (the “EJFA Shareholder Redemption”);

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•	the absence of any injunction or other order of any governmental authority of competent jurisdiction prohibiting, enjoining or making illegal the consummation of the Transactions;

•

effectiveness of the Registration Statement in accordance with the provisions of the Securities Act, the absence of any stop order issued by the SEC, and the absence of any proceeding seeking such a stop order having been threatened or initiated by the SEC;

•

the approval for listing of the Class A Pagaya Ordinary Shares issuable to EJFA shareholders as consideration for the Merger and Pagaya Warrants to be issued in connection with the Closing upon the Closing on the NASDAQ (or any other public stock market or exchange in the United States as may be agreed by Pagaya and EJFA), subject only to official notice of issuance thereof; and

•	the expiration or termination of any waiting period or periods applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The obligations of Pagaya and Merger Sub to consummate the Transactions are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of EJFA (subject to certain materiality standards set forth in the Merger Agreement);

•	material compliance by EJFA with its pre-closing covenants;

•

the absence of any change, event, state of facts, development or occurrence since the date of the Merger Agreement that, individually or in the aggregate with all other changes, events, states of facts, developments or occurrences, has had or would reasonably be expected to have a material adverse effect with respect to EJFA; and

•

the funds contained in EJFA’s trust account (after giving effect to the EJFA Shareholder Redemption), together with the aggregate amount of proceeds from the purchase of Class A Pagaya Ordinary Shares by the PIPE Investor (as defined below) and any other investors executing subscription agreements with Pagaya for the purchase of Class A Pagaya Ordinary Shares at the Closing, equaling or exceeding $200,000,000.

The obligations of EJFA to consummate the Transactions are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of Pagaya (subject to certain materiality standards set forth in the Merger Agreement);

•	material compliance by Pagaya with its pre-closing covenants; and

•

the absence of any change, event, state of facts, development or occurrence since the date of the Merger Agreement that, individually or in the aggregate with all other changes, events, states of facts, developments or occurrences, has had or would reasonably be expected to have a material adverse effect with respect to Pagaya.

Governance

After the consummation of the Transactions, (i) the current officers of Pagaya will remain officers of Pagaya, (ii) the board of directors of Pagaya will be divided into three (3) classes, designated as Class I, II and III, (iii) one (1) person designed by EJFA will be elected and appointed as a director of the board of directors of Pagaya, and (iv) the Founders of Pagaya will be elected and appointed as directors of Class III of the board of directors of Pagaya.

Termination

The Merger Agreement may be terminated:

•	by mutual written consent of EJFA and Pagaya;

•	by either EJFA or Pagaya if the closing of the Transactions has not occurred by July 15, 2022 (the “Outside Date”), except that the right to so terminate the Merger Agreement will not be available to

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any party whose action or failure to act has been a principal cause of or resulted in the failure of Closing to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

•

by either EJFA or Pagaya if a governmental entity has issued any final non-appealable order or decree, or any applicable requirement of law is in effect, in any case having the effect of making the Transactions illegal or permanently prohibiting the Transactions, including the Merger;

•	by Pagaya if EJFA has breached any of its covenants or representations and warranties and has not cured such breach within the time periods provided for in the Merger Agreement;

•	by EJFA if Pagaya has breached any of its covenants or representations and warranties and has not cured such breach within the time periods provided for in the Merger Agreement;

•

by either EJFA or Pagaya, if, at the EJFA extraordinary general shareholder meeting held to approve the Transactions (including any adjournments or postponements thereof), the Merger Agreement, the Merger, and the other EJFA transaction proposals contemplated by the Merger Agreement are not duly adopted by EJFA’s shareholders by the requisite vote under applicable legal requirements and EJFA’s organizational documents;

•

by either EJFA or Pagaya, if, at the special meeting of Pagaya’s shareholders held to approve the Transactions (including any adjournments thereof), the Merger Agreement, the Merger, and the other Pagaya transaction proposals contemplated by the Merger Agreement are not duly adopted by Pagaya’s shareholders by the requisite vote under applicable legal requirements and Pagaya’s organizational documents; or

•

by EJFA, if Pagaya has not delivered to EJFA the PCAOB compliant audited financial statements of the Company for the fiscal years ending December 31, 2020 and December 31, 2019 by 90 days following the date of the Merger Agreement, or, in the case that such financials for the fiscal year ending December 31, 2021 are required to be included in the Registration Statement, such 2021 PCAOB compliant audited financial statements by April 30, 2022.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1, and the foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in EJFA’s public disclosures.

Registration Rights Agreement

Concurrently with the Closing of the Business Combination, each of Pagaya, EJFA and certain of Pagaya’s shareholders shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), to be effective as of the Effective Time, pursuant to which Pagaya shall agree to file a registration

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statement within thirty (30) calendar days of the Closing to register the resale of certain registrable securities under the Securities Act. Pagaya also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, Pagaya is required to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities. The Registration Rights Agreement also provides that Pagaya will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their securities of Pagaya or EJFA, and all such prior agreements shall be terminated. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a form of which is attached as Exhibit D to the Merger Agreement.

SPAC Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, Pagaya and the EJFA’s sponsor entered into a SPAC Voting Agreement (the “SPAC Voting Agreement”) pursuant to which the sponsor has (1) agreed, among other things, to (i) appear at EJFA shareholder meetings to establish a quorum for the purpose of approving the EJFA transaction proposals; (ii) execute a written consent in favor of the EJFA transaction proposals; (iii) vote any EJFA securities entitled to vote (collectively, the “EJFA Voting Shares”) in favor of the EJFA transaction proposals, including the approval of the Merger and the other Transactions; and (iv) vote all EJFA Voting Shares against (A) any other business combination transaction with EJFA or any other action or agreement that would reasonably be expected to (1) frustrate the purposes of the Transactions (including consummation thereof) or adversely affect the Transactions, (2) result in a breach any covenant, representation, or warranty of EJFA under the Merger Agreement or cause any of the conditions to Closing set forth in the Merger Agreement not to be fulfilled, or (3) result in a breach any covenant, representation, or warranty of the sponsor under the SPAC Voting Agreement; and (B) any merger agreement or merger, combination, or sale of substantial assets other than the Merger.

The foregoing description of the SPAC Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the SPAC Voting Agreement, a form of which is attached as Exhibit A to the Merger Agreement.

Company Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, EJFA, Pagaya and certain of Pagaya’s shareholders entered into a Company Voting Agreement (“Company Voting Agreement”), pursuant to which each of those Pagaya shareholders have agreed, among other things, to (i) appear at a Pagaya shareholder meeting to establish a quorum for the purpose of approving the Pagaya transaction proposals; (ii) execute a written consent in favor of the Pagaya transaction proposals; (iii) vote all Pagaya securities entitled to vote (collectively, the “Pagaya Voting Shares”) in favor of the Pagaya transaction proposals, including the approval of the Merger and the other Transactions; and (iv) vote all Pagaya Voting Shares against (A) any other business combination transaction with Pagaya or any other action or agreement that would reasonably be expected to (1) frustrate the purposes of the Transactions (including consummation thereof) or adversely affect the Transactions, (2) result in a breach any covenant, representation, or warranty of Pagaya under the Merger Agreement or cause any of the conditions to Closing set forth in the Merger Agreement not to be fulfilled, or (3) result in a breach any covenant, representation, or warranty of Pagaya’s shareholders under the Company Voting Agreement; and (B) any merger agreement or merger, combination, or sale of substantial assets other than the Merger.

The foregoing description of the Company Voting Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Voting Agreement, a form of which is attached as Exhibit B to the Merger Agreement.

Subscription Agreement

Concurrently with the execution of the Merger Agreement, Pagaya and EJF Debt Opportunities Master Fund, LP, an affiliate of EJFA (the “PIPE Investor”), have entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the PIPE Investor has committed to purchase $200,000,000 of Pagaya’s Class A Ordinary Shares (the “PIPE Shares”) from Pagaya at a price per share of $10.00 (the “PIPE Investment”). The price

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per share to be paid by the PIPE Investor pursuant to the Subscription Agreement assumes that Pagaya has effected the Corporate Restructuring, including the Stock Split. The closing of the PIPE Investment is conditioned upon, among other things, the consummation of the Transaction. The Subscription Agreement will terminate upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) the mutual written agreement of each of the parties to the Subscription Agreement, (c) if the closing conditions set forth in the Subscription Agreement are not satisfied, or are not capable of being satisfied, on or prior to the Closing and (d) July 15, 2022 (the “Outside Date”), subject to automatic extension once for three months if certain conditions in the Merger Agreement have been satisfied or waived at the Outside Date. Pagaya agreed to file a registration statement registering the resale of the PIPE Shares within thirty (30) days after consummation of the Transactions. A copy of the form of the Subscription Agreement is attached hereto as Exhibit 10.1 and the foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference thereto.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Pagaya intends to file with the SEC the Registration Statement which will include a proxy statement/prospectus and certain other related documents, which will include both the proxy statement to be distributed to holders of Class A ordinary shares of EJFA in connection with EJFA’s solicitation of proxies for the vote by EJFA’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pagaya to be issued in the Business Combination. EJFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about Pagaya, EJFA and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of EJFA as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders of EJFA will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that may be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: EJF Acquisition Corp. at 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201 or at (703) 879-3292.

Participants in the Solicitation

EJFA and its directors and executive officers may be deemed participants in the solicitation of proxies from EJFA’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in EJFA is contained in EJFA’s registration statement on Form S-1, which was filed with the SEC on February 18, 2021 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to EJF Acquisition Corp. at 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201 or at (703) 879-3292. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Pagaya and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of EJFA in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. EJFA’s and Pagaya’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, EJFA’s and Pagaya’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements

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involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside EJFA’s and Pagaya’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of legal proceedings that may be instituted against EJFA and Pagaya; (3) the inability to complete the Business Combination, including due to failure to obtain the requisite approval of shareholders or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain or maintain the listing of the ordinary shares of the post-acquisition company on Nasdaq following the Business Combination; (6) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Pagaya or the combined company may be adversely affected by other economic, business, competitive and/or factors such as the COVID-19 pandemic; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in EJFA’s other filings with the SEC. EJFA cautions that the foregoing list of factors is not exclusive. EJFA cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. EJFA does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.[1]	Description

2.1	Merger Agreement, dated September 15, 2021

10.1	Subscription Agreement, dated September 15, 2021[2]

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

[1]

Schedules and certain portions of the exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. EJFA agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

[2]

Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. EJFA has determined that such omitted information is (i) not material and (ii) would likely cause competitive harm to EJFA if publicly disclosed. EJFA agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EJF ACQUISITION CORP.

By:	/s/ Kevin Stein
	Name:	Kevin Stein
	Title:	Chief Executive Officer

Date: September 15, 2021

EXHIBIT 2.1

Execution Version

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL. REDACTED INFORMATION IS INDICATED BY [***].

AGREEMENT AND PLAN OF MERGER

by and among

PAGAYA TECHNOLOGIES LTD.,

RIGEL MERGER SUB INC.

and

EJF ACQUISITION CORP.

dated as of September 15, 2021

4.17.	Intellectual Property	48
4.18.	Privacy	51
4.19.	Agreements, Contracts and Commitments	51
4.20.	Insurance	53
4.21.	Transactions with Related Parties	53
4.22.	Information Supplied	54
4.23.	Anti-Bribery; Anti-Corruption	54
4.24.	Anti-Money Laundering	55
4.25.	International Trade; Sanctions	55
4.26.	Investment Adviser Matters	56
4.27.	Brokers	57
4.28.	Board Approval; Shareholder Vote	57
4.29.	Foreign Private Issuer Status	57
4.30.	Emerging Growth Company Status	57
4.31.	Investment Company Act	58
4.32.	Disclaimer of Other Warranties	58

Article V REPRESENTATIONS AND WARRANTIES OF SPAC		59
5.1.	Organization and Qualification	59
5.2.	Capitalization	59
5.3.	Authority Relative to this Agreement	60
5.4.	No Conflict; Required Filings and Consents	61
5.5.	Compliance; Material Permits	61
5.6.	SPAC SEC Reports and Financial Statements	62
5.7.	Absence of Certain Changes or Events	64
5.8.	Litigation	64
5.9.	Business Activities	64
5.10.	SPAC Material Contracts	64
5.11.	SPAC Listing	65
5.12.	Trust Account	65
5.13.	Taxes	66
5.14.	Information Supplied	68
5.15.	Employees; Benefit Plans	68
5.16.	Insurance	68
5.17.	Intellectual Property	68
5.18.	Title to Property	68
5.19.	Financing	69
5.20.	Board Approval; Shareholder Vote	69
5.21.	Affiliate Transactions	69
5.22.	Brokers	69
5.23.	Residency	69
5.24.	SPAC Working Capital Notes	69
5.25.	Disclaimer of Other Warranties	69

Article VI CONDUCT PRIOR TO THE CLOSING DATE		70
6.1.	Conduct of Business by the Company and the Company Subsidiaries	70
6.2.	Conduct of Business by SPAC	73

6.3.	Requests for Consent	75
6.4.	Advisory Client Consents	76

Article VII ADDITIONAL AGREEMENTS		76
7.1.	Registration Statement; Proxy Statement/Prospectus	76
7.2.	SPAC Shareholder Approval	77
7.3.	Company Shareholder Approval	79
7.4.	Certain Regulatory Matters	79
7.5.	Other Filings; Press Release	82
7.6.	Confidentiality; Communications Plan; Access to Information	82
7.7.	Commercially Reasonable Efforts	84
7.8.	Company and SPAC Securities Listings	84
7.9.	No Claim Against Trust Account	85
7.10.	No Solicitation	85
7.11.	Trust Account	86
7.12.	Director and Officer Matters	86
7.13.	Tax Matters	87
7.14.	Subscription Agreements	88
7.15.	Section 16 Matters	88
7.16.	Board of Directors	88
7.17.	Incentive Equity Plan	88
7.18.	PCAOB Financials	89
7.19.	Use of Proceeds	89
7.20.	Repayment of SPAC Notes	89
7.21.	Warrant Agreement	89

Article VIII CONDITIONS TO THE TRANSACTION		89
8.1.	Conditions to Obligations of Each Party’s Obligations	89
8.2.	Additional Conditions to Obligations of the Company and Merger Sub	90
8.3.	Additional Conditions to the Obligations of SPAC	91

Article IX TERMINATION		91
9.1.	Termination	91
9.2.	Notice of Termination; Effect of Termination	93

Article X NO SURVIVAL		93
10.1.	No Survival	93

Article XI GENERAL PROVISIONS		93
11.1.	Notices	93
11.2.	Interpretation	95
11.3.	Counterparts; Electronic Delivery	96
11.4.	Entire Agreement; Third Party Beneficiaries	96
11.5.	Severability	97
11.6.	Other Remedies; Specific Performance	97
11.7.	Governing Law	97
11.8.	Jurisdiction; WAIVER OF TRIAL BY JURY	97

11.9.	Rules of Construction	98
11.10.	Expenses	98
11.11.	Assignment	98
11.12.	Amendment	98
11.13.	Waiver	98
11.14.	Non-Recourse	99
11.15.	Legal Representation	99
11.16.	Company and SPAC Disclosure Letters	100

EXHIBITS

Exhibit A	SPAC Voting Agreement
Exhibit B	Company Voting Agreement
Exhibit C	Form of Incentive Equity Plan
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Amended and Restated Articles of Association
Exhibit F	Form of Plan of Merger
Exhibit G	Form of Memorandum of Association of the Surviving Company
Exhibit H	Residency Notice

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of September 15, 2021 (this “Agreement”), by and among Pagaya Technologies Ltd., a company organized under the laws of Israel (the “Company”), Rigel Merger Sub Inc., a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and EJF Acquisition Corp., a Cayman Islands exempted company (“SPAC”). Each of the Company, Merger Sub and SPAC are individually referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one (1) or more businesses;

WHEREAS, in anticipation of the Merger (as defined below), the Company has formed Merger Sub;

WHEREAS, immediately prior to the Effective Time, the Company, its shareholders and its subsidiaries will engage in certain pre-closing restructurings, pursuant to which, among other things, (i) each Company Preferred Share (as defined below) that is issued and outstanding immediately prior to the Effective Time shall automatically convert into Company Ordinary Shares (as defined below) in accordance with the Company’s Governing Documents (the “Conversion”); (ii) the Company will adopt the Company A&R Articles; (iii) the Company will effect the Stock Split (as defined below) of each Company Ordinary Share into such number of Company Ordinary Shares calculated in accordance with Section 2.1 (with the Founders (in their capacity as shareholders of the Company) receiving Class B ordinary shares, without par value, which will carry voting rights in the form of ten (10) votes per share of the Company (“Class B Company Ordinary Shares”) and the other Company Shareholders receiving Class A ordinary shares, without par value, which will carry voting rights in the form of one (1) vote per share of the Company (the “Class A Company Ordinary Shares”)) in accordance with the Governing Documents of the Company (the “Reclassification”), subject to Section 7.4(b) of the Company Disclosure Letter (the Stock Split, together with the Conversion and the Reclassification, the “Capital Restructuring”).

WHEREAS, the Parties intend that, for U.S. federal income tax purposes, (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, (b) this Agreement is and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and (c) the Capital Restructuring will constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code and the Treasury Regulations (collectively, the “Intended Tax Treatment”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company has entered into a commitment letter (the “EJF Subscription Agreement”) with EJF Debt Opportunities Master Fund, L.P., an Affiliate (as defined below) of the SPAC Sponsor (as defined below) (the “EJF Investor”), pursuant to which the EJF Investor has committed to purchase Class A Company Ordinary Shares at a purchase price of $10.00 per share upon Closing (as defined below) for aggregate gross proceeds of $200,000,000 (such investment, the “EJF Investment”, and such amount, the “EJF Commitment”);

WHEREAS, prior to the Closing (as defined below), the Company may enter into one (1) or more subscription agreements on substantially the same terms as the EJF Subscription Agreement (each, a “Subscription Agreement”) with certain other investors named therein (such investors, collectively, with any permitted assignees or transferees (but not, for the avoidance of doubt, including the EJF Investor), the “PIPE Investors”), pursuant to which, on the terms and subject to the conditions set forth therein, (a) the PIPE Investors will fund their commitments prior to the Closing, and (b) immediately prior to the Effective Time, but after giving effect to the Capital Restructuring, such PIPE Investors will purchase from the Company newly issued Class A Company Ordinary Shares (together with the EJF Investment, the “PIPE Investment”);

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth herein, immediately following the Capital Restructuring and at the Effective Time, (a) Merger Sub shall be merged with and into SPAC (the “Merger”), with SPAC surviving the Merger as a direct wholly-owned subsidiary of the Company, (b) (i) each outstanding SPAC Class B Share (as defined below) issued and outstanding immediately prior to the Effective Time other than Excluded Shares (as defined below), by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive the Per Share Merger Consideration (as defined below), and (ii) each SPAC Class A Share (as defined below) issued and outstanding immediately prior to the Effective Time (after giving effect to any SPAC Shareholder Redemption (as defined below)) other than Excluded Shares, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive the Per Share Merger Consideration;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that the Merger is in the best interests of SPAC and resolved to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the Transaction Agreements to which SPAC is or will be a party and approved the Merger and the other Transactions and (c) determined to recommend that the shareholders of SPAC (the “SPAC Shareholders”) vote to approve the SPAC Shareholder Matters (as defined below) (the “SPAC Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the Transactions, including the Capital Restructuring and the Merger, are in the best interests of the Company and its shareholders (the “Company Shareholders”) and declared it advisable to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the Transaction Agreements to which the Company is or will be a party and approved the Capital Restructuring, the Merger and the other Transactions and (c) determined to recommend that the Company Shareholders vote to approve the Company Shareholder Matters (as defined below) (the “Company Recommendation”);

WHEREAS, the board of directors of Merger Sub has unanimously approved the execution, delivery and performance of this Agreement and the Transaction Agreements to which Merger Sub is or will be a party and approved the Merger and the other Transactions contemplated hereby and thereby;

WHEREAS, the Company, as the sole shareholder of Merger Sub, has resolved to approve and authorize this Agreement and the Plan of Merger (as defined below);

WHEREAS, as a condition to the willingness of, and an inducement to, the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, the SPAC Sponsor is entering into a voting agreement with the Company, which is attached hereto as Exhibit A (the “SPAC Voting Agreement”), under which the SPAC Sponsor has agreed to, among other things, vote in favor of the SPAC Shareholder Matters, in each case, pursuant to the terms and subject to the conditions of the SPAC Voting Agreement;

WHEREAS, as a condition to the willingness of, and an inducement to, SPAC to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Voting Agreement Signatories (as defined below) is entering into a voting agreement with SPAC, which is attached hereto as Exhibit B (the “Company Voting Agreements”), under which each of the Company Voting Agreement Signatories has agreed to, among other things, vote in favor of the Company Shareholder Matters, in each case, pursuant to the terms and subject to the conditions of the Company Voting Agreements;

WHEREAS, the Parties intend that, prior to the Closing and subject to obtaining the applicable Company Shareholder Approval (as defined below), the Company will adopt the Incentive Equity Plan in substantially the form of Exhibit C attached hereto (with such changes as mutually agreed to by the Parties), to be effective upon and following the Closing;

WHEREAS, as a condition to the willingness of, and an inducement to, each of SPAC and the Company to enter into this Agreement, in connection with the Merger, the Parties intend that, at the Closing, the Company will enter into a Registration Rights Agreement, in substantially the form attached hereto as Exhibit D (with such changes as mutually agreed to by the Parties) (the “Registration Rights Agreement”), with certain Company Shareholders and the SPAC Sponsor;

WHEREAS, prior to the Closing, the Company shall, subject to obtaining the Company Shareholder Approval, adopt the Company A&R Articles (as defined below) in substantially the form attached hereto as Exhibit E (with such changes as mutually agreed to by the Parties); and

WHEREAS, as a condition to the willingness of, and an inducement to, the Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, the Company and the SPAC Sponsor are entering into that certain letter agreement in connection with the SPAC Transaction Expenses Cap (the “Expenses Side Letter”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the ITO, and approved by the ITA, with respect to the Company Options and the Company Ordinary Shares that are subject to Section 102 of the ITO.

“2019 Audited Financial Statements” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2019 and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal year then ended.

“2020 Audited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“5% Holder” shall have the meaning set forth in Section 3.3(c).

“Action” means any claim, legal complaint, action, suit, audit, non-routine regulatory examination, assessment, mediation or arbitration, or any proceeding or investigation (in each case, whether civil, criminal or administrative or at law or in equity) by or before any Governmental Entity or arbitral or mediation body.

“Additional SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).

“Adviser Subsidiary” means Pagaya Investments US LLC, a Delaware limited liability company.

“Advisory Client” means any Person to which the Adviser Subsidiary provides investment advisory services pursuant to an Advisory Contract.

“Advisory Contract” means any agreement between the Adviser Subsidiary and any Person pursuant to which the Adviser Subsidiary agrees to provide investment advisory services to such person.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Agreement” shall have the meaning set forth in Section 6.1(b)(vii).

“Aggregate SPAC Shareholder Redemption Payments Amount” shall mean the aggregate amount of all payments required to be made by SPAC in connection with any SPAC Shareholder Redemption.

“Agreement” shall have the meaning set forth in the preamble hereto.

“Alternative Acquisition Proposal” shall have the meaning set forth in Section 7.10(a).

“Amended and Restated Warrant Agreement” shall have the meaning set forth in Section 7.21.

“AML Laws” shall have the meaning set forth in Section 4.24.

“Anti-Corruption Laws” shall have the meaning set forth in Section 4.23.

“Antitrust Authorities” means the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission, the Israeli Competition Authority or the antitrust or competition law authorities of any other jurisdiction (whether United States, Israeli, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Audited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Available Cash” shall mean (a) SPAC Cash, plus (b) the proceeds actually paid to the Company upon consummation of the PIPE Investments (including any funds paid by the EJF Investor in its capacity as a backstop for defaulting PIPE Investors).

“Business Combination Approval” shall have the meaning set forth in Section 1.1.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, Tel Aviv, Israel or the Cayman Islands are authorized or required by Legal Requirements to close.

“Capital Restructuring” shall have the meaning set forth in the Recitals hereto.

“Capital Restructuring Tax Ruling” shall mean a Tax ruling from the ITA confirming that the Capital Restructuring will not result in a Tax event for Israeli Tax purposes, including for the purpose of 102 Shares and 102 Options.

“CARES Act” shall mean The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

“Cayman Companies Law” shall mean the Companies Act (as amended) of the Cayman Islands.

“Certifications” shall have the meaning set forth in Section 5.6(a).

“Change in Recommendation” shall have the meaning set forth in Section 7.2(b).

“Class A Company Ordinary Shares” shall have the meaning set forth in the Recitals hereto.

“Class A Preferred Shares” shall mean the Company’s Class A Preferred Shares, nominal value NIS 0.01 each.

“Class A-1 Preferred Shares” shall mean the Company’s Class A-1 Preferred Shares, nominal value NIS 0.01 each.

“Class B Company Ordinary Shares” shall have the meaning set forth in the Recitals hereto.

“Class B Preferred Shares” shall mean the Company’s Class B Preferred Shares, nominal value NIS 0.01 each.

“Class C Preferred Shares” shall mean the Company’s Class C Preferred Shares, nominal value NIS 0.01 each.

“Class D Preferred Shares” shall mean the Company’s Class D Preferred Shares, nominal value NIS 0.01 each.

“Class E Preferred Shares” shall mean the Company’s Class E Preferred Shares, nominal value NIS 0.01 each.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Company Board” shall have the meaning set forth in Section 7.16.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the preamble hereto.

“Company A&R Articles” shall mean the Amended and Restated Articles of Association, in substantially the form of Exhibit E (with such changes as mutually agreed to by the Parties).

“Company Board” shall have the meaning set forth in the Recitals hereto.

“Company Closing Statement” shall have the meaning set forth in Section 3.5(b).

“Company Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“Company Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect (“Effect”) that, (a) individually or in the aggregate with other Effects, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole or (b) would, or would reasonably be expected to, prevent the Company from consummating the Transactions before the Outside Date; provided, however, that solely for purposes of clause (a), in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, hostilities, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in national, regional, state or local political or social conditions in countries in which, or in the proximate geographic region of which, the Group Companies operate; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural disasters; (iii) epidemics, pandemics, including COVID-19 or any COVID-19 Measures, or other public health emergencies; (iv) changes directly attributable to the execution of this Agreement, the public announcement of the Transactions, the performance of this Agreement or the pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees or other third-parties related thereto) (provided, that this clause (iv) shall not apply to any representation or warranty to the extent such representation or warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement, the performance of a Party’s obligations hereunder or the consummation of the transactions contemplated by this Agreement); (v) changes in applicable Legal Requirements, changes of official guidance or official positions of general applicability, or changes in enforcement policies or official interpretations thereof or decisions of general applicability, by any Governmental Entity after the date of this Agreement; (vi) changes in U.S. GAAP (or any official interpretation thereof) after the date of this Agreement; (vii) general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events, changes or conditions generally affecting participants in the industries and markets in which any Group Company operates; (ix) any failure of the Group Companies, taken as a whole, to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that any Effect underlying such failure (except to the extent otherwise excluded by other clauses in this definition) shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); and (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, (B) taken with the prior written consent of SPAC or (C) taken by, or at the written request of, SPAC; provided, further, that, in the case of clauses (i), (iii), (v), (vi), (vii) and (viii), such Effects shall be taken into account to the extent (but only to the extent) that such Effects have had or are reasonably likely to have a disproportionate impact on the Group Companies, taken as a whole, as compared to other participants in the industries or markets in which the Group Companies operate.

“Company Material Contract” shall have the meaning set forth in Section 4.19(a).

“Company Option” shall mean each outstanding and unexercised option to purchase Company Ordinary Shares or Company restricted shares issued pursuant to the Company Share Plans, whether or not then vested or fully exercisable.

“Company Ordinary Shares” shall mean the Company’s ordinary shares, NIS 0.01 each; provided, however, that after adoption of the Company A&R Articles, every reference to Company Ordinary Shares shall mean the Class A Company Ordinary Shares and the Class B Company Ordinary Shares, as applicable.

“Company Parties” shall have the meaning set forth in Section 4.4(a).

“Company Pre-Closing Notice of Disagreement” shall have the meaning set forth in Section 3.5(a).

“Company Preferred Shares” shall mean the Class A Preferred Shares, the Class A-1 Preferred Shares, the Class B Preferred Shares, the Class C Preferred Shares, the Class D Preferred Shares and the Class E Preferred Shares.

“Company Real Property Leases” shall have the meaning set forth in Section 4.13(b).

“Company Recommendation” shall have the meaning set forth in the Recitals hereto.

“Company Registered Intellectual Property” shall have the meaning set forth in Section 4.17(a).

“Company Securities” shall have the meaning set forth in Section 3.6(c).

“Company Share Plans” shall mean the Company’s 2016 Equity Incentive Plan and the Stock Option Sub-Plan For United States Persons thereunder and the Company’s 2021 Equity Incentive Plans and the Stock Option Sub-Plan For United States Persons thereunder.

“Company Shareholder Approval” shall mean (a) with respect to the Merger, the affirmative vote or written consent of the Preferred Majority, (b) with respect to (i) the adoption of the Company A&R Articles, (ii) the approval and adoption of this Agreement and (iii) approval of the other Transactions, including the Reclassification and Stock Split, the affirmative vote or written consent of each of (x) the Company Shareholders by a Shareholder Resolution and (y) the Preferred Majority and (c) with respect to any other matters required by Legal Requirements, the affirmative vote or written consent of shareholders required by applicable Legal Requirements.

“Company Shareholder Matters” shall mean (a) the Conversion, (b) the Merger, (c) the adoption of the Company A&R Articles, (d) the approval and adoption of this Agreement, (e) the other Transactions, including the Reclassification and Stock Split, and (f) any other matters required to be approved by shareholders by Legal Requirements.

“Company Shareholders” shall have the meaning set forth in the Recitals hereto.

“Company Shares” shall mean the Company Ordinary Shares and the Company Preferred Shares, taken together or individually, as indicated by the context in which such term is used and, following the Reclassification, any Company Ordinary Shares.

“Company Special Meeting” shall have the meaning set forth in Section 7.3.

“Company Subsidiaries” shall have the meaning set forth in Section 4.2(a).

“Company Transaction Costs” shall mean all fees, costs and expenses incurred or payable by any Group Company prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions including any such amounts which are triggered by or become payable as a result of the Closing; provided that under no circumstances shall any fees, costs or expenses incurred by any Group Company (a) at the request or direction of SPAC or any SPAC Sponsor or (b) pursuant to Section 3.3, in either case, constitute Company Transaction Costs.

“Company Value” shall mean $8,690,443,669.

“Company Voting Agreement Signatories” shall mean those Persons set forth on Section 1.1(a) of the Company Disclosure Letter identified as Company Voting Agreement Signatories.

“Company Voting Agreements” shall have the meaning set forth in the Recitals hereto.

“Company Warrants” shall have the meaning set forth in Section 3.2(d).

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of dated as of May 24, 2021, by and between SPAC and the Company, as amended and joined from time to time.

“Continental Trust” shall have the meaning set forth in Section 5.12(a).

“Continuing Option” shall have the meaning set forth in Section 2.1(a)(iii).

“Contract” shall mean any written or oral legally binding contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Conversion” shall have the meaning set forth in the Recitals hereto.

“COVID-19” shall mean COVID-19 or SARS-CoV-2, or any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any restriction, quarantine, “shelter in place,” “stay at home,” workforce reduction, school closure or in-person or other attendance modification or restriction, social distancing, shut down, closure, sequester, safety or similar requirement of law, order or regulation, directive, guidelines, suggestion or recommendation promulgated, ordered, made or threatened by any industry group, business or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in response to COVID-19, including the CARES Act.

“Current Company Articles” shall mean the Company’s Amended and Restated Articles of Association.

“Current Registration Rights Agreement” shall mean the Registration and Shareholder Rights Agreement, dated as of February 24, 2021, by and among SPAC, the SPAC Sponsor and the other parties thereto.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re -export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” shall mean the applicable import, customs and trade, export, re-export, deemed export, deemed re-export or anti-boycott laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including: (i) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (International Trade Administration), the U.S. International Trade Commission, the U.S. Department of Commerce (Bureau of Industry and Security), the U.S. Department of State (Directorate of Defense Trade Controls), the U.S. Department of the Treasury (OFAC), Israel Customs Administration, Israel Ministry of Defense and Israel Ministry of Economy and Industry and their predecessor agencies; (ii) the Tariff Act of 1930; (iii) the Export Administration Act of 1979; (iv) the Export Control Reform Act of 2018; (v) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (vi) the Arms Export Control Act; (vii) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (viii) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (ix) the anti-boycott laws and regulations administered by the U.S. Department of Commerce; (x) the anti-boycott laws and regulations administered by the U.S. Department of the Treasury; (xi) the Israeli Defense Export Control Law, 5767-2007; (xii) the Israeli Supervision of Commodities and Services Order (Engaging in Means of Encryption), 5735-1974; (xiii) the Israeli Supervision of Commodities and Services Declaration (Engaging in Means of Encryption), 5758-1998; (xiv) the Israeli Import and Export Ordinance [New Version], 5739-1979; (xv) the Israeli Import and Export Order (Control of Exports in the Chemical, Biological and Nuclear Sector), 5764-2004; (xvi) the Israeli Import and Export Order (Control of Dual Use Goods, Services and Technology Exports), 5766-2006, and (xvii) the Israeli Customs Ordinance [New Version].

“D&O Indemnification Provisions” shall have the meaning set forth in Section 7.12(a).

“Effective Time” shall have the meaning set forth in Section 2.5(b).

“EJF Commitment” shall have the meaning set forth in the Recitals hereto.

“EJF Investment” shall have the meaning set forth in the Recitals hereto.

“EJF Investor” shall have the meaning set forth in the Recitals hereto.

“EJF Subscription Agreement” shall have the meaning set forth in the Recitals hereto.

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and any other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written, which any Group Company sponsors, contributes to or maintains for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any Group Company has any liability.

“Enforcement Exceptions” shall have the meaning set forth in Section 4.4(a).

“Environmental Laws” shall mean any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (a) the protection, investigation or restoration of the environment, health and safety (concerning exposure to Hazardous Substances), or natural resources; (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property, and shall include, but not be limited to, federal statues known as the Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Endangered Species Act, Hazardous Materials Transportation Act, Migratory Bird Treaty Act, National Environmental Policy Act, Occupational Safety and Health Act, Oil Pollution Act of 1990, Resource Conservation and Recovery Act, Safe Drinking Water Act and Toxic Substances Control Act.

“ERISA” shall mean the Employment Retirement Income Security Act of 1974.

“ERISA Affiliates” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934.

“Exchange Agent” shall have the meaning set forth in Section 3.3(a).

“Excluded Shares” shall have the meaning set forth in Section 3.2(b).

“Expenses Side Letter” shall have the meaning set forth in the Recitals hereto.

“Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Financing Certificate” shall have the meaning set forth in Section 3.5(a).

“FinCEN” shall have the meaning set forth in Section 4.24.

“Founders” shall mean the persons set forth in Section 1.1(b) of the Company Disclosure Letter.

“Founder Directors” shall mean the persons set forth in Section 1.1(b) of the Company Disclosure Letter (in their capacities as directors of the Company).

“Fully-Diluted Company Share Amount” shall mean the total number of issued and outstanding Company Ordinary Shares plus the total number of Company Ordinary Shares underlying any Company Options, Company warrants or other equity awards of the Company, in each case determined as of immediately following the Conversion but immediately prior to the consummation of the Stock Split. Fully-Diluted Company Share Amount does not include any Company Ordinary Shares issuable (i) as Merger Consideration or (ii) in the PIPE Investment.

“Fundamental Representations” shall mean: (a) in the case of the Company and Merger Sub, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence thereof); Section 4.3 (Capitalization) (other than Section 4.3(b) and Section 4.3(d)); Section 4.4 (Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflicts); Section 4.27 (Brokers); and Section 4.28 (Board Approval; Shareholder Vote) and (b) in the case of SPAC, the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.2 (Capitalization); Section 5.3 (Authority Relative to this Agreement); Section 5.4(a)(i) (No Conflict); Section 5.9 (Business Activities); Section 5.12 (Trust Account); Section 5.20 (Board Approval; Shareholder Vote); and Section 5.22 (Brokers).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, a memorandum and articles of association, certificates of incorporation or formation, bylaws, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean, with respect to the United States, Israel, Cayman Islands or any other foreign or supranational body: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality or tribunal, or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Group Company Software” shall mean all proprietary Software owned by any of the Group Companies.

“Hazardous Substances” shall mean any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous” under any applicable Legal Requirements pertaining to the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IIA” shall have the meaning set forth in Section 4.16.

“Inbound License” shall have the meaning set forth in Section 4.19(a)(ix).

“Incentive Equity Plan” shall have the meaning set forth in Section 7.17.

“Incidental Inbound Licenses” shall mean any (a) non-disclosure/confidentiality agreement (or other Contract that includes confidentiality provisions) entered into in the ordinary course of business that provides any of the Group Companies a limited, non-exclusive right to access or use Trade Secrets; (b) Contract that authorizes any of the Group Companies to identify another Person as a customer, vendor, supplier or partner of such Group Company; (c) non-exclusive license for Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement for off-the-shelf Software that is generally commercially available and involving one (1) time or annual consideration in an amount less than $5,000,000; and (d) license to Open Source Software.

“Insurance Policies” shall have the meaning set forth in Section 4.20.

“Intellectual Property” shall mean all rights, title and interest in or relating to intellectual property throughout the world including: (a) all patents and patent applications, provisional patent applications and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all copyrights and copyrightable subject matter, whether registered or unregistered, (collectively, “Copyrights”); (c) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing (collectively, “Trademarks”); (d) all Internet domain names and social media accounts; (e) trade secrets, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) all moral rights of authors and inventors, however denominated, rights of publicity, and database rights; and (g) all applications and registrations, and any renewals, extensions and reversions, of the foregoing.

“Intended Tax Treatment” shall have the meaning set forth in Recitals hereto.

“Intentional Fraud” shall mean, with respect to a Party, actual and intentional common law fraud under Delaware Law with respect to the representations or warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Israeli Banking Law” means the Israeli Banking (Licensing) Law, 5741-1981 and all the regulations, rules and orders promulgated thereunder, as amended.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999 and all the regulations, rules and orders promulgated thereunder, as amended. “Israeli Funds Law” means the Israeli Joint Investments in Trust Law, 5754-1994 and all the regulations, rules and orders promulgated thereunder, as amended.

“Israeli Investment Advice Law” means the Israeli Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 5755-1995 and all the regulations, rules and orders promulgated thereunder, as amended.

“Israeli Regulated Financial Services Law” means the Israeli Supervision of Financial Services (Regulated Financial Services) Law, 5776-2016 and all the regulations, rules and orders promulgated thereunder, as amended.

“Israeli Securities Law” means the Israeli Securities Law, 5728-1968 and all the regulations, rules and orders promulgated thereunder, as amended.

“IT Assets” means hardware, software, systems, networks, websites, code, applications, databases and other information technology assets or equipment.

“ITA” shall mean the Israel Tax Authority.

“ITO” means the Israeli Income Tax Ordinance [New Version] 1961, and all the regulations, rules and orders promulgated thereunder, as amended.

“Knowledge” shall mean the actual knowledge, following reasonable inquiry, as to a specified fact or event of: (a) with respect to the Company and Merger Sub, the individuals listed on Section 1.1(c) of the Company Disclosure Letter; and (b) with respect to SPAC, the individuals listed on Section 1.1(a) of the SPAC Disclosure Letter.

“Legal Proceeding” shall mean any Action, charge, litigation, hearing or other similar legal proceeding by or before a Governmental Entity or arbitral or mediation body.

“Legal Requirements” shall mean any supranational, federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or official guidance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property that any third-party Person owns and that any Group Company uses or has the right to use pursuant to a written license or sublicense.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, grant, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Material Permits” shall have the meaning set forth in Section 4.6.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Approval” shall have the meaning set forth in Section 1.1.

“Merger Consideration” shall have the meaning set forth in Section 3.2(c)(ii).

“Merger Consideration Tax Ruling” shall mean a Tax ruling from the ITA, (a) that will provide that (i) SPAC Parties are not subject to Israeli tax with respect to any portion of the Trust Account, the Merger Consideration or the Company Warrants payable or otherwise deliverable pursuant to this Agreement, by virtue of Section 104H of the Ordinance, and (ii) the Company, Merger Sub and their respective agents are not required to withhold any Israeli Tax with respect to any portion of the Trust Account, the Merger Consideration or the Company Warrants payable or otherwise deliverable to any SPAC Party, or (b) instructing the SPAC, the Company, Merger Sub and their respective agents on how such withholding is to be executed.

“Merger Sub” shall have the meaning set forth in the preamble hereto.

“NASDAQ” shall have the meaning set forth in Section 5.11.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software that is (a) defined as “free software” (as defined by the Free Software Foundation), (b) defined as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), or (c) governed by a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license if such Software is made available or distributed to others.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity or arbitral or mediation body, that possesses competent jurisdiction.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding Company Equity Securities” shall mean (a) the Company Ordinary Shares outstanding immediately prior to the Effective Time (after giving effect to the Conversion) and (b) the Company Ordinary Shares that, immediately prior to the Effective Time, are issuable upon exercise or vesting in full of the Vested Company Options.

“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by any of the Group Companies.

“Parties” shall have the meaning set forth in the preamble hereto.

“Party” shall have the meaning set forth in the preamble hereto.

“Payee” shall have the meaning set forth in Section 3.6(b)(i).

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“PCAOB Deadline” shall have the meaning set forth in Section 7.18.

“PCAOB Financials” shall have the meaning set forth in Section 7.18.

“Per Share Company Value” shall mean the quotient obtained by dividing (a) the Company Value by (b) the Fully-Diluted Company Share Amount.

“Per Share Merger Consideration” shall have the meaning set forth in Section 3.2(c)(i).

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the financial statements in accordance with U.S. GAAP, (b) statutory and contractual Liens of landlords with respect to leased real property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course and: (i) not yet delinquent, or (ii) that are being contested in good faith through appropriate proceedings, (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies, (e) Liens securing any indebtedness of any of the Group Companies, (f) in the case of Intellectual Property, non-exclusive licenses entered into in the ordinary course, (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the Group Companies, and (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the Group Companies and the rights under the Company Real Property Leases, taken as a whole and do not result in a material liability to the Group Companies.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information” or “personal data”) provided by applicable Legal Requirement, or by the Group Companies in any of its privacy policies, notices or Contracts, all information that identifies or could be used to identify an individual person.

“PIPE Investment” shall have the meaning set forth in the Recitals hereto.

“PIPE Investors” shall have the meaning set forth in the Recitals hereto.

“Plan of Merger” shall have the meaning set forth in Section 2.5(a).

“Preferred Majority” shall have the meaning attributed to such term in the Current Company Articles.

“Privacy Laws” shall mean any and all applicable Legal Requirements relating to the receipt, collection, use, storage, processing, security (both technical and physical), destruction, disclosure or transfer (including cross-border) of Personal Information, including the General Data Protection Regulation, Regulation 2016/679/EU (GDPR) and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Private Placement Warrants” shall have the meaning set forth in Section 5.2(a).

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 7.1(a).

“Proxy Statement/Prospectus Clearance Date” shall mean the date on which the Registration Statement is declared effective by the SEC under the Securities Act.

“Public Warrants” shall have the meaning set forth in Section 5.2(a).

“Reclassification” shall have the meaning set forth in the Recitals hereto.

“Reference Date” shall mean January 1, 2019.

“Registration Rights Agreement” shall have the meaning set forth in the Recitals hereto.

“Registration Statement” shall have the meaning set forth in Section 7.1(a).

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” shall mean, with respect to any Person, such Person’s employees, agents, officers, directors, managers, representatives and advisors.

“Required Regulatory Approvals” shall have the meaning set forth in Section 7.4(a).

“Required Regulatory Filings” shall have the meaning set forth in Section 7.4(a).

“Required SPAC Shareholder Approval” shall mean the Business Combination Approval and the Merger Approval.

“Residency Notice” shall have the meaning set forth in Section 3.3(c).

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list maintained by U.S., E.U., U.N., or U.K. economic sanctions measures, including those maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom or any European Union member state or the Israeli Ministries of Defense, Finance or Foreign Affairs; (ii) any Person located, organized, or resident in, or a Governmental Entity of, a Sanctioned Country; or (iii) any Person fifty percent (50%) or more owned or controlled, directly or indirectly, by, or acting on behalf of any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes or asset freezes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state or Her Majesty’s Treasury of the United Kingdom or by the Israeli government through the Israeli Ministries of Defense, Finance or Foreign Affairs and in accordance with Israeli laws including the Trading with the Enemy Ordinance, 1939, the Combating Terror Law, 5766-2016, and any other relevant Israeli sanctions law and specialized lists.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 5.6(a).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Section 14 Arrangement” shall have the meaning set forth in Section 4.12(i).

“Securities Act” shall mean the U.S. Securities Act of 1933.

“Senior Management Team” shall mean the Persons holding the Company positions of Chief Executive Officer, Chief Revenue Officer, Chief Technology Officer, Chief Financial Officer, Chief Operating Officer, Chief People Officer, General Counsel as well as the other members of the existing senior management team of the Company prior to the Effective Time set forth on Section 7.12(e) of the Company Disclosure Letter.

“Shareholder Resolution” shall have the meaning attributed to such term in the Current Company Articles.

“Significant Company Subsidiary” shall mean each Company Subsidiary other than those that would not constitute a “significant subsidiary” as such term is defined in Rule 1-02(w) of Regulation S-X under the Securities Act.

“Signing Form 8-K” shall have the meaning set forth in Section 7.5(a).

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware and development tools, and all documentation, including user manuals and training materials, related to any of the foregoing.

“SPAC” shall have the meaning set forth in the preamble hereto.

“SPAC Board” shall have the meaning set forth in the Recitals hereto.

“SPAC Cash” shall mean an amount equal to the aggregate amount of cash contained in the Trust Account immediately prior to the Closing less the Aggregate SPAC Shareholder Redemption Payments Amount.

“SPAC Class A Shares” shall have the meaning set forth in Section 5.2(a).

“SPAC Class B Shares” shall have the meaning set forth in Section 5.2(a).

“SPAC Counsel” shall have the meaning set forth in Section 11.15.

“SPAC Counsel Privileged Communications” shall have the meaning set forth in Section 11.15.

“SPAC Counsel Waiving Parties” shall have the meaning set forth in Section 11.15.

“SPAC Counsel WP Group” shall have the meaning set forth in Section 11.15.

“SPAC D&O Indemnified Party” shall have the meaning set forth in Section 7.12(a).

“SPAC D&O Tail Policy” shall have the meaning set forth in Section 7.12(b).

“SPAC Disclosure Letter” shall have the meaning set forth in the preamble to Article V.

“SPAC Material Adverse Effect” shall mean any Effect that, (a) individually or in the aggregate with other Effects, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the SPAC or (b) would, or would reasonably be expected to, prevent the SPAC from consummating the Transactions before the Outside Date; provided, however, that solely for purposes of clause (a), in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, hostilities, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in national, regional, state or local political or social conditions in countries in which, or in the proximate geographic region of which, the SPAC operates; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural disasters; (iii) epidemics, pandemics, including COVID-19 or any COVID-19 Measures, or other public health emergencies; (iv) changes directly attributable to the execution of this Agreement, the public announcement of the Transactions, the performance of this Agreement or the pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees or other third-parties related thereto) (provided, that this clause (iv) shall not apply to any representation or warranty to the extent such representation or warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement, the performance of a Party’s obligations hereunder or the consummation of the transactions contemplated by this Agreement); (v) changes in applicable Legal Requirements, changes of official guidance or official positions of general applicability, or changes in enforcement policies or official interpretations thereof or decisions of general applicability, by any Governmental Entity after the date of this Agreement; (vi) changes in U.S. GAAP (or any official interpretation thereof) after the date of this Agreement; (vii) general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events, changes or conditions generally affecting participants in the industries and markets in which the SPAC operates; (ix) any failure of SPAC to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that any Effect underlying such failure (except to the extent otherwise excluded by other clauses in this definition) shall be taken into account in determining whether a SPAC Material Adverse Effect has occurred or would reasonably be expected to occur); and (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, (B) taken with the prior written consent of the Company or (C) taken by, or at the written request of, the Company; provided, further, that, in the case of clauses (i), (iii), (v), (vi), (vii) and (viii), such Effects shall be taken into account to the extent (but only to the extent) that such Effects have had or are reasonably likely to have a disproportionate impact on the SPAC as compared to other participants in the industries or markets in which the SPAC operates.

“SPAC Material Contracts” shall have the meaning set forth in Section 5.10(a).

“SPAC Memorandum and Articles of Association” shall mean the Amended and Restated Memorandum and Articles of Association of SPAC, as amended, restated, modified or supplemented from time to time.

“SPAC Party(ies)” means the SPAC Sponsor, any SPAC Shareholder, any holder of SPAC Warrants and any assignee, transferee or successor thereof and any other Person that has acquired Company Shares or Company Warrants from any of the foregoing.

“SPAC Pre-Closing Notice of Disagreement” shall have the meaning set forth in Section 3.5(b).

“SPAC Preferred Shares” shall have the meaning set forth in Section 5.2(a).

“SPAC Public Units” shall mean equity securities of SPAC each consisting of one (1) SPAC Class A Share and one-third (1/3) of one (1) Public Warrant.

“SPAC Recommendation” shall have the meaning set forth the Recitals hereto.

“SPAC Record Date” shall have the meaning set forth in Section 7.2(a).

“SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).

“SPAC Shareholder Approval” shall mean (a) with respect to the approval and adoption of this Agreement and the transactions contemplated hereby, an ordinary resolution requiring the affirmative vote of a majority of the votes cast by holders of outstanding SPAC Shares present in person or by proxy at the SPAC Special Meeting and entitled to vote on the matter (the “Business Combination Approval”), (b) with respect to the approval and authorization of the Merger, a special resolution requiring the affirmative vote of at least two-thirds (2/3) of the votes cast by holders of outstanding SPAC Shares present in person or by proxy at the SPAC Special Meeting and entitled to vote on the matter (the “Merger Approval”), (c) with respect to the adjournment of the SPAC Special Meeting, if necessary, an ordinary resolution requiring the affirmative vote of a majority of the votes cast by holders of outstanding SPAC Shares present in person or by proxy at the SPAC Special Meeting and entitled to vote on the matter and (d) with respect to any other matters required by Legal Requirements, the affirmative vote or written consent of shareholders required by applicable Legal Requirements.

“SPAC Shareholder Matters” shall mean the (a) approval and adoption of this Agreement and the transactions contemplated hereby, (b) the approval of and authorization of the Merger, (c) if required, approval of the adjournment of the SPAC Special Meeting and (d) any other matters required to be approved by shareholders by Legal Requirements.

“SPAC Shareholder Redemption” shall have the meaning set forth in Section 7.1(a).

“SPAC Shareholders” shall have the meaning set forth in the Recitals hereto.

“SPAC Shares” shall have the meaning set forth in Section 5.2(a).

“SPAC Special Meeting” shall have the meaning set forth in Section 7.2(b).

“SPAC Sponsor” shall mean Wilson Boulevard LLC, a Delaware limited liability company.

“SPAC Surrender Documents” shall have the meaning set forth in Section 3.3(c).

“SPAC Transaction Costs” shall mean (a) all fees, costs and expenses incurred by SPAC prior to the Closing and payable after June 30, 2021 in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, (b) all fees, costs and expenses incurred by SPAC prior to the Closing and payable after June 30, 2021 in connection with the initial public offering of any SPAC Public Units or SPAC Shares, including any such amounts which are triggered by or become payable as a result of the Closing and (c) all costs, fees and expenses related to the SPAC D&O Tail Policy; provided, however, that the following fees, costs or expenses shall not constitute “SPAC Transaction Costs”: (i) any amounts incurred at the request or direction of another Party; and (ii) any amounts incurred in connection with any actual or threatened Legal Proceeding.

“SPAC Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“SPAC Warrants” shall have the meaning set forth in Section 5.2(a).

“SPAC Working Capital Notes” shall mean any promissory notes that are issued by SPAC to the SPAC Sponsor to the extent permitted by this Agreement to meet the working capital needs of SPAC.

“Specified Filings” shall have the meaning set forth in Section 7.4(b).

“Specified Tax Approvals” shall have the meaning set forth in Section 7.4(b).

“Split Effective Time” shall have the meaning set forth in Section 2.1(a)(iii).

“Split Factor” shall mean the quotient obtained by dividing (a) the Per Share Company Value by (b) $10.00.

“Sponsor Director” shall have the meaning set forth in Section 7.16.

“Stock Split” shall have the meaning set forth in Section 2.1(a)(ii).

“Subscription Agreements” shall have the meaning set forth in the Recitals hereto.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total equity securities is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more of the other Subsidiaries of that Person or a combination thereof; and (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one (1) or more Subsidiaries of that Person or a combination thereof.

“Surviving Company” shall have the meaning set forth in Section 2.2.

“Tax” or “Taxes” shall mean: (a) any and all U.S. federal, state, local and non-U.S. taxes, including gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties, linkage differentials and additions imposed by a Governmental Entity with respect to any such amounts and (b) any liability in respect of any items described in clause (a) payable by reason of Contract, transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law).

“Tax Return” shall mean any income and other material return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the Registration Rights Agreement, the EJF Subscription Agreement, the Voting Agreements, the Confidentiality Agreement, the Company A&R Articles and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Capital Restructuring, PIPE Investment and the Merger.

“Transfer Taxes” shall have the meaning set forth in Section 7.13(a).

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” shall have the meaning set forth in Section 5.12(a).

“Trust Agreement” shall have the meaning set forth in Section 5.12(a).

“Trust Termination Letter” shall have the meaning set forth in Section 7.11.

“Unaudited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Unit Separation” shall have the meaning set forth in Section 3.2(a).

“Unvested Company Option” shall mean any unvested Company Options.

“U.S. GAAP” shall mean the United States generally accepted accounting principles.

“Valid Certificate” shall mean a valid certificate or ruling issued by the ITA in form and substance reasonably acceptable to the Company and the relevant payor, (a) exempting such payor from the duty to withhold Israeli Taxes with respect to the applicable payment, (b) determining the applicable rate of Israeli Taxes to be withheld from the applicable payment or (c) providing any other instructions regarding the payment or withholding with respect to the applicable payment. To the extent it provides instructions with respect to the matters listed in clauses (a), (b) or (c) above, the Merger Consideration Tax Ruling shall be considered a Valid Certificate.

“Vested Company Option” shall mean any vested Company Options immediately prior to the Effective Time, including any Company Options which are intended to accelerate and become vested upon Closing.

“Voting Agreements” shall mean the SPAC Voting Agreement and the Company Voting Agreements.

“Warehouse Debt” shall have the meaning set forth in Section 6.1(b)(iv).

“WARN Act” shall have the meaning set forth in Section 4.12(g).

“Warrant Agreement” shall mean that certain Warrant Agreement, dated February 24, 2021, between SPAC and Continental Trust.

“Withholding Drop Date” shall have the meaning set forth in Section 3.6(b)(i).

ARTICLE II

PRE-CLOSING TRANSACTIONS AND MERGER

2.1. Pre-Closing Transactions.

(a) Conversion and Stock Split.

(i) Company Preferred Share Conversion. On the Closing Date, immediately prior to the Stock Split and the Effective Time, the Conversion shall occur.

(ii) Stock Split. Immediately following the Conversion but prior to the consummation of the PIPE Investment, each Company Ordinary Share (and for the avoidance of doubt, any warrant, right or other security convertible into or exchangeable or exercisable therefor) that is issued and outstanding immediately prior to the Effective Time shall be converted (or made exchangeable or exercisable) into a number of Company Ordinary Shares determined by multiplying each such Company Ordinary Share by the Split Factor (with the Founders receiving Class B Company Ordinary Shares and the other Company Shareholders receiving Class A Company Ordinary Shares) (together with the treatment of Company Options set forth in Section 2.1(a)(iii), the “Stock Split”); provided, that no fraction of a Company Ordinary Share will be issued by virtue of the Stock Split, and each Company Shareholder that would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by such Company Shareholder) shall instead be entitled to receive such number of Company Ordinary Shares to which such Company Shareholder would otherwise be entitled, rounded to the nearest whole Company Ordinary Share.

(iii) Company Options. Each Company Option outstanding as of the effective time of the Stock Split (the “Split Effective Time”) will, automatically and without any action on the part of any holder of such Company Option or beneficiary thereof, continue to be an option to purchase Company Ordinary Shares (each a “Continuing Option”) subject to substantially the same terms and conditions as were applicable to such Company Option immediately before the Split Effective Time (including expiration date and exercise provisions), except that: (A) each Continuing Option shall be exercisable for that number of Company Ordinary Shares equal to the product (rounded down to the nearest whole Company Ordinary Share) of (1) the number of Company Shares subject to the Company Option immediately before the Split Effective Time multiplied by (2) the Split Factor; and (B) the per share exercise price for each Company Ordinary Share issuable upon exercise of the Continuing Option shall be equal to the quotient obtained by dividing (1) the exercise price per Company Share of such Company Option immediately before the Split Effective Time by (2) the Split Factor; provided, however, that the exercise price and the number of Company Ordinary Shares purchasable under each Continuing Option shall, to the extent applicable, be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of Company Ordinary Shares purchasable under such Continuing Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code; and provided, further, that in the case of any Company Option to which Section 102 of the ITO applies, that the exercise price and the number of Company Ordinary Shares purchasable under each Continuing Option shall be determined in a manner consistent with the Incentive Equity Plan and in compliance with the requirements of the ITA.

(iv) Company Books. Following the completion of the Capital Restructuring, the Company shall promptly update its books and records to account for any Class A Company Ordinary Shares and Class B Company Ordinary Shares issued pursuant to the Capital Restructuring and the Class A Company Ordinary Shares issuable upon exercise of any Company Options.

(b) PIPE Investment. Subject to the terms of their respective Subscription Agreements, (a) the EJF Investor and the PIPE Investors will be obligated to fund their commitments on or prior to the Closing Date, and (b) immediately prior to the Effective Time, but after giving effect to the Capital Restructuring, the EJF Investor and such PIPE Investors will be obligated to purchase from the Company newly issued Company Ordinary Shares.

2.2. Merger. At the Effective Time, Merger Sub will be merged with and into SPAC upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Law, whereupon the separate corporate existence of Merger Sub will cease and SPAC will continue its existence under the Cayman Companies Law as the surviving company (the “Surviving Company”). As a result of the Merger, the Surviving Company will become a wholly-owned subsidiary of the Company.

2.3. Closing. Unless this Agreement has been terminated and the Transactions have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the consummation of the Merger (the “Closing”) will occur by electronic exchange of documents contemplated by this Agreement to be executed and delivered at the Closing at (a) a time and date to be specified in writing by the Parties, which will be no later than two (2) Business Days after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition) or (b) such other time, date and place as SPAC and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

2.4. Closing Deliverables.

(a) At the Closing, SPAC shall:

(i) make any payments required to be made by SPAC or on SPAC’s behalf in connection with any SPAC Shareholder Redemptions pursuant to Section 7.11;

(ii) pay, or cause to be paid, all SPAC Transaction Costs to the applicable payees, to the extent not paid prior to the Closing; and

(iii) deliver to the Company an executed resignation from each director and officer of SPAC other than as set forth on Section 2.4(a)(iii) of the SPAC Disclosure Letter.

(b) At the Closing, the Company shall deliver to SPAC:

(i) a copy of the Company A&R Articles in the form to be filed after the Closing with the Registrar of Companies of the State of Israel;

(ii) the Registration Rights Agreement, duly executed by the Company; and

(iii) the Amended and Restated Warrant Agreement, duly executed by the Company.

2.5. Plan of Merger; Effective Time.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, the Parties will cause the Merger to be consummated, and SPAC and Merger Sub shall execute a plan of merger the (“Plan of Merger”) substantially in the form attached as Exhibit F hereto (with such changes as mutually agreed to by the Parties) and shall file the Plan of Merger and other documents as required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Companies Law.

(b) The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and SPAC may agree and specify pursuant to the Cayman Companies Law (such time as the Merger becomes effective being the “Effective Time”).

2.6. Effect of Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights and privileges of each of Merger Sub and SPAC shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of each of Merger Sub and SPAC shall become debts, liabilities, obligations and duties of the Surviving Company.

2.7. Memorandum of Association of the Surviving Company. At the Effective Time, the SPAC Memorandum and Articles of Association shall be amended and restated in the form attached hereto as Exhibit G and thereafter shall be the memorandum of association of the Surviving Company until subsequently amended in accordance with applicable Legal Requirements.

2.8. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the Governing Documents of the Surviving Company, the directors and officers of the Surviving Company shall be the directors and officers of Merger Sub immediately prior to the Effective Time.

2.9. Tax Deferred Reorganization Matters. The Parties intend that, for U.S. federal income tax purposes, the Merger and the Capital Restructuring will qualify for the Intended Tax Treatment. To the extent applicable, the Parties will prepare and file all U.S. income Tax Returns consistently with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Legal Requirements) or a change in applicable Legal Requirements; provided, that (subject to the immediately succeeding proviso) the Parties shall use commercially reasonable efforts exercised in good faith to defend and affirm the Intended Tax Treatment in respect of any challenge by an applicable Governmental Entity; provided further, that nothing in this Section 2.9 shall (1) require or be interpreted to obligate any Party or any of their respective Affiliates or Representatives to litigate or defend against any such challenge in a court of competent jurisdiction or (2) prevent any Party or any of their respective Affiliates or Representatives from, after taking such commercially reasonable efforts as are determined by such Party in good faith to defend and affirm the Intended Tax Treatment, settling such challenge. Each Party agrees to use commercially reasonable efforts to: (x) not knowingly take any actions (other than such actions contemplated by this Agreement or the Transaction Agreements) that would reasonably be expected to cause the Merger or the Capital Restructuring to not qualify for the Intended Tax Treatment; and (y) promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity.

ARTICLE III

EFFECT OF MERGER ON EQUITY SECURITIES

3.1. Conversion of Merger Sub Stock. At the Effective Time, each outstanding ordinary share of Merger Sub shall be converted into one (1) ordinary share of the Surviving Company, which shall constitute the only outstanding ordinary share of the Surviving Company.

3.2. Effect on SPAC Shares and SPAC Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of SPAC or any holders of SPAC Shares:

(a) SPAC Public Units. The SPAC Class A Shares and the Public Warrants comprising each issued and outstanding SPAC Public Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall be deemed to hold one (1) SPAC Class A Share and one-third (1/3) of one (1) Public Warrant; provided that no fractional Public Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Public Units would be entitled to receive a fractional Public Warrant upon the Unit Separation, then the number of Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of Public Warrants.

(b) Cancellation of Certain SPAC Shares. All SPAC Shares that are owned by SPAC, Merger Sub, the Company or any of their respective Subsidiaries immediately prior to the Effective Time (“Excluded Shares”) shall automatically be canceled, and no Merger Consideration or other consideration shall be delivered or deliverable in exchange therefor.

(c) Treatment of SPAC Shares.

(i) Each SPAC Class B Share issued and outstanding immediately prior to the Effective Time other than Excluded Shares, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive one (1) Class A Company Ordinary Share (the “Per Share Merger Consideration”).

(ii) Each SPAC Class A Share issued and outstanding immediately prior to the Effective Time (after giving effect to any SPAC Shareholder Redemption) other than Excluded Shares, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive the Per Share Merger Consideration. The aggregate number of Class A Company Ordinary Shares into which SPAC Class A Shares and SPAC Class B Shares are converted into pursuant to this Section 3.2(c) is referred to herein as the “Merger Consideration”.

(iii) All of the SPAC Class A Shares and SPAC Class B Shares converted into the right to receive the Merger Consideration shall no longer be outstanding and shall be cancelled and cease to exist, and each holder of any SPAC Class A Shares or SPAC Class B Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable portion of the Merger Consideration into which such SPAC Class A Shares and SPAC Class B Shares shall have been converted.

(d) Treatment of SPAC Warrants. Each Public Warrant and Private Placement Warrant that is outstanding and unexercised immediately prior to the Effective Time shall be converted into and become a warrant to purchase Class A Company Ordinary Shares (“Company Warrants”), and the Company shall assume each such Public Warrant or Private Placement Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to SPAC Shares under Public Warrants and Private Placement Warrants assumed by the Company shall thereupon be converted into rights with respect to the Company Warrants. Accordingly, from and after the Effective Time: (A) each Company Warrant assumed by the Company may be exercised solely for Class A Company Ordinary Shares; (B) the number of Class A Company Ordinary Shares subject to each Company Warrant assumed by the Company shall be the same number of SPAC Shares that were subject to such Public Warrant or Private Placement Warrant immediately prior to the Effective Time; (C) the exercise price for the Class A Company Ordinary Shares issuable upon exercise of each Company Warrant shall be the same as the applicable exercise price in effect immediately prior to the Effective Time; and (D) any restriction on the exercise of any Public Warrant or Private Placement Warrant assumed by the Company shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Public Warrant or Private Placement Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a Public Warrant or a Private Placement Warrant, such Public Warrant or Private Placement Warrant assumed by the Company in accordance with this Section 3.2(d) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Class A Company Ordinary Shares subsequent to the Effective Time.

3.3. Exchange Procedures.

(a) Prior to the Effective Time, the Company shall engage, as an exchange agent, a Person selected by the Company and reasonably acceptable to SPAC (provided, that Continental Trust shall be deemed to be reasonably acceptable to SPAC) (the “Exchange Agent”) and enter into an exchange agent agreement reasonably acceptable to the Company and SPAC with the Exchange Agent for the purpose of (i) exchanging each SPAC Share that is issued and outstanding immediately prior to the Effective Time (after giving effect to any SPAC Shareholder Redemption and excluding the Excluded Shares) for the Per Share Merger Consideration issuable in respect of such SPAC Shares pursuant to Section 3.2(c)(ii) (subject to any required Tax withholding as provided under Section 3.6) and on the terms and subject to the other conditions set forth in this Agreement and (ii) exchanging each Public Warrant and Private Placement Warrant that is issued and outstanding immediately prior to the Effective Time for the Company Warrants issuable in respect of such Public Warrants or Private Placement Warrant pursuant to Section 3.2(d)(i) and on the terms and subject to the other conditions set forth in this Agreement.

(b) At the Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of SPAC Shares that are entitled to receive any portion of the Merger Consideration or Company Warrants in accordance with the terms of this Agreement and for exchange through the Exchange Agent, (i) evidence of Class A Company Ordinary Shares in book-entry form representing the Per Share Merger Consideration issuable pursuant to Section 3.2(c)(ii) in exchange for the applicable SPAC Shares and (ii) evidence of Company Warrants in book-entry form representing the Company Warrants issuable pursuant to Section 3.2(d)(i) in exchange for the applicable SPAC Warrants, in each case after giving effect to any required Tax withholding as provided under Section 3.6.

(c) If the Exchange Agent requires that, as a condition to receive the Merger Consideration, any holder of SPAC Shares (other than any Excluded Shares) deliver a letter of transmittal to the Exchange Agent, then (i) as promptly as practicable after the Effective Time (or prior thereto if, and to the extent, reasonably practicable and reasonably agreed between the Company and SPAC, such agreement not to be unreasonably withheld), the Company shall direct the Exchange Agent to mail to such holder of SPAC Shares that are issued and outstanding immediately prior to the Effective Time (after giving effect to any SPAC Shareholder Redemption and excluding the Excluded Shares) and that have been converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration pursuant to Section 3.2(c)(ii) a letter of transmittal (which, unless the Merger Consideration Tax Ruling is obtained prior to Closing, shall require each holder of SPAC Shares to indicate whether it is an Israeli Tax resident and whether such holder holds five percent (5%) or more of the outstanding SPAC Shares (a “5% Holder”), in the form attached hereto as Exhibit H (a “Residency Notice”) and shall specify that delivery of the Merger Consideration for such SPAC Shares shall be effected only upon proper delivery of (A) a duly completed letter of transmittal, and (B) such other applicable surrender documentation referenced in such letter of transmittal as reasonably required by the Exchange Agent ((A)-(B)), the “SPAC Surrender Documents”) to the Exchange Agent (and which SPAC Surrender Documents shall be in a form reasonably acceptable to the Company) and instructions for use in effecting the surrender of the SPAC Shares in exchange for the applicable portion of the Merger Consideration set forth in Section 3.2(c)(ii), and (ii) from and after the Effective Time, such holder of any SPAC Shares that have been converted into the right to receive a portion of the Merger Consideration shall be entitled to receive such portion of the Merger Consideration only upon delivery to the Exchange Agent of all properly completed SPAC Surrender Documents, duly executed by such holder, at which point such holder shall be entitled to receive the applicable portion of the Merger Consideration in book-entry form or, at the Company’s option, certificates representing such portion of the Merger Consideration. In the event the Merger Consideration Tax Ruling is not obtained prior to Closing, the Company and SPAC will work together reasonably and in good faith to cause any such Residency Notices, if any, to be delivered by the Exchange Agent (or another Person on its behalf) to each holder of SPAC Shares and SPAC Warrants as promptly as possible after the Effective Time (or after the effectiveness of the Proxy Statement/Prospectus and prior to the Effective Time if, and to the extent, reasonably practicable). In the event the Merger Consideration Tax Ruling is not obtained prior to Closing, the Parties may by mutual agreement vary or waive any or all requirements described above which are applicable to such circumstances.

(d) If the Per Share Merger Consideration is to be issued to a Person other than the SPAC Shareholder in whose name the transferred SPAC Share is registered, it shall be a condition to the issuance of the Per Share Merger Consideration to such Person that the Person requesting such consideration pay to the Exchange Agent any Transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such SPAC Share or establish to the satisfaction of the Exchange Agent that such Transfer Taxes have been paid or are not payable.

(e) If the Company Warrants to be issued to a Person other than the SPAC Shareholder in whose name the transferred SPAC Warrant is registered, it shall be a condition to the issuance of the Company Warrants to such Person that the Person requesting such consideration pay to the Exchange Agent any Transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such SPAC Warrant or establish to the satisfaction of the Exchange Agent that such Transfer Taxes have been paid or are not payable.

(f) No interest will be paid or accrued on the Merger Consideration or the Company Warrants to be issued pursuant to this Agreement (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 3.3, each SPAC Share that has been converted into the right to receive a portion of the Merger Consideration shall solely represent the right to receive the Per Share Merger Consideration, and each SPAC Warrant that has been converted into the right to receive a Company Warrant shall solely represent the right to receive the applicable Company Warrant.

(g) At the Effective Time, the register of members of SPAC shall be closed and there shall be no transfers of SPAC Shares or SPAC Warrants that were outstanding immediately prior to the Effective Time.

(h) Any portion of the Merger Consideration that remains unclaimed by the applicable SPAC Shareholders twelve (12) months following the Closing Date shall be delivered to the Company or as otherwise instructed by the Company, and any SPAC Shareholder who has not exchanged his, her or its SPAC Shares or SPAC Warrants, as applicable, for the Per Share Merger Consideration or the Company Warrants, as applicable, in accordance with this Section 3.3 prior to that time shall thereafter look only to the Company for the issuance of the Per Share Merger Consideration or the Company Warrants, as applicable, without any interest thereon. None of the Company, the Surviving Company, the Exchange Agent or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar law. Any portion of the Merger Consideration remaining unclaimed by the applicable SPAC Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Legal Requirement, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

(i) All Class A Company Ordinary Shares or Company Warrants delivered upon the exchange of SPAC Shares and SPAC Warrants, as applicable, in accordance with the terms of this Article III shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such SPAC Shares or SPAC Warrants, as applicable. From and after the Effective Time, holders of SPAC Shares and SPAC Warrants shall cease to have any rights as SPAC Shareholder, except as provided in this Agreement or by applicable Legal Requirements.

3.4. Certain Adjustments.

(a) The number of Company Ordinary Shares that each Person is entitled to receive as a result of the Merger shall be equitably adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Company Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Ordinary Shares occurring on or after the date hereof and prior to the Closing, in each case, other than the Capital Restructuring.

(b) The number of Company Ordinary Shares that each Person is entitled to receive as a result of the Stock Split, as well as the number of Company Ordinary Shares underlying any Vested Company Option and the number of Company Ordinary Shares underlying any Unvested Company Option, shall be equitably adjusted to reflect appropriately the effect of any share subdivision, consolidation, capitalization or distribution (including any dividend or distribution of securities convertible into SPAC Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Shares occurring on or after the date hereof and prior to the Closing.

3.5. Financing Certificate and Closing Calculations.

(a) Not later than four (4) Business Days prior to the Closing Date, SPAC shall deliver to the Company written notice (the “Financing Certificate”) setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of any SPAC Shareholder Redemptions; (ii) SPAC’s good faith estimate of the amount of SPAC Cash and SPAC Transaction Costs as of the Closing; and (iii) the number of SPAC Class A Shares to be outstanding as of the Closing after giving effect to any SPAC Shareholder Redemptions. If the Company in good faith disagrees with any portion of the Financing Certificate, then the Company may deliver a notice of such disagreement to SPAC until and including the second (2nd) Business Day prior to the Closing Date (the “Company Pre-Closing Notice of Disagreement”).

(b) Not later than four (4) Business Days prior to the Closing Date, the Company shall provide to SPAC a written notice setting forth: (i) the Company’s good faith estimate of the amount of the Company Transaction Costs and (ii) the number of Class A Company Ordinary Shares and Class B Company Ordinary Shares that will be issued and outstanding on a fully-diluted basis immediately following the Reclassification and the Stock Split (such written notice of (i) and (ii), together, the “Company Closing Statement”). If SPAC in good faith disagrees with any portion of the Company Closing Statement, then SPAC may deliver a notice of such disagreement to the Company until and including the second (2nd) Business Day prior to the Closing Date (the “SPAC Pre-Closing Notice of Disagreement”).

(c) The Company and SPAC shall seek in good faith to resolve any differences they have with respect to the matters specified in the Company Pre-Closing Notice of Disagreement or SPAC Pre-Closing Notice of Disagreement, as applicable.

3.6. Withholding Taxes.

(a) Notwithstanding anything in this Agreement to the contrary, SPAC, the Company, Merger Sub, their respective Affiliates and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. Each Party shall expend commercially reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation (including an Internal Revenue Service Form W-9 or other applicable form) that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and remitted to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The payor shall provide to such Person evidence that such amounts have been paid to the applicable Tax authority or other Governmental Entity.

(b) Notwithstanding anything to the contrary in this Agreement, SPAC, the Company and Merger Sub shall, and shall cause their respective controlled Affiliates and direct their respective other Affiliates to, act in accordance with the provisions of any Tax ruling obtained from the ITA, including any Merger Consideration Tax Ruling. If, as of the Closing, the Merger Consideration Tax Ruling has not been obtained (and if the Merger Consideration Tax Ruling is obtained as of the Closing, then with respect to any holder of SPAC Shares or SPAC Warrants that is not exempt from withholding pursuant to the Merger Consideration Tax Ruling), then:

(i) the Merger Consideration payable to any holder of SPAC Shares or SPAC Warrants (each, a “Payee”) shall be retained by the Exchange Agent for the benefit of such Payee until the first to occur of (x) (A) the date on which such Payee delivers to the Exchange Agent a valid notice indicating that it is not an Israeli Tax resident and that it is not 5% Holder, or, (B) if such Payee fails to deliver a notice described in the preceding clause (A), the date of delivery of a Valid Certificate (and if a Payee has delivered such documentation prior to the Effective Time, then delivery of such documentation shall be deemed to have been made as of the Effective Time), and (y) the date that is 180 days from the Closing Date (the “Withholding Drop Date”),

(ii) if any Payee that confirmed that it is an Israeli Tax resident or a 5% Holder in the applicable documentation delivered to the Exchange Agent pursuant to Section 3.6(b)(i) fails to provide the Exchange Agent with a Valid Certificate at least three (3) Israeli Business Days prior to the Withholding Drop Date, then the amount to be withheld from such Payee’s portion of the consideration shall be calculated according to the applicable withholding rate in accordance with applicable Legal Requirement.

(c) If a Payee confirms that it is an Israeli Tax resident or a 5% Holder in the applicable documentation delivered to the Exchange Agent pursuant to Section 3.6(b)(i)(x) and fails to provide a Valid Certificate on or before the Withholding Drop Date, the Payee shall provide to the Exchange Agent an amount in cash sufficient to satisfy such Israeli Taxes on the Withholding Drop Date. If such Payee does not timely deliver a Valid Certificate, or fails to provide the Exchange Agent with the full amount in cash necessary to satisfy such Israeli Taxes in accordance with the immediately preceding sentence at least three (3) Israeli Business Days before the Withholding Drop Date, the Exchange Agent shall be entitled to sell in the public market at then prevailing share prices such portion of the Payee’s retained Company Shares and Company Warrants (together “Company Securities”) as may be necessary to satisfy the full amount due with regards to such Israeli Taxes, and shall pay over, from the proceeds of such sale, the amount of applicable withholding taxes required to be paid to the applicable Israeli Tax authorities, and shall deliver the balance of the Merger Consideration to the applicable Payee. For the avoidance of doubt, any such sale by the Exchange Agent when permitted hereby shall not constitute a violation or breach of or default under this Agreement or any other Transaction Agreement that might otherwise restrict such sale.

(d) Each Payee shall waive, release and absolutely and forever discharge the payor from and against any and all claims for any losses in connection with the forfeiture or sale of any portion of the Company Securities, otherwise deliverable to such Payee in compliance with the withholding requirements under this Section 3.6. To the extent that the Exchange Agent is unable, for whatever reason, to sell the applicable portion of Company Securities required to finance applicable deduction or withholding requirements, then the Exchange Agent shall be entitled to hold all of the Company Securities otherwise deliverable to the applicable Payee until the earlier of: (i) the receipt of a Valid Certificate fully exempting the Exchange Agent from tax withholding or receipt of cash amount equal to the tax that should be withheld by the Exchange Agent; or (ii) such time when the Exchange Agent is able to sell the portion of such Company Securities otherwise deliverable to such Payee that is required to enable the Exchange Agent to comply with such applicable deduction or withholding requirements. Any costs or expenses incurred by the Exchange Agent in connection with such sale shall be borne by, and deducted from the payment to, the applicable Payee.

(e) The Parties will work together reasonably and in good faith to implement the foregoing requirements of this Section 3.6, and may by mutual agreement vary or waive such requirements (subject to compliance with the Merger Consideration Tax Ruling, if obtained).

3.7. Transfer Agent. The Parties shall cooperate in good faith to ensure that a transfer agent approved by the Company shall perform transfer agent services as of and after the Closing.

3.8. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Merger Sub, the officers, directors, managers and members, as applicable, (or their designees) of SPAC, Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter dated as of the date of this Agreement and delivered by the Company and Merger Sub to SPAC in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company and Merger Sub hereby represent and warrant to SPAC as follows:

4.1. Organization and Qualification.

(a) The Company is a company duly formed, validly existing under the laws of Israel, has timely filed all requisite annual reports, paid all annual fees and has not been designated a “violating company” (within the meaning of the Israeli Companies Law) by the Israeli Registrar of Companies, and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of the Company, as currently in effect, have been made available to SPAC. The Company is not in violation of its Governing Documents.

(b) Merger Sub (i) is a Cayman Islands exempted company duly formed, validly existing and in good standing under the laws of the Cayman Islands and (ii) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of clause (ii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of Merger Sub, as currently in effect, have been made available to SPAC. Merger Sub is not in violation of its Governing Documents.

4.2. Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Except as set forth in Section 4.2(a) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries and as set forth in Section 4.2(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person. The Company may update Section 4.2(a) of the Company Disclosure Letter at any time prior to the Closing to reflect any changes thereto that result from actions taken after the execution of this Agreement to the extent such actions were not prohibited under Section 6.1.

(b) Each Company Subsidiary (other than Merger Sub, which is addressed in Section 4.1(b)) is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary (other than Merger Sub, which is addressed in Section 4.1(b)) is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of each Significant Company Subsidiary, as amended and in effect on the date of this Agreement, have been made available to SPAC. No Company Subsidiary is in violation of any of the provisions of its Governing Documents.

(c) All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (iii) have been offered, sold and issued in material compliance with applicable Legal Requirements and the applicable Company Subsidiary’s respective Governing Documents.

(d) There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any Company Subsidiary is a party or by which it is bound obligating such Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any ownership interests of such Company Subsidiary or obligating such Company Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e) Merger Sub has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person. Merger Sub does not have any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Merger. All outstanding shares of Merger Sub are owned by the Company, free and clear of all Liens.

4.3. Capitalization of the Company.

(a) As of the date of this Agreement, the Company’s authorized share capital is NIS 104,650, divided into 10,465,000 authorized Company Shares, of which (i) 8,258,757 are Company Ordinary Shares, 1,037,742 of which are issued and outstanding and (ii) 370,370 are Class A Preferred Shares, 370,370 of which are issued and outstanding, (iii) 179,398 are Class A-1 Preferred Shares, 172,857 of which are issued and outstanding, (iv) 412,554 are Class B Preferred Shares, 397,931 of which are issued and outstanding, (v) 343,498 are Class C Preferred Shares, 343,498 of which are issued and outstanding, (vi) 713,076 are Class D Preferred Shares, 688,301 of which are issued and outstanding, and (vii) 187,347 are Class E Preferred Shares, 187,347 of which are issued and outstanding. In addition, the Company has issued (A) 144,675 warrants to purchase Company Ordinary Shares, (B) 14,623 warrants to purchase Class B Preferred Shares, and (C) 23,101 warrants to purchase Class D Preferred Shares. Section 4.3(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the number, class and series of Company Shares together with the name of each registered holder thereof.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) a true, correct and complete list of all holders of outstanding Company Options, (ii) the number of Company Options granted, (iii) the grant date, and exercise price for each such Company Option, (iv) the date on which such Company Option expires and (v) the vesting commencement date of each Company Option.

(c) Except for the Company Share Plans, as of the execution of this Agreement, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

(d) Each Company Option (i) granted to Employees located in the United States was granted in accordance with the Company Share Plans with an exercise price per share (A) that is equal to or greater than the fair market value of the underlying shares on the date of grant or (B) was determined pursuant to the Code Section 409A safe-harbor for illiquid start-up companies pursuant to Treas. Reg. Section 1.409A-1(b)(5)(iv)(B)(2)(iii) or in accordance with Code Section 422(c)(1), as applicable, and (ii) has a grant date identical to the date on which the Company Board or its compensation committee actually awarded the Company Option.

(e) Except for, or as set out in, or underlying, (i) the Current Company Articles, (ii) the EJF Subscription Agreement, (iii) the Company Preferred Shares, (iv) this Agreement, (v) any Company Options that are from time to time granted to any employees, consultants or directors of any Group Company pursuant to the Company Share Plans and (vi) a reservation of Company Ordinary Shares for issuances or purchase upon exercise of Company Options under the Company Share Plans, (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any of its Subsidiaries is outstanding, and (B) there is no commitment by the Company or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Company or its Subsidiaries (other than redemptions or other acquisitions of any such capital stock or other equity security from directors, officers, employees or consultants in accordance with the terms of any equity incentive plan or such Person’s employment, grant, consulting or subscription agreement, in each case, in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement) or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security.

(f) All issued and outstanding Company Shares are, and all Company Shares which become issued pursuant to the Reclassification and the exercise of Company Options, when issued in accordance with the terms of the Company Options, respectively, will be, (i) duly authorized, validly issued, fully paid and non-assessable, clear of all Liens (other than transfer restrictions under applicable securities laws, the ITO or any of the Transaction Agreements), not subject to any rights of first refusal, put or call options and free of any similar limitation or restriction (in each case, to the extent that such concepts are applicable) and (ii) not subject to any preemptive rights of any kind, including created by the Company’s Governing Documents or any Contract to which the Company is a party. All issued and outstanding Company Shares and Company Options were issued in material compliance with applicable Legal Requirements.

(g) All Company Shares which become issued as Merger Consideration when issued in accordance with the terms of this Agreement, will be, (i) duly authorized, validly issued, fully paid and non-assessable, clear of all Liens (other than transfer restrictions under applicable securities laws and the Governing Documents of the Company), not subject to any rights of first refusal, put or call options and free of any similar limitation or restriction (in each case, to the extent that such concepts are applicable), (ii) not subject to any preemptive rights of any kind, including created by the Company’s Governing Documents or any Contract to which the Company is a party and (iii) issued in compliance with applicable Legal Requirements.

(h) No outstanding Company Shares are subject to vesting or forfeiture rights or repurchase by a Group Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any Group Company.

(i) Except as set forth in the Company’s Governing Documents, this Agreement, the Subscription Agreements and the EJF Subscription Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which any Group Company is a party or by which any Group Company is bound with respect to any ownership interests of the applicable Group Company.

(j) Except as provided for in this Agreement, the Subscription Agreements or the EJF Subscription Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(k) As of the date of this Agreement, no Group Company has any indebtedness for borrowed money, other than to any other Group Company. No Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the U.S. Small Business Administration Paycheck Protection Program.

(l) All dividends and other distributions of profits or retained earnings declared or paid since the date of incorporation of the Company, if any, have been declared and paid in compliance with the Company’s Governing Documents and applicable Legal Requirements.

4.4. Authority Relative to this Agreement.

(a) Subject to the receipt of the Company Shareholder Approval, the Company and Merger Sub (together, the “Company Parties”) each have or will have all requisite corporate or other organizational power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which such Group Company is or will as of the Closing be a party, and each ancillary document that such Company Party has executed or delivered or is to execute or deliver pursuant to this Agreement prior to the Closing; (b) carry out such Company Party’s obligations hereunder and thereunder, including the due and valid authorization and issuance of the Merger Consideration, and (c) consummate the Transactions. Subject to the receipt of the Company Shareholder Approval, the execution and delivery by the Company Parties of this Agreement and the other Transaction Agreements to which it is a party (or to which, as of the Closing, it will be a party) and the consummation by such Company Party of the Transactions have been (or, in the case of any Transaction Agreements entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all requisite action on the part of such Company Party (including (x) with respect to the Company, the approval by the Company Board and (y) with respect to Merger Sub, the approval by the board of directors of Merger Sub and by the Company, as the sole shareholder of Merger Sub), and no other proceedings on the part of any Company Party are necessary to authorize this Agreement or to consummate the Transactions. This Agreement and the other Transaction Agreements to which any Company Party is a party have been (or, in the case of any Transaction Agreements to be entered into by such Company Party after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by such Company Party and, assuming the due authorization, execution and delivery thereof by the other parties thereto, constitute (or, in the case of any Transaction Agreements to be entered into by such Company Party after the date of this Agreement, will constitute) the legal and binding obligations of the applicable Company Party, enforceable against such Company Party in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, forbearance or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Enforcement Exceptions”).

(b) The following votes are required to obtain the Company Shareholder Approval: (a) with respect to the Merger, the affirmative vote or written consent of the Preferred Majority and (b) with respect to (i) the adoption of the Company A&R Articles, (ii) the approval and adoption of this Agreement and (iii) approval of the other Transactions, including the Reclassification and Stock Split, the affirmative vote or written consent of each of (x) the Company Shareholders by a Shareholder Resolution, (y) the Preferred Majority, and (z) solely with respect to the adoption of the Company A&R Articles, the written consent of each Company Shareholder that is named in the Current Company Articles as having the right to appoint a member of the Company Board or as having the right to appoint an observer to the Company Board. Assuming the execution of and performance under the Company Voting Agreements by the Company Voting Agreement Signatories, the Company will have received sufficient votes to obtain the Company Shareholder Approval and to approve the Company Shareholder Matters.

4.5. No Conflict; Required Filings and Consents.

(a) Assuming receipt of the Company Shareholder Approval and the receipt of the Required Regulatory Approval, the execution and delivery by the Company Parties of this Agreement and the other Transaction Agreements to which such Company Party is a party do not (or, in the case of any Transaction Agreements to be entered into by such Company Party after the date of this Agreement, will not), the performance of this Agreement and the other Transaction Agreements to which such Company Party is or as of the Closing will be a party by the applicable Company Party will not, and the consummation of the Transactions will not: (i) conflict with or violate any Company Party’s Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default under, or impair the Company’s or any of its Subsidiaries’ rights or, in a manner adverse to any of the Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the material properties or material assets of any of the Group Companies pursuant to, any Company Material Contracts, except with respect to clauses (ii) and (iii) as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by any Company Party, or the other Transaction Agreements to which such Company Party is a party, does not, and the performance of its obligations hereunder and thereunder and the consummation of the Transactions and the transactions contemplated thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Plan of Merger and other documents as required to effect the Merger in accordance with the Cayman Companies Law; (ii) the filing of the Registration Statement and any other applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which any Group Company is licensed or qualified to do business; (iii) the Required Regulatory Filings and the Required Regulatory Approvals, (iv) the filing and approval of a listing application by the Company with NASDAQ with respect to the Class A Company Ordinary Shares to be issued as the Merger Consideration; (v) all filings, notices, waiver requests, applications and other submissions to the ITA that may be reasonably necessary, in the Company’s discretion, in connection with the Transactions; (vi) all Specified Filing and Specified Tax Approvals; (vii) the filings to be made following the Closing with the Israeli Registrar of Companies regarding the adoption of the Company A&R Articles, the Capital Restructuring, the issuance of the Class A Company Ordinary Shares and Class B Company Ordinary Shares, the appointment and resignation of directors to and from the Company Board, and any other relevant Transactions contemplated hereunder; and (viii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.6. Compliance; Material Permits. Each of the Group Companies is, and for the prior eighteen (18) months has been, and to the Knowledge of the Company since the Reference Date has been, in compliance with all applicable Legal Requirements with respect to the conduct, ownership and operation of its business, except for failures to comply or violations which, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Group Company has received in the past three (3) years any notice from any Governmental Entity regarding any actual or alleged violation by a Group Company of, or failure by a Group Company to comply with, any Legal Requirement, except for any such violation or alleged violation that has not resulted in, and would not reasonably be expected to result in, a material liability to the Group Companies, taken as a whole. Each Group Company holds all material franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Material Permits”) reasonably necessary to carry out the regulated activities for which it has obtained authorization, to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. As of the date of this Agreement, each Material Permit held by the Group Companies is valid, binding and in full force and effect, in all material respects. As of the date of this Agreement, none of the Group Companies (i) are in default or violation of any term, condition or provision of any such Material Permit, or (ii) have received any notice from a Governmental Entity that has issued any such Material Permit that it intends to cancel, terminate, modify or not renew any such Material Permit, except in the case of clauses (i) and (ii) as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Group Company has been the subject of any pending or threatened Legal Proceeding seeking revocation, suspension, termination, modification or impairment of any Material Permit.

4.7. Financial Statements.

(a) Section 4.7 of the Company Disclosure Letter contains true and complete copies of: (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal year then ended (the “2020 Audited Financial Statements,” and, together with the 2019 Audited Financial Statements, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Group Companies as of June 30, 2021, and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the six (6) month period then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements: (A) present fairly, in all material respects, the consolidated financial position of the Group Companies, as of the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended; (B) have been prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except in the case of the Unaudited Financial Statements for the absence of footnotes and other presentation items and for normal-year end audit adjustments); and (C) were prepared from the books and records of the Group Companies.

(b) The Company has established and maintained, in all material respects, a system of internal controls that are designed to provide reasonable assurance (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management of the Company and (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets. To the Company’s Knowledge, there is no “material weakness” in the internal controls over financial reporting of any Group Company.

4.8. No Undisclosed Liabilities. The Group Companies have no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with U.S. GAAP, except: (a) liabilities provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the Financial Statements or in the notes thereto; (b) liabilities arising in the ordinary course of business of the Company or any of its Subsidiaries since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the Transaction; and (d) liabilities which are not individually or in the aggregate, material to the Group Companies, taken as a whole.

4.9. Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed in the Financial Statements, since June 30, 2021 through the date of this Agreement, (a) each of the Group Companies has conducted its business in the ordinary course of business, except as required by applicable Legal Requirements (including COVID-19 Measures) or as reasonably necessary in light of COVID-19 and (b) there has not been any Company Material Adverse Effect.

4.10. Litigation. As of the date of this Agreement, other than as set forth in the Financial Statements, there is: (a) no material Legal Proceeding pending or, to the Knowledge of the Company, threatened, or to the Knowledge of the Company, any material investigation, against any Group Company or any of its properties or assets, or any of the directors or executive officers of any Group Company with regard to their actions as such; and (b) no material Order imposed or, to the Knowledge of the Company, threatened to be imposed upon any Group Company or any of its respective properties or assets, or any of the directors or executive officers of any Group Company with regard to their actions as such.

4.11. Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Employee Benefit Plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) is an equity plan or form award agreement that provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan not required to be maintained, sponsored or contributed to by applicable Legal Requirements. The Group Companies have, to the extent permitted by applicable Legal Requirements, provided SPAC with a copy of any employment agreement with a current employee with annual base salary in excess of $500,000. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, each Employee Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and with all applicable Legal Requirement.

(b) Each Employee Benefit Plan intended to qualify under Section 401 of the Code does so qualify, and any trusts intended to be exempt from federal income taxation under the provisions of Section 501(a) of the Code are so exempt, and, to the Knowledge of the Company, nothing has occurred with respect to the operation of the Employee Benefit Plans that would reasonably be expected to cause the denial or loss of such qualification or exemption.

(c) No Group Company or any of its respective ERISA Affiliates has at any time in the past six (6) years sponsored or been obligated to contribute to, or had any liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, none of the Employee Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary (unless otherwise mandated by Legal Requirements).

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against any Employee Benefit Plan or against any Group Company with respect to any Employee Benefit Plan.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or its Subsidiaries under any Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of the Company or its Subsidiaries under any Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries under any Employee Benefit Plan or Contract; or (iv) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code. Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s), result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

4.12. Labor Matters.

(a) No Group Company is a party to or bound by any collective bargaining agreement applicable to employees of a Group Company (“Employees”). No employees are represented by any labor union, labor organization, or works council with respect to their employment with the Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened in writing to be brought or filed, including, but not limited to, with the National Labor Relations Board or other labor relations tribunal. Since the Reference Date, there have been no labor organizing activities involving any Group Company or with respect to any employees of the Group Companies or, to the Knowledge of the Company, threatened in writing by any labor organization, work council or group of employees. No Group Company is subject to, and no Employee benefits from, any extension order (tzavei harchava), except for extension orders which generally apply to all employees in Israel, and there are no labor organizations representing, and to the Knowledge of the Company there are no labor organizations purporting to represent or seeking to represent any Employees.

(b) Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened in writing against the Group Companies.

(c) As of the date hereof, there are no complaints, charges or claims against the Company pending or, to Knowledge of the Company, threatened in writing before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, of any individual, except for those which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(d) To the Knowledge of the Company, as of the date of this Agreement, no Company “executive officer” (as defined in Rule 3b-7 of the Exchange Act) has given written notice to any Group Company of any intent to terminate his or her employment with the Company in connection with the consummation of the Transactions. The Group Companies are in compliance with and, since the Reference Date, have been in compliance, and, to the Knowledge of the Company, each of their employees is in compliance with and, since the Reference Date, has been in compliance in all material respects, with the terms of any employment, nondisclosure or restrictive covenant agreements between any Group Company and such employees, in each case except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

(e) During the past two (2) years, to the Knowledge of the Company, there have been no employment discrimination or employment or sexual harassment or sexual misconduct allegations raised, brought, threatened, or settled, in each case in writing, relating to any current or former appointed officer or director or employee at the level of vice president or above of any Group Company involving or relating to his or her services provided to any Group Company. The policies and practices of the Group Companies comply with all applicable Legal Requirements concerning employment discrimination and employment harassment, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. During the past two (2) years, neither the Company nor any Company Subsidiaries has entered into any material settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former appointed officer or director or employee at the level of vice president or above.

(f) To the Knowledge of the Company, no notice or complaint from or on behalf of any present or former employee of, or worker or contractor to, any Group Company has been received by any Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer, director or employee at the level of Vice President or above of any Group Company.

(g) There has been no “mass layoff”, “plant closing” or other similar event under the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (the “WARN Act”) with respect to any Group Company since the Reference Date, and the Transactions will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act.

(h) To the Knowledge of the Company, as of the date of this Agreement, no Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

(i) Each of the Group Companies’ liability towards the Employees regarding severance pay, accrued vacation and contributions to all Employee Benefit Plans and provident funds (including, pension arrangements) under Israeli law are fully funded or, if not required by any source to be fully funded, is accrued on the Company’s Financial Statements as of the date of such Financial Statements. A Section 14 Arrangement was properly applied in accordance with the terms of the general permits issued by the Israeli Labor Minister regarding all Employees of each Group Company with respect to whom severance pay may be payable under the Israeli Severance Pay Law, 5723-1963 based on their full salaries from their commencement date of employment. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all amounts that each Group Company is legally or contractually required to either (A) deduct from Employees’ salaries and any other compensation or benefit or to transfer to such Employees’ Employee Benefit Plan and provident funds (including, pension arrangements) or (B) withhold from Employees’ salaries and any other compensation, social security, or other benefit and to pay to any Person as required by any applicable law, have been duly deducted, transferred, withheld and paid, and no Group Company has any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business).

4.13. Real Property; Tangible Property.

(a) Except as set forth on Section 4.13(a) of the Company Disclosure Letter, no Group Company currently owns any real property or has, since the Reference Date, owned any real property.

(b) Section 4.13(b)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of each material real property lease to which any Group Company is a party as of the date of this Agreement (the “Company Real Property Leases”). Except as set forth on Section 4.13(b)(ii) of the Company Disclosure Letter, and except for each Company Real Property Lease that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (x) each Company Real Property Lease is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company party thereto (in each case, other than any Company Real Property Lease that terminates or expires in accordance with its terms after the date of this Agreement) and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto (subject in each case to the Enforcement Exceptions), (y) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a material breach of or default under, any Company Real Property Lease, and (z) as of the date of this Agreement, no party to any Company Real Property Lease has given any written notice of any claim of any such breach, default or event.

4.14. Taxes.

(a) All material Tax Returns required to be filed by or on behalf of each Group Company have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b) Each of the Group Companies has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax (including any related reporting and record-keeping requirements). Each of the Group Companies has withheld from amounts owing or paid to any employee, creditor, shareholder or other Person all material amounts of Taxes required by applicable Legal Requirements to be withheld and paid over to the proper Governmental Entity in a timely manner all such withheld amounts.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Company’s Knowledge is there any such claim, assessment, deficiency or proposed adjustment) against any Group Company which has not been paid or fully resolved.

(d) No material Tax audit or other examination of any Group Company by any Governmental Entity is presently in progress, nor has the Company been notified in writing of any (nor to the Company’s Knowledge is there any) request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the property or assets of the Group Companies.

(f) To the Knowledge of the Company, each Group Company has no liability for a material amount of unpaid Taxes that has not been accrued for or reserved on the Company’s Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Group Companies in the ordinary course of business.

(g) No Group Company: (i) has any liability for the Taxes of another Person (other than any Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and not primarily related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and not primarily related to Taxes); or (iii) has, since December 31, 2017, ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company.

(h) No Group Company: (i) has waived any statute of limitations in respect of material amounts of Taxes or consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than automatic extensions of time to file Tax Returns, which extension is still in effect and obtained in the ordinary course of business); or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open. No Group Company has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the ITO, a “reportable opinion” under Sections 131D of the ITO, or a “reportable position” under Section 131E of the ITO or any similar provision under any other local or foreign Tax Legal Requirements, and including with respect to Israeli value added tax.

(i) No Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement. No Group Company is subject to any restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the ITO.

(j) Each Group Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, and the prices for any property or services provided by or to any Group Company are arm’s length prices for purposes of any applicable law, including Section 85A to the ITO and the Income Tax Regulations (Determination of Market Terms) 2006 and including to the extent required, the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Group Companies.

(k) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.

(l) Since December 31, 2017, no claim has been made in writing (nor to the Company’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

4.15. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Group Companies are, and have since the Reference Date been, in compliance with all Environmental Laws;

(b) neither the Company nor its Subsidiaries are party to any unresolved, pending or, to the Knowledge of the Company, threatened Legal Proceeding arising under or related to Environmental Laws; and

(c) to the Knowledge of the Company, no conditions currently exist with respect to any real property or facility currently or formerly owned or operated by any of the Group Companies or with respect to any valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date of this Agreement as a lessee that would reasonably be expected to result in any of the Group Companies incurring liabilities or obligations under Environmental Laws.

4.16. Government Grants & Benefits. No Group Company has received or applied for any grant, incentive, subsidy, award, loan, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of the Economy or the OCS) (“IIA”), the Investment Center, the ITA (solely with respect to “benefit” or “approved” enterprise status or similar programs), the State of Israel, or any other binational or multinational grant program, framework or foundation (including the BIRD foundation) for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity. No Group Company is otherwise involved in any programs (including joint ventures or consortiums) funded by the IIA.

4.17. Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all of the following Intellectual Property that is owned by, and material to, the Group Companies: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; and (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), without any limitations as to materiality, collectively, the “Company Registered Intellectual Property”). All of the Company Registered Intellectual Property is subsisting, and to the Knowledge of the Company, all Company Registered Intellectual Property is valid and enforceable in all material respects. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each material item of the Company Registered Intellectual Property.

(b) (i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) the Company or one of its Subsidiaries has a license, sublicense or otherwise possesses valid rights to use all other Intellectual Property used in the conduct of the businesses of the Group Companies as presently conducted. The Owned Intellectual Property and the Licensed Intellectual Property when used within the scope of the applicable Inbound Licenses include all of the Intellectual Property necessary for each of the Group Companies to conduct its business as currently conducted in all material respects (it being understood that this Section 4.17(b) is not a representation or warranty with respect to non-infringement of third-party Intellectual Property).

(c) Since the Reference Date through the date of this Agreement, the Owned Intellectual Property and the conduct of the businesses of the Group Companies has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person in any material respect. To the Knowledge of the Company, since the Reference Date, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property in any material respect, and no such claims have been made in writing against any third party by any of the Group Companies.

(d) Since the Reference Date through the date of this Agreement, the Company has not received any written notice from any Person pursuant to which any Person is: (i) alleging that the conduct of the business of any of the Group Companies is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party; or (ii) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property. None of the Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute to which a Group Company is a party and that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no past or present director, officer, employee, consultant or independent contractor of any of the Group Companies has any ownership or other rights in any Owned Intellectual Property (other than the right to use such Owned Intellectual Property in the performance of their activities for the Group Companies). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the past and present directors, officers, employees, consultants and independent contractors of any of the Group Companies who are or were engaged in creating or developing any Owned Intellectual Property for the Group Companies has executed and delivered a written agreement, pursuant to which such Person has: (i) agreed to hold all confidential and/or proprietary information of such Group Company in confidence; and (ii) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all such Owned Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby. No past or present director, officer, employee, consultant or independent contractor of any of the Group Companies has the right to receive any compensation in connection with Service Inventions (as defined in Section 132 of the Israel Patents Law, 5727-1967) under Section 134 of the Israeli Patents Law, 5727-1967.

(f) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all material Trade Secrets included in the Owned Intellectual Property.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than as set forth in Section 4.17(g) of the Company Disclosure Letter, no source code for any material Group Company Software has been delivered, licensed or made available to any Person who is not, as of the date of this Agreement, an employee or contractor of a Group Company performing services on behalf of a Group Company and subject to confidentiality obligations to the Group Company with respect to such source code.

(h) To the Knowledge of the Company, the Group Company Software does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that would reasonably be expected to materially disrupt or materially and adversely affect the functionality of the Group Company Software.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Group Companies have incorporated any Open Source Software in, or used any Open Source Software in connection with, any Group Company Software in a manner that requires the contribution, licensing, attribution or disclosure to any third party of any portion of any source code for such Group Company Software. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the Group Companies, including notice and attribution obligations.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the execution and delivery of this Agreement by the Group Companies and the consummation of the Transactions will not: (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, any agreement relating to any Owned Intellectual Property or Licensed Intellectual Property; (ii) result in or require the grant, assignment or transfer to any other Person (other than SPAC or any of their respective Affiliates) of any license or other right or interest under, to or in any Owned Intellectual Property; or (iii) cause a loss or impairment of any Owned Intellectual Property or Licensed Intellectual Property.

(k) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no funding from any Governmental Entity, including from the IIA, nor any funding, facilities or resources of a university or other educational institution, the Israeli Defense Forces, research center or similar institution was used in the development of the Owned Intellectual Property, no such authority or institution has any claim or right in or to the Owned Intellectual Property, and none of the Group Companies is subject to the provisions of the Israeli Law for Encouragement of Technological Research, Development and Innovation in the Industry, 5744–1984.

4.18. Privacy.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Group Companies has, since the Reference Date, complied with: (i) all applicable Privacy Laws; (ii) all of such Group Company’s applicable policies regarding the processing of Personal Information; and (iii) all of such Group Company’s applicable contractual obligations with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Group Companies has, since the Reference Date, (A) received any written claims of, nor has any of the Group Companies been charged with, a violation of any Privacy Laws, applicable privacy policies, or contractual commitments with respect to Personal Information or (B) been subject to any investigations threatened in writing, or notices or written requests from any Governmental Entity in relation to their data processing activities.

(b) Each of the Group Companies has, as applicable, since the Reference Date, implemented and maintained reasonable safeguards consistent with practices in the industry in which the applicable Group Company operates to protect Personal Information in its possession or under its control (and the IT Assets used in its business) against loss, theft, misuse or unauthorized access, use, modification or disclosure.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Reference Date through the date of this Agreement, (i) there has been no material unauthorized access to or disclosure of any Personal Information in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies, and (ii) none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with any unauthorized access to or disclosure of Personal Information since the Reference Date. Each of the Group Companies has implemented, consistent with practices in the industry in which the applicable Group Company operates, reasonable safeguards, disaster recovery and business continuity plans designed to maintain the continuous operation and redundancy of the IT Assets used in its business.

4.19. Agreements, Contracts and Commitments.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each of the following Contracts to which a Group Company is a party as of the date of this Agreement, in each case, other than any Employee Benefit Plan or Company Real Property Lease:

(i) each Contract that involved the expenditure or receipt by the Group Companies of more than $10,000,000 in the aggregate during the twelve (12) month period ending on December 31, 2020 or would involve the expenditure or receipt by Group Companies of more than $10,000,000 in the aggregate in the twelve (12) month period ending December 31, 2021;

(ii) any Contract that purports to limit in any material respect (A) the localities in which the Group Companies’ businesses may be conducted, (B) any Group Company from engaging in any line of business or (C) any Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Group Companies from soliciting customers or employees;

(iii) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any of the Group Companies;

(iv) any Contract for or relating to any borrowing of money by or from the Company in excess of $100,000,000 (excluding any intercompany arrangements solely between or among any of the Group Companies);

(v) any employment or management Contract providing for annual payments in excess of $1,500,000;

(vi) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Group Companies would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business of any other Person;

(vii) any Contracts relating to the sale of any operating business of any Group Company or the acquisition by any Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $20,000,000 and for which any Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(viii) any collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(ix) any material Contract under which any of the Group Companies: (A) licenses or is granted rights to use material Intellectual Property from any third party (“Inbound License”), other than Incidental Inbound Licenses; or (B) licenses or grants rights to use Intellectual Property to any third party (other than (1) non-disclosure or confidentiality agreements or any other Contract that includes confidentiality provisions entered into in the ordinary course of business whereby any of the Group Companies provides another Person a limited, non-exclusive right to access or use Trade Secrets and (2) other non-exclusive licenses granted to suppliers, vendors, distributors or customers in the ordinary course of business); and

(x) any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.

(b) Except for each Company Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company party thereto and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto (subject in each case to the Enforcement Exceptions), (ii) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in default under, and no event has occurred which, with notice or lapse of time or both, would become a material breach of or default under, any Company Material Contract, and (iii) as of the date of this Agreement, no party to any Company Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all Company Material Contracts (other than Incidental Inbound Licenses) have been made available to SPAC.

4.20. Insurance. Each of the Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the Insurance Policies are in full force and effect. The coverages provided by such Insurance Policies, in all material respects, are usual and customary in amount and scope for the Group Companies’ business and operations as concurrently conducted, and sufficient to comply with any insurance required to be maintained by Company Material Contracts. No written notice of cancellation or termination has been received by any Group Company with respect to any of the effective Insurance Policies. There is no pending material claim by any Group Company against any insurance carrier under any of the existing Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

4.21. Transactions with Related Parties. Except (a) the Employee Benefit Plans, (b) Contracts relating to labor and employment matters set forth in the Company Disclosure Letter or that are entered into after the date of this Agreement to the extent no Group Company was prohibited from entering into such Contract by Section 6.1, (c) Contracts between or among the Group Companies, (d) indemnification agreements between or among any director or officer of any of the Group Companies, on the one hand, and any of the Group Companies, on the other hand, (e) employee confidentiality and invention assignment agreements, (f) Contracts entered into on an arm’s-length basis and in the ordinary course of business between any of the Group Companies, on the one hand, and a Company Shareholder, on the other hand, (g) the payment of salary, bonuses and other compensation for services rendered, (h) reimbursement for reasonable expenses incurred in connection with any of the Group Companies and (i) the Subscription Agreements, the EJF Subscription Agreement and any other Contract related to any Person’s ownership of Company Shares or other securities of any of the Group Companies, none of the Group Companies is party to any Contract with any (i) present or former executive officer or director of the Company, or a member of his or her immediate family, or (ii) Affiliate of the Company.

4.22. Information Supplied. The information relating to the Group Companies to be supplied by or on behalf of Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will not, on the date of filing thereof or the date that it is first mailed to the SPAC Shareholders, as applicable, or at the time of the SPAC Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement and the Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by SPAC or any of its Representatives for inclusion in the Registration Statement or the Proxy Statement/Prospectus or any projections or forecasts included therein. Notwithstanding anything herein to the contrary (including any representations and warranties set forth in this Section 4.22), the Company makes no representations or warranties as to the information contained or to be contained in or omitted from the Registration Statement or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the SPAC specifically for inclusion in the Registration Statement or the Proxy Statement/Prospectus. In the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement, notwithstanding anything to the contrary, neither this provision nor any other provision in this Agreement or any other Transaction Agreement shall require counsel to the Company or the SPAC or their respective tax advisors to provide an opinion that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or otherwise qualifies for the Intended Tax Treatment.

4.23. Anti-Bribery; Anti-Corruption. For the last eighteen (18) months and to the Knowledge of the Company since the Reference Date, none of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, employees or Affiliates, in each case, acting on their behalf has, in connection with the operation of the business of the Group Companies, directly or indirectly: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments, expenses or anything of value relating to an act by any Governmental Entity or any foreign or domestic political party or campaign, (ii) promised, offered, authorized, made or agreed to make any unlawful payment or promised, offered, authorized, provided or agreed to provide anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated, as applicable, any provision of the Foreign Corrupt Practices Act, the U.K. Anti-Bribery Act 2010, or of any other anti-bribery or anti-corruption laws to the extent applicable (collectively, “Anti-Corruption Law”), (iii) been the subject of a material claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (iv) received any written notice or communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. For the last eighteen (18) months and to the Knowledge of the Company since the Reference Date, the Group Companies have had and maintained a system or systems of internal controls reasonably designed to (x) ensure material compliance with the Anti-Corruption Laws and (y) prevent and detect violations of the Anti-Corruption Laws.

4.24. Anti-Money Laundering. For the last eighteen (18) months and to the Knowledge of the Company since the Reference Date, the operations of the Group Companies are and have been conducted at all times in material compliance with all applicable financial recordkeeping, reporting and registration requirements, including the money laundering statutes of any jurisdiction applicable to the Group Companies, including applicable provisions of the Bank Secrecy Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and the rules and regulations thereunder issued, administered or enforced by any Governmental Entity from time to time, including the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”) (collectively, “AML Laws”). None of the Group Companies: (a) to the Knowledge of the Company is under investigation by FinCEN or any other Governmental Entity with respect to money laundering, drug trafficking, terrorist-related activities, any other money laundering predicate crimes or any violation of any AML Laws; (b) has been charged with or convicted of money laundering, drug trafficking, terrorist-related activities, any other money laundering predicate crimes or any violation of any AML Laws; (c) has been assessed civil penalties under any AML Laws; or (d) has had any of its funds seized or forfeited in an action under any AML Laws. The Group Companies have in place adequate controls and systems reasonably designed to ensure compliance with applicable AML Laws.

4.25. International Trade; Sanctions.

(a) For the last eighteen (18) months and to the Knowledge of the Company since the Reference Date, the Group Companies and, to the Knowledge of the Company, the Group Companies’ respective directors, officers, Affiliates and any of the Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, and in each case in all material respects: (i) have been in compliance with all applicable Customs & International Trade Laws; (ii) have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the Group Companies, including the Customs & International Trade Authorizations; (iii) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (iv) have not received any actual or, to the Knowledge of the Company, threatened claims or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws. The Group Companies have in place adequate controls and systems reasonably designed to ensure compliance with applicable Customs & International Trade Laws.

(b) None of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers or any of the Group Companies’ respective employees, Affiliates or any other Persons acting on their behalf is or has been for the last eighteen (18) months and to the Knowledge of the Company since the Reference Date, a Sanctioned Person. For the last eighteen (18) months and to the Knowledge of the Company since the Reference Date, the Group Companies and, to the Knowledge of the Company, the Group Companies’ respective directors, officers or any of the Group Companies’ respective employees, Affiliates or any other Persons acting on their behalf have, in connection with the operation of the business of the Group Companies, been in material compliance with any applicable Sanctions. For the last eighteen (18) months and to the Knowledge of the Company since the Reference Date, (i) to the Knowledge of the Company, no Governmental Entity has initiated any investigation, inquiry or action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or, to the Knowledge of the Company, any of their respective directors, officers or any of the Group Companies’ respective employees, Affiliates or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or, to the Knowledge of the Company, threatened in writing claims by a Governmental Entity received by a Group Company with respect to the Group Companies’ compliance with applicable Sanctions and (iii) to the Knowledge of the Company, no disclosures have been made or are at the time of this Agreement contemplated to be made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The Group Companies have in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions.

4.26. Investment Adviser Matters.

(a) Each of the Group Companies and, to the Knowledge of the Company, each of their respective officers and employees, who is required to be registered, licensed or qualified as (x) an investment adviser or (y) an investment adviser representative under the Investment Advisers Act or any applicable similar U.S. state securities law is registered, licensed or qualified as such, except where the failure to be so registered, licensed or qualified would be material to the Group Companies, taken as a whole.

(b) The Company has made available a correct and complete copy of the Adviser Subsidiary’s Form ADV as in effect as of the date hereof and, to the knowledge of the Company, such Form ADV is in compliance with the applicable requirements of the Investment Advisers Act, except where the failure to be in compliance would not have a Company Material Adverse Effect.

(c) Neither the Adviser Subsidiary nor, to the Knowledge of the Company, any officer or employee of, or any other “persons associated with” (as defined in the Investment Advisers Act), the Adviser Subsidiary are ineligible pursuant to Section 203(e) or 203(f) of the Investment Advisers Act to serve as a registered investment adviser or as a person associated with a registered investment adviser; in each case, except for any such ineligibility (x) that would not have a Company Material Adverse Effect or (y) with respect to which the Adviser Subsidiary or another relevant Person has received exemptive relief from the SEC or another relevant Governmental Entity.

(d) None of the Group Companies nor any of the Company’s partially-owned entities, which directly or indirectly manages or co-manages any fund or other investment vehicle, has raised financing for such funds or investment vehicles from investors who are Israeli residents (unless qualified under the First Supplement to the Israeli Securities Law), nor has any of such funds or investment vehicles (i) offered loans, credit facilities or other financial instruments of any kind to consumers in Israel, or (ii) operated, marketed, promoted or facilitated an offering of loans, credit facilities or other financial instruments which targets consumers in Israel, whether through direct solicitation, general online or offline advertising, or other channels. Without limiting the foregoing, each of the Group Companies and the Company’s partially-owned entities has implemented all means reasonably necessary to avoid (x) having to obtain a license or permit under any applicable Israeli law or regulation, including the Israeli Investment Advice Law, the Israeli Funds Law, the Israeli Regulated Financial Services Law and the Israeli Banking Law, or (y) falling under the purview of the Israeli Capital Markets, Insurance and Savings Authority.

4.27. Brokers. Other than the Persons set forth in Section 4.27 of the Company Disclosure Letter, the Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any Group Company.

4.28. Board Approval; Shareholder Vote. The Company Board has unanimously (a) determined that the Transactions, including the Capital Restructuring and the Merger, are in the best interests of the Company and the Company Shareholders and declared it advisable to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the Transaction Agreements to which the Company is or will be a party and approved the Capital Restructuring, the Merger and the other Transactions and (c) determined to recommend that the Company Shareholders vote to approve the Company Shareholder Matters. Other than the Company Shareholder Approval, no other corporate proceedings on the part of the Company or Merger Sub are necessary to approve the consummation of the Transactions; it being understood that the foregoing representation shall be deemed to be accurate if any other corporate proceeding is required but is duly completed promptly after being identified and does not delay the closing of the Transactions.

4.29. Foreign Private Issuer Status. As of the date hereof, the Company expects to qualify as a “foreign private issuer” as defined in Rule 405 under the Securities Act as of a date within thirty (30) days prior to the filing of the Registration Statement and will be eligible to file a registration statement on Form F-4 of the SEC.

4.30. Emerging Growth Company Status. As of the date hereof, the Company expects to qualify as an “emerging growth company” (as defined in Section 2(a)(19) of the Securities Act) as of the Closing.

4.31. Investment Company Act. The Company is not, and as of the Closing will not be, required to register as an investment company under the Investment Company Act of 1940.

4.32. Disclaimer of Other Warranties. THE COMPANY AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V OR IN ANY OTHER TRANSACTION AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, NEITHER SPAC NOR ANY AFFILIATE OR REPRESENTATIVE OF SPAC HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY OR MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC OR ANY OF ITS BUSINESSES, ASSETS OR PROPERTIES, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SPAC IN ARTICLE V OR BY SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN ANY OTHER TRANSACTION AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, NONE OF SPAC, ANY OF ITS AFFILIATES, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES IS MAKING OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (A) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE COMPANY, ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES BY OR ON BEHALF OF SPAC IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (B) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (C) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO SPAC OR ANY OF ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY AND MERGER SUB HEREBY ACKNOWLEDGE THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OR IN THE REPRESENTATIONS AND WARRANTIES IN ANY OF THE OTHER TRANSACTION AGREEMENTS OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO. EACH OF THE COMPANY AND MERGER SUB ACKNOWLEDGE THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC AND ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC EXPRESSLY SET FORTH IN THIS AGREEMENT AND THOSE EXPRESSLY SET FORTH IN THE OTHER TRANSACTION AGREEMENTS OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.32, CLAIMS AGAINST SPAC WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD (AS DEFINED HEREIN).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by SPAC to the Company in connection with the execution and delivery of this Agreement (the “SPAC Disclosure Letter”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, SPAC hereby represents and warrants to the Company and Merger Sub as follows:

5.1. Organization and Qualification. SPAC is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. SPAC has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. SPAC is duly qualified or licensed to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. SPAC is not in violation of any of the provisions of its Governing Documents in any material respect. SPAC has no Subsidiaries as of the date of this Agreement.

5.2. Capitalization.

(a) As of the date of this Agreement, there are (i) 5,000,000 authorized preference shares, par value $0.0001 per share, of SPAC (the “SPAC Preferred Shares”); (ii) 500,000,000 authorized Class A ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class A Shares”);and (iii) 50,000,000 authorized Class B ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class B Shares” and, together with SPAC Preferred Shares and the SPAC Class A Shares, the “SPAC Shares”). As of the date of this Agreement, assuming the Unit Separation has occurred, SPAC has 28,750,000 SPAC Class A Shares issued and outstanding, and none are held by SPAC in its treasury, 7,187,500 SPAC Class B Shares issued and outstanding and no SPAC Preferred Shares issued or outstanding. As of the date of this Agreement, and assuming the Unit Separation has occurred, there are 14,750,000 warrants to purchase one (1) SPAC Class A Share issued and outstanding, of which 9,583,333 are included in the SPAC Public Units (the “Public Warrants”) and 5,166,667 are private placement warrants (the “Private Placement Warrants” and, collectively with the Public Warrants, the “SPAC Warrants”). All outstanding SPAC Class A Shares and SPAC Class B Shares have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (iii) have been offered, sold and issued in material compliance with applicable Legal Requirements and the applicable SPAC Memorandum and Articles of Association. The SPAC Warrants have been validly issued, and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms (subject to Enforcement Exceptions). All of the outstanding securities of SPAC have been granted, offered, sold and issued in material compliance with all applicable securities Legal Requirements.

(b) Except for the SPAC Warrants and the SPAC Class B Shares, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, share-based performance units, commitments or Contracts of any kind to which SPAC is a party or by which it is bound obligating SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares or any other shares or other interest or participation in, or any security convertible or exercisable for or exchangeable into, SPAC Shares or any other shares or other interest or participation in SPAC. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Other than in connection with any SPAC Shareholder Redemption, there are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) Except as set forth in the SPAC’s Governing Documents, this Agreement, the Current Registration Rights Agreement or a Transaction Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

5.3. Authority Relative to this Agreement. SPAC has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Merger). The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by SPAC of the Transactions (including the Merger) have been (or, in the case of any Transaction Agreements entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all necessary corporate action on the part of SPAC, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated thereby, other than the SPAC Shareholder Approval. This Agreement and the other Transaction Agreements to which SPAC is a party have been (or, in the case of any Transaction Agreements to be entered into by SPAC after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery hereof and thereof by the other parties thereto, constitute the legal and binding obligations of SPAC enforceable against it in accordance with their terms (subject to the Enforcement Exceptions).

5.4. No Conflict; Required Filings and Consents.

(a) Assuming receipt of the SPAC Shareholder Approval, the execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party do not (or, in the case of any Transaction Agreements to be entered into by SPAC after the date of this Agreement, will not), the performance of this Agreement and the other Transaction Agreements to which such SPAC is or as of the Closing will be a party will not, and the consummation of the Transactions will not: (i) conflict with or violate any SPAC Memorandum and Articles of Association; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default under, or impair its rights or, in a manner adverse to SPAC, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the material properties or material assets of SPAC pursuant to, any Contracts, except with respect to the foregoing clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

(b) The execution and delivery of this Agreement by SPAC, or the other Transaction Agreements to which SPAC is a party, does not, and the performance of its obligations hereunder and thereunder and the consummation of the Transactions and the transactions contemplated thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Plan of Merger and other documents as required to effect the Merger in accordance with the Cayman Companies Law; (ii) the filing of the Registration Statement and any other applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which any Group Company is licensed or qualified to do business; (iii) the Required Regulatory Filings and the Required Regulatory Approvals, (iv) the filing and approval of a listing application by the Company with NASDAQ with respect to the Class A Company Ordinary Shares to be issued as the Merger Consideration; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

5.5. Compliance; Material Permits.

(a) Since its incorporation, SPAC has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation, to the Knowledge of SPAC, no investigation or review by any Governmental Entity with respect to SPAC has been pending or threatened. No written or, to the Knowledge of SPAC, oral notice of non-compliance with any applicable Legal Requirements has been received by SPAC. SPAC is in possession of all Material Permits necessary to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted in all material respects. Each Material Permit held by SPAC is valid, binding and in full force and effect in all material respects.

(b) SPAC (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Material Permit necessary to own, operate and lease the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects, or (ii) has not received any notice from a Governmental Entity that has issued any such Material Permit that it intends to cancel, terminate, modify or not renew any such Material Permit, except in the case of the foregoing clauses (i) and (ii) as has not been and would not reasonably be expected to be, individually or in the aggregate, material to SPAC.

5.6. SPAC SEC Reports and Financial Statements.

(a) SPAC has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional SPAC SEC Reports”). All SPAC SEC Reports, Additional SPAC SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of SPAC) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. SPAC has made available to the Company true, correct and complete copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC SEC Reports were, and the Additional SPAC SEC Reports will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not, and the Additional SPAC SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct in all material respects. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NASDAQ, so long as copies thereof are publicly available.

(b) The financial statements of SPAC contained or incorporated by reference in the SPAC SEC Reports, including all notes and schedules thereto, and the financial statements of SPAC that will be contained or incorporated by reference in any Additional SPAC SEC Report, including all notes and schedules thereto, (i) complied (and, in the case of the financial statements of SPAC to be contained in or to be incorporated by reference in the Additional

SPAC SEC Reports, will comply) in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, (ii) were prepared (and, in the case of the financial statements of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports, will be prepared) in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Securities Act) and (iii) fairly present (and, in the case of the financial statements of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports, will fairly present), in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (x) U.S. GAAP; and (y) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. Each of the financial statements of SPAC included or incorporated by reference in the SPAC SEC Reports were derived from the books and records of SPAC and each of the financial statements of SPAC that will be included or incorporated by reference in the Additional SPAC SEC Reports will be derived from the books and records of SPAC, in each case, which books and records are, in all material respects, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices.

(c) To the Knowledge of SPAC, neither the SEC nor any other Governmental Entity is conducting any investigation or review of any SPAC SEC Reports or Additional SPAC SEC Reports. No notice of any SEC review or investigation of SPAC or SPAC SEC Reports or Additional SPAC SEC Reports has been received by SPAC. Since the consummation of the initial public offering of SPAC’s securities, all comment letters received by SPAC from the SEC or the staff thereof and all responses to such comment letters filed by or on behalf of SPAC are publicly available on the SEC’s EDGAR website.

(d) Since the consummation of the initial public offering of SPAC’s securities, SPAC has timely filed all Certifications with respect to any of SPAC SEC Reports or Additional SPAC SEC Reports. As used in this Section 5.6(d), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e) SPAC has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

5.7. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the incorporation of SPAC through the date of this Agreement, there has not been: (a) any SPAC Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of SPAC’s shares, or any purchase, redemption or other acquisition by SPAC of any of SPAC’s shares or any other securities of SPAC or any options, warrants, calls or rights to acquire any such shares or other securities; (c) any split, combination or reclassification of any of SPAC’s shares; (d) any material change by SPAC in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP (or any interpretation thereof) or Legal Requirements; (e) any change in the auditors of SPAC; (f) any issuance of shares of SPAC; or (g) any revaluation by SPAC of any of its assets, including any sale of assets of SPAC other than in the ordinary course of business.

5.8. Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to SPAC, there is: (a) no pending or, to the Knowledge of SPAC, threatened Legal Proceeding, or to the Knowledge of SPAC, any investigation, against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of SPAC, threatened audit, examination or investigation by any Governmental Entity against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending or threatened Legal Proceeding by SPAC against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on SPAC; and (e) no Order imposed or, to the Knowledge of SPAC, threatened to be imposed upon SPAC or any of its respective properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such. There is no pending or, to the Knowledge of SPAC, threatened Legal Proceeding challenging or seeking to enjoin, alter or materially delay the Transactions.

5.9. Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities: (a) in connection with its organization and subsistence, including compliance with all applicable Legal Requirements; (b) in connection with its initial public offering; and (c) directed toward the accomplishment of a business combination. Except as set forth in the Governing Documents of SPAC, there is no Contract or Order binding upon SPAC or to which it is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted.

5.10. SPAC Material Contracts.

(a) Section 5.10(a) of the SPAC Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K) to which SPAC is party as of the date of this Agreement or by which any of its respective assets are bound (the “SPAC Material Contracts”).

(b) True, correct and complete copies of the SPAC Material Contracts have been delivered to or made available to the Company. Except for each SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect, (i) such SPAC Material Contracts are in full force and effect and represent the legal, valid and binding obligations of SPAC and, to the Knowledge of SPAC, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of SPAC, are enforceable by SPAC in accordance with their terms (subject to the Enforcement Exceptions), and (ii) none of SPAC or, to the Knowledge of SPAC, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract.

5.11. SPAC Listing. The SPAC Public Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market (“NASDAQ”) under the symbol “EJFAU.” The SPAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “EJFA.” The SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “EJFAW.” There is no Legal Proceeding or investigation pending or, to the Knowledge of SPAC, threatened in writing against SPAC by the NASDAQ or the SEC with respect to any intention by NASDAQ or the SEC to deregister the SPAC Public Units, the SPAC Class A Shares or SPAC Warrants or to terminate the listing of SPAC Public Units, SPAC Class A Shares or SPAC Warrants on the NASDAQ. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Public Units, the SPAC Class A Shares or SPAC Warrants under the Exchange Act.

5.12. Trust Account.

(a) As of the date of this Agreement, SPAC has at least $287,570,000.00 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) dated February 24, 2021, between SPAC and Continental Stock Transfer & Trust Company (“Continental Trust”), for the benefit of its public shareholders, with such funds invested in U.S. Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. The obligations of SPAC under this Agreement are not subject to any conditions regarding SPAC’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of SPAC with respect to Continental Trust, is valid and in full force and effect and is enforceable in accordance with its terms (subject to the Enforcement Exceptions). SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, Continental Trust. There are no separate Contracts, side letters or other written understandings: (i) between SPAC and Continental Trust that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of SPAC, that would entitle any Person (other than shareholders of SPAC holding SPAC Shares sold in SPAC’s initial public offering who shall have elected to redeem their SPAC Shares pursuant to SPAC’s Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem SPAC Shares in accordance with the provisions of SPAC’s Governing Documents. There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened in writing with respect to the Trust Account.

5.13. Taxes.

(a) All material Tax Returns required to be filed by or on behalf of SPAC have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by SPAC (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b) SPAC has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax (including any related reporting and record-keeping requirements). SPAC has withheld from amounts owing or paid to any employee, creditor, shareholder or other Person all material amounts of Taxes required by applicable Legal Requirements to be withheld and paid over to the proper Governmental Entity in a timely manner all such withheld amounts.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Knowledge of SPAC is there any such claim, assessment, deficiency or proposed adjustment) against SPAC which has not been paid or fully resolved.

(d) No material Tax audit or other examination of SPAC by any Governmental Entity is presently in progress, nor has SPAC been notified in writing of any (nor to the Knowledge of SPAC is there any) request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the property or assets of SPAC.

(f) To the Knowledge of SPAC, SPAC has no liability for a material amount of unpaid Taxes that has not been accrued for or reserved on SPAC’s Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of SPAC in the ordinary course of business.

(g) SPAC (i) does not have any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and not primarily related to Taxes); (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and not primarily related to Taxes); and (iii) has not, since the formation of SPAC, ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes.

(h) SPAC has not: (i) waived any statute of limitations in respect of material amounts of Taxes or consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than automatic extensions of time to file Tax Returns, which extension is still in effect and obtained in the ordinary course of business); or (ii) entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.

(i) SPAC has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(j) SPAC will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.

(k) Since the formation of SPAC, no claim has been made in writing (nor to SPAC’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which SPAC does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(l) The consummation of the Transactions will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No SPAC plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written, provides for a Tax gross-up, make-whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

5.14. Information Supplied. The information relating to SPAC to be supplied by or on behalf of SPAC for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will not, on the date of filing thereof or the date that it is first mailed to the SPAC Shareholders, as applicable, or at the time of the SPAC Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement and the Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by the Company or any of its Representatives for inclusion in the Registration Statement or the Proxy Statement/Prospectus or any projections or forecasts included therein. Notwithstanding anything herein to the contrary (including any representations and warranties set forth in this Section 5.14, SPAC makes no representations or warranties as to the information contained or to be contained in or omitted from the Registration Statement or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to SPAC by or on behalf of the Company specifically for inclusion in the Registration Statement or the Proxy Statement/Prospectus. In the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement, notwithstanding anything to the contrary, neither this provision nor any other provision in this Agreement or any other Transaction Agreement shall require counsel to the Company or the SPAC or their respective tax advisors to provide an opinion that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or otherwise qualifies for the Intended Tax Treatment.

5.15. Employees; Benefit Plans. As of the date of this Agreement, (a) SPAC does not have and has never had any employees, and has never had a director, officer, consultant, freelancer, independent contractor or sub-contractor who has not been properly classified as an independent contractor or employee, and no independent contractor has a basis for a claim or any other allegation that such Person was not properly classified as an independent contractor, and (b) SPAC does not and has never sponsored, maintained, contributed to or had any liability in respect of any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) or any retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, share purchase, employee share ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether oral or written.

5.16. Insurance. Except for directors’ and officers’ liability insurance, SPAC does not maintain any insurance policies.

5.17. Intellectual Property. SPAC does not own, license or otherwise have any right, title or interest in any Intellectual Property. To the Knowledge of SPAC, SPAC does not infringe, misappropriate or violate any Intellectual Property of any other Person.

5.18. Title to Property. SPAC does not own or lease any real property or, other than cash, personal property. There are no options or other Contracts under which SPAC has a right or obligation to acquire or lease any interest in any real property or personal property.

5.19. Financing. SPAC represents that it is not a condition to the Closing or to any of its other obligations under this Agreement that SPAC obtain financing for or related to any of the Transactions except as expressly contemplated herein.

5.20. Board Approval; Shareholder Vote. The SPAC Board (including any required committee or subgroup of the SPAC Board) has unanimously: (a) determined that the Merger is in the best interests of SPAC, (b) approved this Agreement, the Merger and the other Transactions and (c) determined to recommend that the SPAC Shareholders vote to approve the SPAC Shareholder Matters. Other than the SPAC Shareholder Approval, no other corporate proceedings on the part of SPAC are necessary to approve the consummation of the Transactions.

5.21. Affiliate Transactions. Except as described in the SPAC SEC Reports under the heading “Related Party Transactions,” no Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

5.22. Brokers. Other than the Persons set forth in Section 5.22 of the SPAC Disclosure Letter, SPAC does not have any liability for brokerage, finders’ fees, agents’ commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by SPAC.

5.23. Residency.

(a) SPAC is a non-Israeli resident company that has no activities in Israel, and its activities are controlled and managed outside of Israel. None of SPAC’s directors, officers, managers and general managers is an Israeli resident.

(b) The Knowledge of SPAC, (i) the SPAC Sponsor is not an Israeli resident for Tax purposes, (ii) no more than twenty-five percent (25%) of the total number of all issued and outstanding shares of the SPAC Sponsor, in the aggregate, is held by any Persons who are Israeli residents for Tax purposes.

5.24. SPAC Working Capital Notes. There are no outstanding SPAC Working Capital Notes as of the date of this Agreement.

5.25. Disclaimer of Other Warranties. SPAC HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV OR IN ANY OTHER TRANSACTION AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC OR ANY SPAC SPONSOR OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF THE GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY

AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY AND MERGER SUB IN ARTICLE IV OR BY THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN ANY OTHER TRANSACTION AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES IS MAKING OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (A) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO SPAC, ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (B) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (C) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO ANY OF THE GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. SPAC HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OR IN THE REPRESENTATIONS AND WARRANTIES IN ANY OF THE OTHER TRANSACTION AGREEMENTS OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO. SPAC ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE GROUP COMPANIES AND THEIR RESPECTIVE BUSINESSES, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION SPAC HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB EXPRESSLY SET FORTH IN THIS AGREEMENT AND THOSE EXPRESSLY SET FORTH IN THE OTHER TRANSACTION AGREEMENTS OR ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 5.25, CLAIMS AGAINST THE COMPANY WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD (AS DEFINED HEREIN).

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

6.1. Conduct of Business by the Company and the Company Subsidiaries.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company shall, and shall cause each of the Company Subsidiaries to, carry on its business in the ordinary course of business, except: (i) to the extent that SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by applicable Legal Requirements (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19; (iii) as expressly required, permitted or contemplated by this Agreement or any of the other Transaction Agreements (including in connection with the PIPE Investment or the Capital Restructuring); (iv) for taking the actions to effect the internal restructuring of the Group Companies in substantially the same manner as described in Section 6.1(a)(iv) of the Company Disclosure Letter; or (v) as set forth in Section 6.1(a)(v) of the Company Disclosure Letter. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.1(b) shall constitute a breach under this Section 6.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.1(b) and this Section 6.1(a).

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, except (w) to the extent that SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as required by applicable Legal Requirements (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19; (y) as expressly required, permitted or contemplated by this Agreement or any of the other Transaction Agreements (including in connection with the PIPE Investment or the Capital Restructuring); or (z) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(i) except for transactions solely among the Company and any of the Company Subsidiaries, (1) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, other equity securities or property) in respect of any share capital or other equity security of any Group Company (other than distributions made by any direct or indirect wholly-owned Subsidiaries of the Company to the Company or any of its other direct or indirect wholly-owned Subsidiaries) or (2) grant, issue or sell, or authorize the grant, issuance or sale of, any share capital or equity security of any Group Company, other than grants to directors, officers, independent contractors and employees (including new hires) made subject to the terms of the Company Share Plans;

(ii) grant any cash bonus, cash change in control award, cash transaction bonus, or analogous cash payment to any of the Founders or their Affiliates in excess of $20,000,000 in the aggregate;

(iii) amend its Governing Documents in any material respect other than to provide for grants of equity or equity-based compensation awards to directors, officers, independent contractors and employees made subject to the terms of the Company Share Plans;

(iv) create, incur, assume, guarantee or otherwise become liable for, any indebtedness for borrowed money incurred after the date hereof in excess of $500,000,000 other than (1) indebtedness not to exceed $1,500,000,000 in the aggregate, for nonrecourse, warehouse-type debt incurred by the Company or any Subsidiaries of the Company in the ordinary course of business (any such indebtedness, “Warehouse

Debt”), (2) guarantees of Warehouse Debt of any Subsidiaries of the Company or guarantees by any Subsidiaries of the Company of Warehouse Debt of the Company, (3) any transaction between the Company or any of its direct or indirect wholly-owned Subsidiaries, on the one hand, and any other direct or indirect wholly-owned Subsidiary of the Company, on the other hand, (4) indebtedness of the Company or any of its Subsidiaries with liquidity providers, payment processors, funds, pooled investment vehicles or accounts managed, advised or sponsored by the Company or any of its Subsidiaries that may be necessary for the ordinary course operation of the business of any Group Company and (5) any indebtedness, any guarantees of indebtedness or risk retention interest held by any funds, pooled investment vehicles or accounts managed, advised or sponsored by the Company or any of its Subsidiaries in the ordinary course of business;

(v) split, combine, subdivide, reclassify, redeem, purchase or otherwise acquire any shares of capital stock (or other equity interests) of the Company or any of its Subsidiaries or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of capital stock (or other equity interests) of the Company or any of its Subsidiaries, except for (1) acquisitions of any share capital of the Company in connection with the “net-settlement” exercise of Company Options, (2) the acquisition by the Company or any of its Subsidiaries of any shares of restricted stock (other than pursuant to subsection (1)) of the Company or its Subsidiaries in connection with the forfeiture or cancellation thereof, and (3) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;

(vi) effect, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution or winding-up of the Company;

(vii) (1) enter into or modify in any material respect any Contract between the Company or any of its Subsidiaries, on the one hand, and a Related Party, on the other hand, other than such a Contract on arms-length terms (each, an “Affiliate Agreement”) or (2) make any payment, distribution, loan or other transfer of value to any Related Party, other than (A) payments to employees in the ordinary course of business and (B) payments pursuant to Affiliate Agreements set forth on Section 6.1(b)(vii) of the Company Disclosure Letter;

(viii) change (or request to change) any material method of accounting for Tax purposes other than in the ordinary course of business; or

(ix) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(b)(i) through Section 6.1(b)(viii).

(c) Other than SPAC’s right to consent or withhold consent with respect to the foregoing matters (which consent shall not be unreasonably withheld, conditioned or delayed), nothing contained in this Agreement shall give to SPAC or any of its Affiliates, directly or indirectly, any right to control the Company or any of its Subsidiaries or direct the operation of any of their respective businesses during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing.

6.2. Conduct of Business by SPAC.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, SPAC shall carry on its business in the ordinary course of business, except: (w) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as required by applicable Legal Requirements (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19; (y) as expressly required, permitted or contemplated by this Agreement or any of the other Transaction Agreements (including in connection with the PIPE Investment or the Capital Restructuring); or (z) as set forth in Section 6.2(a) of the SPAC Disclosure Letter. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.2(b) shall constitute a breach under this Section 6.2(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.2(b) and this Section 6.2(a).

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, except (w) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as required by applicable Legal Requirements (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19; (y) as expressly required, permitted or contemplated by this Agreement or any of the other Transaction Agreements (including in connection with the PIPE Investment or the Capital Restructuring); or (z) as set forth in Section 6.2(b) of the SPAC Disclosure Letter, SPAC shall not, and shall cause its Subsidiaries not to, do any of the following:

(i) declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any shares, warrant or other equity security or split, combine or reclassify any shares, warrant or other equity security, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares or warrant, or effect any like change in capitalization;

(ii) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC, the Company or any of Company Subsidiaries;

(iii) acquire or establish any Subsidiary;

(iv) grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such or equity securities or convertible or exchangeable securities;

(v) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of SPAC;

(vi) amend its Governing Documents in any material respect;

(vii) voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of material assets or properties of SPAC;

(viii) (A) create, incur, assume, guarantee or otherwise become liable for, any indebtedness for borrowed money, other than intercompany debt and debt to effect any securitizations; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; (C) make a loan or advance to, or capital contribution or investment in, any Person; (D) issue any SPAC Working Capital Notes; or (E) enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business;

(ix) except as required by U.S. GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

(x) except in the ordinary course of business, (A) make, change or revoke any material Tax election; or (B) change (or request to change) any material method of accounting for Tax purposes;

(xi) create any Liens on any material property or material assets of SPAC;

(xii) liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC;

(xiii) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than its Subsidiaries), other than (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions or (B) reimbursement for reasonable expenses;

(xiv) hire any employee, officer, consultant, freelancer, independent contractor or sub-contractor, or adopt or enter into any employee benefit or compensatory plan, policy, program, agreement, trust or arrangement, in each case, other than in the ordinary course of business;

(xv) modify or amend the Trust Agreement or enter into or amend any other agreement related to the Trust Account;

(xvi) incur (or otherwise take any action that would reasonably be expected to incur) SPAC Transaction Costs in excess of the aggregate amount of the estimated SPAC Transaction Costs set forth on Section 6.2(b)(xvi) of the SPAC Disclosure Letter (the “SPAC Transaction Expenses Cap”); provided, that SPAC will not be in breach of this clause (xvi) to the extent SPAC Sponsor performs its obligations under the Expenses Side Letter;

(xvii) other than in the ordinary course of business (i) pay or promise to pay, fund any new, enter into or make any grant of any severance, change in control, retention or termination payment to any director, officer other employee, consultant, freelancer, independent contractor or sub-contractor of SPAC, (ii) take any action to accelerate any material payments or benefits, or the funding of any material payments or benefits, payable or to become payable to any director, officer, other employee of SPAC, or (iii) take any action to materially increase any compensation or material benefits of any director, officer, other employee, consultant, freelancer, independent contractor or sub-contractor of SPAC; or

(xviii) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.2(b)(i) through Section 6.2(b)(xvii).

(c) Other than the Company’s right to consent or withhold consent with respect to the foregoing matters (which consent shall not be unreasonably withheld, conditioned or delayed), nothing contained in this Agreement shall give to the Company, Merger Sub or any of their respective Affiliates, directly or indirectly, any right to control SPAC or any of its Subsidiaries or direct the operation of any of their respective businesses during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing.

6.3. Requests for Consent. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an email from the Company to one (1) or more of the individuals (or such other persons as SPAC may specify by notice to the Company) set forth on Section 6.3 of the SPAC Disclosure Letter specifically requesting consent under Section 6.1 shall constitute a valid request by the Company, and an email from any such individual providing a consent in response to such request shall constitute a valid consent, for all purposes under Section 6.1 and (b) an email from SPAC to one (1) or more of the individuals (or such other persons as the Company may specify by notice to SPAC) set forth on Section 6.3 of the Company Disclosure Letter specifically requesting consent under Section 6.2 shall constitute a valid request by SPAC, and an email from any such individual providing a consent in response to such request shall constitute a valid consent, for all purposes under Section 6.2.

6.4. Advisory Client Consents. As promptly as reasonably practical following the date of this Agreement, the Company and/or the Adviser Subsidiary shall send a notice to each Advisory Client informing such Advisory Client of the transactions contemplated by this Agreement and use their respective commercially reasonable efforts to seek the consent of each such Advisory Client, in accordance with the requirements of its Advisory Contract and applicable law, to the “assignment” (as defined in the Investment Advisers Act) of such Advisory Contract resulting from the change in ownership of the Adviser Subsidiary upon the consummation of the transactions contemplated hereby (it being understood that, except to the extent the applicable Advisory Contract or applicable law requires consent to such assignment to be obtained in writing, the implied or “negative” consent of the applicable Advisory Client to such assignment shall be deemed sufficient). For the avoidance of doubt, under no circumstances shall the Company or any of its Subsidiaries be required to make any payment or provide any other benefit to any Advisory Client to obtain such Advisory Client’s consent, and the failure to obtain any such consent shall not, individually or in the aggregate, constitute the failure to satisfy any condition to the obligation of any party hereto to consummate the transactions contemplated by this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable following the execution and delivery of this Agreement, the Company and SPAC shall, in accordance with this Section 7.1, jointly prepare and the Company shall file with the SEC a mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable) (i) registration statement on Form F-4 (as such filing is amended or supplemented, the “Registration Statement”) for the purpose of registering under the Securities Act the offer and sale of the Class A Company Ordinary Shares to be issued as the Merger Consideration and the Company Warrants and (ii) proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the SPAC Shareholders relating to the SPAC Special Meeting (such proxy statement/prospectus, together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), both of which shall comply as to form, in all material respects, with the provisions of the Securities Act and Exchange Act (as applicable), for the purpose of (A) providing the SPAC Shareholders with notice of the opportunity to redeem SPAC Class A Shares (the “SPAC Shareholder Redemption”) and (B) soliciting proxies from the SPAC Shareholders to vote at the SPAC Special Meeting in favor of the SPAC Shareholder Matters. In the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement or Proxy Statement/Prospectus, notwithstanding anything to the contrary, neither this provision nor any other provision in this Agreement shall require counsel to the Company or SPAC or their respective tax advisors to provide an opinion that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or otherwise qualifies for the Intended Tax Treatment.

(b) Each of the Company and SPAC shall use their respective commercially reasonable efforts to (i) cause the Registration Statement (including the Proxy Statement/Prospectus), when filed, to comply in all material respects with all applicable Legal Requirements, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Registration Statement (including the Proxy Statement/Prospectus), (iii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after the date on which the Registration Statement is initially filed with the SEC and (iv) keep the Registration Statement effective for so long as necessary to complete the Reclassification and the Merger.

(c) If, at any time prior to the SPAC Special Meeting, any information relating to SPAC or the Company, or any of their respective Affiliates, officers or directors, is discovered by SPAC or the Company which is required to be set forth in an amendment or supplement to the Registration Statement so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly inform the other Parties and each of SPAC and the Company shall cooperate reasonably in connection with preparing an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminating such information to the SPAC Shareholders.

(d) The Company and SPAC shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws. The Company and SPAC agree to use commercially reasonable efforts to promptly provide the other Party with all information in its possession concerning the business, management, operations and financial condition of such Party reasonably requested by the other Party for inclusion in the Registration Statement. The Company and SPAC shall cause the officers and employees of such Party to be reasonably available, during such Party’s normal business hours, to the other Party and its counsel, auditors and other advisors in connection with the drafting of the Registration Statement and responding in a timely manner to comments on the Registration Statement from the SEC.

7.2. SPAC Shareholder Approval.

(a) SPAC shall, prior to the Proxy Statement/Prospectus Clearance Date, set a record date that is mutually agreed upon by SPAC and the Company (the “SPAC Record Date”) for determining the SPAC Shareholders entitled to attend the SPAC Special Meeting. SPAC shall timely commence a “broker search” in accordance with Rule 14a-12 of the Exchange Act. Promptly following the Proxy Statement/Prospectus Clearance Date, SPAC shall file the definitive Proxy Statement/Prospectus with the SEC and cause the Proxy Statement/Prospectus to be mailed to each SPAC Shareholder of record as of the SPAC Record Date.

(b) SPAC shall, as promptly as practicable following the Proxy Statement/Prospectus Clearance Date, duly call, give notice of and hold an extraordinary general meeting of the SPAC Shareholders (the “SPAC Special Meeting”) for the purpose of obtaining the SPAC Shareholder Approval, which meeting shall be held not more than thirty (30) days after the Proxy Statement/Prospectus Clearance Date and in any event prior to the Outside Date. Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the SPAC Shareholder Matters shall be the only matters

(other than procedural matters) which SPAC shall propose to be acted on by the SPAC Shareholders at the SPAC Special Meeting; provided, that, notwithstanding the foregoing, SPAC may propose other matters to be acted on by the SPAC Shareholders at the SPAC Special Meeting if it reasonably determines that such other matters are reasonably necessary in order to consummate the Transactions. SPAC shall use commercially reasonable efforts to obtain the SPAC Shareholder Approval at the SPAC Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the SPAC Shareholder Approval. Subject to the proviso in the immediately following sentence, SPAC shall include the SPAC Recommendation in the Proxy Statement/Prospectus. The SPAC Board shall not (and no committee or subgroup of the SPAC Board shall) (i) (A) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, any previous recommendation of the Transaction or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Acquisition Proposal (any action described in the foregoing clause (i)(A) or (i)(B), a “Change in Recommendation”); provided, that the SPAC Board may make a Change in Recommendation prior to receipt of the SPAC Shareholder Approval if it determines in good faith that it is required to do so in order to comply with fiduciary duties under Legal Requirements of the Cayman Islands; provided, further, that even if the SPAC Board makes a Change in Recommendation in accordance with this Section 7.2(b), SPAC shall comply with its obligations in the first two (2) sentences of this Section 7.2(b) and in Section 7.2(c).

(c) Notwithstanding anything to the contrary contained in this Agreement, SPAC shall not postpone or adjourn the SPAC Special Meeting except in accordance with this Section 7.2(c). SPAC shall be entitled to (subject to the approval of the SPAC Special Meeting where required in the case of an adjournment) (and, in the case of the following clauses (iii) and (iv), at the request of the Company, SPAC shall) postpone or adjourn the SPAC Special Meeting: (i) after consultation with the Company, to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the SPAC Board has determined in good faith is required by applicable Legal Requirements is disclosed and promptly disseminated to the SPAC Shareholders prior to the SPAC Special Meeting to the extent required by applicable Legal Requirements; (ii) if, as of the time for which the SPAC Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient SPAC Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the SPAC Special Meeting; (iii) to seek withdrawals of redemption requests from the SPAC Shareholders if SPAC or the Company reasonably expects that the condition set forth in Section 8.2(e) would not be satisfied at the Closing; or (iv) in order to solicit additional proxies from the SPAC Shareholders for purposes of obtaining approval of the SPAC Shareholder Matters; provided that in the event of a postponement or adjournment pursuant to the foregoing clauses (i) or (ii) the SPAC Special Meeting shall be reconvened as promptly as practicable, to the extent permitted under the SPAC Memorandum and Articles of Association, following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of the Company, in no event shall SPAC adjourn the SPAC Special Meeting for more than fifteen (15) days later than the most recently adjourned meeting or to a date that is beyond four (4) Business Days prior to the Outside Date; and, provided, further, that in no event shall SPAC be required to postpone or adjourn the SPAC Special Meeting more than three (3) times.

7.3. Company Shareholder Approval. The Company shall, as promptly as practicable following the Proxy Statement/Prospectus Clearance Date, duly call, give notice of and hold a special meeting of the Company Shareholders (the “Company Special Meeting”) for the purpose of obtaining the approval of the Company Shareholder Matters, which meeting shall be held not more than thirty (30) days after the Proxy Statement/Prospectus Clearance Date and in any event prior to the Outside Date. Without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), the Company Shareholder Matters shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the Company Shareholders at the Company Special Meeting; provided, that, notwithstanding the foregoing, the Company may propose other matters to be acted on by the Company Shareholders at the Company Special Meeting if it reasonably determines that such other matters are reasonably necessary in order to consummate the Transactions. The Company shall use commercially reasonable efforts to obtain the approval of the Company Shareholder Matters at the Company Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the Company Shareholder Matters. Subject to the proviso in the immediately following sentence, the Company shall make the Company Recommendation to the Company Shareholders at the appropriate time prior to or during the Company Special Meeting. The Company Board shall not (and no committee or subgroup of the Company Board shall) make a Change in Recommendation; provided, that the Company Board may make a Change in Recommendation prior to receipt of the Company Shareholder Approval if it is required to do so by their fiduciary duties under Israeli Law; provided, further, that even if the Company Board makes a Change in Recommendation in accordance with this Section 7.3, the Company shall still hold the Company Special Meeting, and the Company shall comply with its obligations in the first two (2) sentences of this Section 7.3.

7.4. Certain Regulatory Matters.

(a) Each of the Parties shall use commercially reasonable efforts to (and SPAC shall direct SPAC Sponsor to use commercially reasonable efforts to) take, or cause to be taken, or to do or cause to be done, all actions and things necessary or advisable to consummate and make effective as promptly as practicable the Transactions. Without limiting the generality of the foregoing, as promptly as practicable following the date of this Agreement, the Parties shall make, and, if applicable, SPAC shall direct SPAC Sponsor to make, all filings, notices, waiver requests, applications and other submissions to any Governmental Entity (the “Required Regulatory Filings”) that are necessary or advisable in connection with all consents, approvals, orders, authorizations, clearances, licenses, waivers and exemptions that are necessary, proper or advisable to be obtained with respect to the Transactions (the “Required Regulatory Approvals”). The Parties shall promptly and in good faith respond to all information requested of them by any Governmental Entity in connection with such Required Regulatory Filings and otherwise reasonably cooperate in good faith with each other and such Governmental Entities in connection with the Required Regulatory Filings and obtaining the Required Regulatory Approvals. Each Party will (and SPAC shall direct SPAC Sponsor to) promptly furnish to the other Party such information and assistance as the other may reasonably request in connection with its preparation of any Required Regulatory Filings (including, in the case of SPAC, providing any required information concerning SPAC Sponsor) and will take all other commercially reasonable actions necessary or advisable to cause the expiration or termination of any applicable waiting periods with respect to any Required Regulatory Approval as soon as practicable. Unless prohibited by any applicable Legal Requirement or Governmental Entity, the Company shall promptly furnish to SPAC, and SPAC shall (and SPAC shall direct SPAC Sponsor to) promptly furnish to the Company, copies of any notices or substantive written communications received by such Party or any of its Affiliates from any Governmental Entity with respect to the Transactions, and each Party shall permit counsel to the other Party an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party and/or its Affiliates to any Governmental Entity concerning the Transactions; provided that none of the Parties shall enter into any binding agreement with any Governmental Entity with respect to the Transactions without the written consent of the other Parties. To the extent not prohibited by any applicable Legal Requirement, the Company agrees to provide SPAC and its counsel, and SPAC agrees to provide the Company and its counsel (and, if applicable, to direct SPAC Sponsor to provide to the Company and its counsel), the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates (including, in the case of SPAC, the SPAC Sponsor), agents or advisors, on the one hand, and any Governmental Entity, on the other hand, concerning or in connection with the Transactions. Each of the Company and SPAC may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 7.4(a) as “counsel only” and any such sensitive materials, as well as the information contained therein, shall be provided only to a receiving party’s outside and in-house counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information. No Party shall (and SPAC shall direct SPAC Sponsor not to) willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any of the Required Regulatory Approvals. SPAC shall be responsible for any acts or omissions of SPAC Sponsor that are not in accordance with the terms of this Section 7.4(a).

(b) As promptly as practicable (and in any event within ten (10) Business Days) following the date hereof, the Company shall prepare and file with the ITA an application to receive the Merger Consideration Tax Ruling and the Capital Restructuring Tax Ruling (the “Specified Tax Approvals”). The Company shall use commercially reasonable efforts to obtain the Specified Tax Approvals. SPAC and the Company shall reasonably cooperate with each other with respect to obtaining the Specified Tax Approvals. Without limiting the generality of the foregoing, the Company and SPAC and their respective Israeli counsels shall cooperate with respect to all filings, notices, waiver requests, applications and other submissions to the ITA that are necessary or advisable in connection with the Specified Tax Approvals (the “Specified Filings”). Each Party will (and SPAC shall direct SPAC Sponsor to) promptly furnish to the other Party such information and assistance as such other Party may reasonably request in connection with its preparation of any Specified Filings (including by providing any required information concerning SPAC Sponsor). For the avoidance of doubt, the Company shall not file any Specified Filings without first consulting with SPAC’s Israeli counsel and granting it the opportunity to review, comment on and approve such filing. The Company shall keep the SPAC and its Israeli counsel reasonably updated of any discussions, meetings, significant conference calls, material correspondences and any exchange of drafts with the ITA relating to the Specified Filings or the Specified Tax Approvals. In connection with obtaining any Specified Tax Approval, each of the Company and SPAC may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 7.4(b) as “counsel only” and any such sensitive materials, as well as the information contained therein, shall be provided only to a receiving party’s outside and in-house counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information. No Party shall (and SPAC shall direct SPAC Sponsor not to) willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any of the Specified Tax Approvals. The final text of the Specified Tax Approvals shall be subject to the approval of SPAC, if such Specified Tax Approval includes any condition, restriction, obligation or liability applicable to any SPAC Party; provided, however, that SPAC may not withhold its approval with respect to the Merger Consideration Tax Ruling on the ground that such ruling (i) does not specify that any SPAC Shareholder that was a shareholder of SPAC prior to the initial public offering of SPAC or that is a 5% Holder is not subject to Israeli tax with respect to any portion of the Trust Account, the Merger Consideration or the Company Warrants payable or otherwise deliverable pursuant to this Agreement, by virtue of Section 104H of the Ordinance, or (ii) does not provide an exemption from withholding with respect to any portion of the Trust Account, the Merger Consideration or the Company Warrants payable or otherwise deliverable to any SPAC Shareholder that was a shareholder of SPAC prior to the initial public offering of SPAC or that is a 5% Holder. If either the Merger Consideration Tax Ruling or the Capital Restructuring Tax Ruling is obtained, the Company shall promptly provide to SPAC a copy of such Merger Consideration Tax Ruling or the Capital Restructuring Tax Ruling, as applicable, including a copy of any executed consent letter delivered to the ITA in accordance with the provisions of such Merger Consideration Tax Ruling or the Capital Restructuring Tax Ruling, as applicable. If the Capital Restructuring Tax Ruling is not timely obtained, the Parties shall cooperate in good faith to effectuate the alternative Capital Restructuring as set forth in Section 7.4(b) of the Company Disclosure Letter.

(c) In connection with the Transactions contemplated hereby, each of the Company and SPAC shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and SPAC shall substantially comply with any Antitrust Information or Document Requests. Each of the Company and SPAC shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act (unless any announcement from the applicable Governmental Entities to the effect that early termination of any waiting period under the HSR Act is temporarily suspended remains in effect) and exercise its commercially reasonable efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Order which would prohibit, make unlawful or delay the consummation of the Transactions contemplated hereby.

(d) Nothing in this Section 7.4 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with SPAC’s and the Company’s prior written consent.

(e) Any filing fees required by Governmental Entities, including with respect to the Required Regulatory Approvals, any Specified Tax Approval or any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, shall be borne fifty percent (50)% by SPAC and fifty percent (50)% by the Company.

(f) Without limiting the Parties’ obligations under this Section 7.4, in the event that SPAC and the Company disagree, with respect to matters relating to the Required Regulatory Filings, Required Regulatory Approvals, Specified Tax Approvals, Specified Filings, the HSR Act or any filing with any Governmental Entity, the Company’s decision shall control so long as such decision does not result in a disproportionately adverse effect on SPAC or SPAC Parties.

7.5. Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, SPAC will prepare and file with the SEC a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”). SPAC shall provide the Company with a reasonable opportunity to review and comment on the Signing Form 8-K prior to its filing and shall consider such comments in good faith. SPAC shall not file the Signing Form 8-K with the SEC without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), unless otherwise required to do so pursuant to applicable Legal Requirements.

(b) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a mutually agreed upon joint press release announcing the execution of this Agreement.

7.6. Confidentiality; Communications Plan; Access to Information.

(a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference. As of the Effective Time, the Confidentiality Agreement will automatically terminate; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms until the one (1) year anniversary of the date this Agreement is terminated.

(b) SPAC and the Company shall reasonably cooperate in good faith to create and implement a mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed) communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by SPAC or any of its Affiliates, or SPAC, in the case of a public announcement by the Company or any of its Affiliates (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) for routine disclosures to Governmental Entities made by the Company in the ordinary course of business; (ii) if such announcement or other communication is required by applicable Legal Requirements (provided that, to the extent permitted by applicable Legal Requirements, the disclosing Party first shall, to the extent reasonably practicable, allow such other Parties to review such public announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith); (iii) subject to this Section 7.6, each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential, without the consent of any other Party; (iv) in the case of the Company, communications to banks, customers or suppliers of the Group Companies as the Company determines in good faith to be reasonably appropriate for purposes of seeking any consents and approvals required in connection with the Transactions and are made subject to an obligation of confidentiality; (v) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.6(b); (vi) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vii) to enforce any of their respective rights or comply with any of their respective obligations under this Agreement or any other Transaction Agreement.

(c) From the date hereof until the Closing and subject to the Confidentiality Agreement, the Company will afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during the Company’s normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Group Companies, as SPAC may reasonably request solely for purposes of facilitating the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such Group Companies; provided, further, that such access may be limited to the extent the Company reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access could jeopardize the health and safety of any employee of the Group Companies. From the date hereof until the Closing and subject to the Confidentiality Agreement, SPAC will afford the Company and its financial advisors, accountants, counsel and other representatives reasonable access during SPAC’s normal business hours, upon reasonable notice, to the properties, books, records and personnel of SPAC, as the Company may reasonably request solely for purposes of facilitating the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC; provided, further, that such access may be limited to the extent SPAC reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access could jeopardize the health and safety of any employee of SPAC or the SPAC Sponsor. Notwithstanding anything to the contrary set forth in this Section 7.6(c), no Party shall be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege, (ii) violate any applicable Legal Requirement, or (iii) violate any Contract to which such Party is a party or bound; provided, that the Parties agree to use commercially reasonable efforts to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in the foregoing clauses (i) through (iii).

7.7. Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, and without limiting the obligations of any Party under Section 7.4, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using commercially reasonable efforts to: (a) cause the conditions set forth in Article VIII to be satisfied prior to the Outside Date; (b) defend any Actions challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (c) execute and deliver any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions.

7.8. Company and SPAC Securities Listings.

(a) From the date hereof through the Closing, SPAC shall use its commercially reasonable efforts to ensure that SPAC remains listed as a public company on, and for SPAC Class A Shares and Public Warrants (but, in the case of Public Warrants, only to the extent issued as of the date hereof) to be listed on, NASDAQ. Prior to the Closing Date, SPAC shall cooperate with the Company and use commercially reasonable efforts to take such actions as are reasonably necessary or advisable to cause the SPAC Class A Shares and Public Warrants to be delisted from NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

(b) From the date hereof through the Closing, SPAC will use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Legal Requirements.

(c) The Company will use its commercially reasonable efforts to cause: (i) the Company’s initial listing application with NASDAQ in connection with the Transactions to have been approved; (ii) the Company to satisfy all applicable initial listing requirements of NASDAQ; and (iii) the Class A Company Ordinary Shares and the Company Warrants issuable in accordance with this Agreement, including in the Merger, to be approved for listing on NASDAQ (and SPAC shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the Proxy Statement/Prospectus Clearance Date, and in any event prior to the Effective Time.

7.9. No Claim Against Trust Account. The Company acknowledges and understands that SPAC has established the Trust Account for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth in the Trust Agreement. The Company further acknowledges that, if the Transactions, or, in the event of a termination of this Agreement, another business combination, are not consummated by March 1, 2023 or such later date as approved by the shareholders of SPAC to complete a business combination, SPAC will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, for and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company (on behalf of itself and its Subsidiaries) hereby irrevocably waives any past, present or future right, title, interest or claim of any kind that it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with SPAC; provided, that nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against assets of SPAC held outside the Trust Account or pursuant to Section 11.6 for specific performance or other equitable relief in connection with the Transactions. This Section 7.9 shall survive the termination of this Agreement for any reason.

7.10. No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of SPAC and the Company shall not, and shall cause its respective Subsidiaries not to, and shall direct its Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate or knowingly encourage any inquiries or proposals by, or provide any non-public information to, any Person (other than the Company, SPAC and their respective Representatives) concerning any Alternative Acquisition Proposal; (ii) enter into or continue any discussions, negotiations or transactions with or respond to any inquiries or proposals by any Person (other than the Company, SPAC and their respective Representatives) concerning any Alternative Acquisition Proposal; or (iii) enter into any agreement regarding any Alternative Acquisition Proposal. For purposes of this Agreement, “Alternative Acquisition Proposal” shall mean (i) with respect to SPAC, any merger, consolidation, purchase of controlling ownership interests or all or substantially all of the assets of, by or otherwise involving SPAC, or any recapitalization or other business combination transaction involving SPAC or (ii) with respect to the Company, any inquiry, proposal or offer from any Person (other than SPAC) relating to (A) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) five percent (5%) or more of the Outstanding Company Equity Securities or (2) twenty-five percent (25%) or more (based on the fair market value thereof, as determined by the Company Board) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, (B) any tender offer or exchange offer that, if consummated, would result in any Person owning, directly or indirectly, five percent (5%) or more of the Outstanding Company Equity Securities or (C) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company pursuant to which any Person (other than SPAC) would own, directly or indirectly, five percent (5%) or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, other than, in the case of the foregoing clauses (A), (B) and (C), the Transactions or any such transaction by the Company or its Subsidiaries in the ordinary course of business that would not be a breach of Section 6.1(b)(i).

(b)    Each Party shall promptly notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to an Alternative Acquisition Proposal (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement.

7.11.    Trust Account. Upon satisfaction or, to the extent permitted by applicable Legal Requirement, waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental Trust (which notice SPAC shall provide to Continental Trust in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Continental Trust pursuant to the Trust Agreement to be so delivered, including providing Continental Trust with the termination letter substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”); and (ii) shall make all appropriate arrangements to cause Continental Trust to distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to each SPAC Shareholder who properly elects to have such SPAC Shareholder’s SPAC Class A Shares redeemed for cash in accordance with the provisions of SPAC’s Governing Documents; (B) to pay all SPAC Transaction Costs and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

7.12.    Director and Officer Matters.

(a)    The Company and the Surviving Company agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in its Governing Documents and any indemnification agreement with such SPAC D&O Indemnified Party, in each case, as in effect as of immediately prior to the date of this Agreement, shall survive the Closing until the six (6) year anniversary of the Closing. For a period of six (6) years from the Closing Date, (i) the Surviving Company shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of SPAC’s Governing Documents and any indemnification agreement with such SPAC D&O Indemnified Party, in each case, as in effect immediately prior to the Closing Date (such provisions, the “D&O Indemnification Provisions”), (ii) the Surviving Company shall not amend, repeal or otherwise modify any such D&O Indemnification Provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party and (iii) the Company shall honor and guarantee all payments required to be made by the Surviving Company with respect to all such D&O Indemnification Provisions to the fullest extent permissible under Israeli or Cayman Islands law, including by funding the payment obligations of the Surviving Company pursuant thereto; provided, however, that all rights to exculpation, indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim, to the fullest extent permissible under Israeli or Cayman Islands law.

(b) Prior to the Closing, SPAC shall purchase pre-paid non-cancellable “tail” or “runoff” directors’ and officers’ liability insurance (the “SPAC D&O Tail Policy”) in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, including the transactions contemplated hereby, covering each such Person that is covered by SPAC’s directors’ and officers’ liability insurance policies in effect as of the date of this Agreement on terms and conditions, including retentions and amounts, no less favorable in the aggregate than those of SPAC’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement for the six (6) year period following the Closing. The Surviving Company shall maintain the SPAC D&O Tail Policy in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Company, as applicable, to the fullest extent permissible under Israeli or Cayman Islands law, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.12(b).

(c) The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of SPAC, any other indemnification arrangement, any Legal Requirement or otherwise. The provisions of this Section 7.12 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.12.

(d) If the Surviving Company or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 7.12.

(e) The Senior Management Team shall be the senior management team of the Surviving Company from and after the Effective Time, and will continue to serve in their existing positions with substantially similar employment arrangements at the Surviving Company.

7.13. Tax Matters.

(a) Transfer Taxes. Notwithstanding anything herein to the contrary (except as otherwise provided in Section 3.3 related to exchange procedures), transfer, documentary, sales, use, stamp, registration, excise, recording, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (collectively, “Transfer Taxes”) shall be paid by the Company. Unless otherwise required by applicable Legal Requirement, the Company shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and SPAC shall reasonably cooperate with respect thereto as necessary).

(b) FIRPTA Matters. On the Closing Date, SPAC shall provide the Company with a certificate prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in SPAC is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided that notwithstanding anything to the contrary, in the event SPAC fails to deliver such certificate, the Transaction shall nonetheless be able to close and the Company shall be entitled to make a proper withholding of Tax to the extent required by applicable Legal Requirements.

7.14. Subscription Agreements. The Company will not amend any Subscription Agreement or waive any provision thereto in any manner that is material and adverse to SPAC without the prior written consent of SPAC.

7.15. Section 16 Matters. Prior to the Effective Time, the SPAC Board shall take all reasonable steps as may be required or permitted to cause any disposition of the SPAC Shares that occurs or is deemed to occur by reason of or pursuant to the Merger by each director and officer of SPAC who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

7.16. Board of Directors. The Parties shall take all action necessary so that the Company Board, immediately after the Effective Time (the “Closing Company Board”) shall include (a) Emanuel Friedman (the “Sponsor Director”) and (b) a number of additional directors to be determined by the Company before the Closing in consultation with SPAC, consistent with applicable SEC and exchange rules and applicable Legal Requirements. In furtherance of SPAC’s cooperation obligations under the foregoing sentence, prior to the Proxy Statement/Prospectus Clearance Date, SPAC shall provide the Company with a duly completed director questionnaire with respect to the Sponsor Director in form and substance reasonably acceptable to the Company along with a biography of the Sponsor Director suitable for inclusion in the Proxy Statement/Prospectus. In accordance with the Governing Documents of the Company as in effect as of the Closing, the Parties acknowledge and agree that the Closing Company Board will initially be a classified board with three (3) classes of directors and that each of the Founder Directors shall serve in a class of directors with an initial term effective from the Closing until the third annual meeting of the Company Shareholders held following the Closing.

7.17. Incentive Equity Plan. Prior to the Closing Date, the Company shall approve and adopt, subject to receipt of the Company Shareholder Approval, the incentive equity plan substantially in the form attached hereto as Exhibit C (with such changes as mutually agreed to by the Parties) (the “Incentive Equity Plan”), to hire and incentivize its and its Subsidiaries’ directors, individual independent contractors, managers, executives and other employees, and at the Closing shall reserve thereunder a total pool of awards of Company Ordinary Shares as set forth on Exhibit C. As soon as reasonably practicable following the Closing, the Company shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Company Ordinary Shares issuable under the Incentive Equity Plan.

7.18. PCAOB Financials. The Company shall use commercially reasonable efforts to, as promptly as reasonably practicable, but in no event later than ninety (90) days, following the date of this Agreement in the case of the 2020 and 2019 financials, and in no event later than April 30, 2022 in the case of the 2021 financials (if 2021 financials will be required to be included in the Registration Statement) (in each case, the “PCAOB Deadline”), obtain from a “big four” accounting firm PCAOB compliant audited financial statements for the Company’s fiscal years ending December 31, 2021 (if required to be included in the Registration Statement), December 31, 2020 and December 31, 2019 that satisfy SEC filing requirements for the Registration Statement (including the Proxy Statement/Prospectus) and are prepared in accordance with U.S. GAAP (the “PCAOB Financials”). The auditor engaged to audit the PCAOB Financials is an independent registered public accounting firm with respect to the Company within the meaning of the Exchange Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

7.19. Use of Proceeds. The Company shall not use the proceeds from the Transactions for the repurchase of Company Shares held by existing Company Shareholders prior to the Effective Time or the payment of dividends to such Company Shareholders, in each case if such repurchase of Company Shares or payment of dividends, as applicable, does not apply pro rata to all post-Closing Company Shareholders, including the SPAC Shareholders.

7.20. Repayment of SPAC Notes. At the Closing, SPAC shall repay all amounts owed under the SPAC Working Capital Notes, if any.

7.21. Warrant Agreement. Immediately prior to the Effective Time, the Company, SPAC and the Exchange Agent shall enter into an assignment and assumption agreement, the terms of which shall be agreed by the Parties in good faith, pursuant to which SPAC shall assign to the Company, and the Company shall assume from SPAC, all of SPAC’s rights, interests and obligations in and under the Warrant Agreement, and the terms and conditions of the Warrant Agreement shall be amended and restated to, among other things, reflect the assumption of the SPAC Warrants by the Company as set forth in Section 3.2(d) (the “Amended and Restated Warrant Agreement”).

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

8.1. Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) The Required SPAC Shareholder Approval shall have been obtained.

(b) The Company Shareholder Approval shall have been obtained.

(c) SPAC shall have at least $5,000,001 of net tangible assets following any SPAC Shareholder Redemption.

(d) There shall not be in effect any injunction or other order of any Governmental Entity of competent jurisdiction prohibiting, enjoining or making illegal the consummation of the Transactions.

(e) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(f) The Class A Company Ordinary Shares issuable as the Merger Consideration, as well as the Company Warrants to be issued in connection with the Closing, shall be approved for listing upon the Closing on the NASDAQ (or any other public stock market or exchange in the United States as may be agreed by the Company and SPAC), subject to notice of official issuance.

(g) The waiting period or periods under the HSR Act applicable to the Transactions shall have expired or been terminated.

8.2. Additional Conditions to Obligations of the Company and Merger Sub. The obligations of the Company and Merger Sub to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived (to the extent permitted by applicable Legal Requirements), in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of SPAC shall be true and correct in all material respects (without giving effect to any limitation as to “materiality,” “SPAC Material Adverse Effect” or any similar limitation contained therein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) at and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failure of such representations and warranties to be so true and correct, has not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

(b) SPAC shall have performed or complied with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c) Since the date of this Agreement, there shall not have occurred any SPAC Material Adverse Effect.

(d) SPAC shall have delivered to the Company a certificate, signed by an authorized executive officer of SPAC and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e) Available Cash shall equal or exceed $200,000,000.

8.3. Additional Conditions to the Obligations of SPAC. The obligations of SPAC to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived (to the extent permitted by applicable Legal Requirements), in writing, exclusively by SPAC:

(a) (i) The Fundamental Representations of the Company and Merger Sub shall be true and correct in all material respects (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or any similar limitation contained therein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date) and (ii) all other representations and warranties of the Company and Merger Sub set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) at and as of the Closing as though made at and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (ii), where any failure of such representations and warranties of the Company to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company and Merger Sub shall have performed or complied with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c) Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) The Company shall have delivered to SPAC a certificate, signed by an authorized executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

ARTICLE IX

TERMINATION

9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company;

(b) by either SPAC or the Company if the Closing shall not have occurred by July 15, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either SPAC or the Company if a Governmental Entity shall have issued any final non-appealable Order, or any applicable Legal Requirement shall be in effect, making the Transaction illegal or permanently prohibiting the Transactions, including the Merger;

(d) by the Company, if any representation or warranty of SPAC set forth in this Agreement was inaccurate as of the date of this Agreement or becomes inaccurate or if SPAC breaches any covenant or agreement set forth in this Agreement, in each case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such inaccuracy or breach; provided that if such inaccuracy or breach by SPAC is curable by SPAC prior to the Outside Date, then the Company must first provide written notice of such inaccuracy or breach and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) thirty (30) days after delivery of written notice from the Company to SPAC of such inaccuracy or breach; and (ii) the Outside Date; provided, further, that SPAC continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) it shall have materially breached this Agreement such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach by the Company and such breach has not been cured or (B) if such inaccuracy or breach by SPAC is cured during such 30-day period);

(e) by SPAC, if any representation or warranty of the Company or Merger Sub set forth in this Agreement was inaccurate as of the date of this Agreement or becomes inaccurate or if the Company or Merger Sub breaches any covenant or agreement set forth in this Agreement, in each case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such inaccuracy or breach; provided that if such inaccuracy or breach is curable by the Company or Merger Sub, as applicable, prior to the Outside Date, then SPAC must first provide written notice of such inaccuracy or breach and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) thirty (30) days after delivery of written notice from SPAC to the Company of such inaccuracy or breach; and (ii) the Outside Date; provided, further, that the Company continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that SPAC may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) it shall have materially breached this Agreement such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach by SPAC and such breach has not been cured; or (B) if such inaccuracy or breach by the Company or Merger Sub, as applicable, is cured during such 30-day period);

(f) by the Company or SPAC, if, at the SPAC Special Meeting (after taking into account any adjournments thereof), the Required SPAC Shareholder Approval is not obtained;

(g) by SPAC or the Company, if, at the Company Special Meeting (after taking into account any adjournments thereof), the Company Shareholder Approval is not obtained; or

(h) by SPAC, if the Company has not delivered the PCAOB Financials to the SPAC pursuant to Section 7.18 on or prior to the PCAOB Deadline.

9.2. Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.6, Section 7.9, this Section 9.2, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Intentional Fraud.

ARTICLE X

NO SURVIVAL

10.1. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to Intentional Fraud.

ARTICLE XI

GENERAL PROVISIONS

11.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date of delivery if delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email during normal business hours (and otherwise as of the immediately following Business Day) (provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC, to:

EJF Acquisition Corp.

2107 Wilson Boulevard

Suite 410

Arlington, VA 22201

Attention:       Kevin Stein

Email:             *@ejfcap.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

Attention:     Jonathan Corsico

Email:           jonathan.corsico@stblaw.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:     Mark Brod; Michael Wolfson

Email:          mbrod@stblaw.com; mwolfson@stblaw.com

and

Herzog Fox & Neeman

Herzog Tower, 6 Yitzhak Sadeh Street

Tel Aviv 6777506, Israel

Attention:     Ory Nacht, Adv.

Email:             nachto@herzoglaw.co.il

and

Walkers

190 Elgin Avenue

George Town, Grand Cayman

KY1-9001

Cayman Islands

Attention:        Andrew Barker

Email:             andrew.barker@walkersglobal.com

if to the Company or Merger Sub to:

Pagaya Technologies Ltd.

90 Park Ave,

New York, NY 10016

Attention:        Gal Krubiner

                         Richmond Glasgow

Email:             *@pagaya-inv.com

                         *@pagaya.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention:        Jeffrey A. Brill

                         Maxim Mayer-Cesiano

                         B. Chase Wink

Email:             jeffrey.brill@skadden.com

                        maxim.mayercesiano@skadden.com

                        b.chase.wink@skadden.com

Goldfarb Seligman & Co.

98 Yigal Alon Street

Tel Aviv

6789141

Israel

Attention:        Aaron M. Lampert

                         Sharon Gazit

Email:             aaron.lampert@goldfarb.com

                         sharon.gazit@goldfarb.com

and

Maples and Calder (Cayman) LLP

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Attention:        Suzanne Correy

Email:             Suzanne.Correy@maples.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one (1) method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2. Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated, the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available,” “provided” or “delivered” mean that the subject documents or other materials were included in and available at the “Pagaya– Sponsor DD (Post LOI)” online datasite hosted by Finsight Group, Inc prior to the date of this Agreement. References to “$” or “dollar” shall be references to United States dollars and references to NIS means New Israeli Shekels. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day (or, if the applicable period is measured by reference to Israeli Business Days or U.S. Business Days, the next succeeding Israeli Business Day or U.S. Business Day). References to a particular statute or regulation including all rules and regulations promulgated thereunder and any amendment or successor to such statute or regulation. References to a Contract shall include any amendments thereto. All references to currency amounts in this Agreement shall mean United States dollars. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts and terms, as applicable), but taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19 and any relevant COVID-19 Measures.

11.3. Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions may be executed in multiple counterparts, all of which shall be considered one (1) and the same document and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

11.4. Entire Agreement; Third Party Beneficiaries. This Agreement, the Company Disclosure Letter, SPAC Disclosure Letter, the other Transaction Agreements (including the Confidentiality Agreement) and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.12, this Section 11.4 and Section 11.14 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Notwithstanding anything to the contrary contained herein, the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce this Section 11.4.

11.5. Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

11.6. Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one (1) remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties agree that each Party shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any Action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7. Governing Law. This Agreement and the consummation the Transactions, and any Action arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except that transactions contemplated by Section 2.6 shall be governed by and in accordance with the laws of the Cayman Islands to the extent required by Legal Requirements.

11.8. Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may only be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state and federal courts in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Legal Requirement or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.8. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.9. Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

11.10. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

11.11. Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

11.12. Amendment. This Agreement may be amended by the Parties at any time prior to the Closing by execution of an instrument in writing signed on behalf of each of the Parties. No modification, termination, rescission, discharge, or cancellation of this Agreement shall be effective unless in writing signed by the Party against whom it is sought to be enforced, or shall affect the right of any Party to enforce any claim or right hereunder, whether or not liquidated, where circumstances giving rise to such claim or right occurred prior to the date of such modification, termination, rescission, discharge, or cancellation.

11.13. Waiver. Except as otherwise expressly provided herein, no delay, failure or waiver by any Party to exercise any right or remedy under this Agreement and no partial or single exercise of any such right or remedy, will operate to limit, preclude, cancel, waive or otherwise affect such right or remedy, nor will any single or partial exercise of such right or remedy limit, preclude, impair or waive any further exercise of such right or remedy or the exercise of any other right or remedy. For purposes of this Agreement, no course of dealing among any or all of the parties shall operate as a waiver of the rights or remedies hereof. No provision hereof may be waived otherwise than by a written instrument signed by the Party or Parties so waiving such provision as contemplated herein

11.14. Non-Recourse.

(a) Except in the case of claims against a Person in respect of such Person’s Intentional Fraud:

(i) this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Company, SPAC and Merger Sub as named Parties; and

(ii) except to the extent a Party to this Agreement (and then only to the extent of the specific obligations undertaken by such Party), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of the Company, SPAC or Merger Sub shall have any liability (whether in Contract, tort, equity or otherwise) for any one (1) or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one (1) or more of the Company, SPAC or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

(b) Notwithstanding the foregoing, a Related Party may have (and this Section 11.14 shall no way amend, alter, limit or otherwise effect) obligations under any documents, agreements, or instruments delivered contemporaneously herewith if such Related Party is party to such document, agreement or instrument. Except to the extent otherwise set forth herein, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party.

11.15. Legal Representation. The Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Company) (all such parties, the “SPAC Counsel Waiving Parties”), that each of Simpson Thacher & Bartlett LLP and Herzog Fox & Neeman (collectively, “SPAC Counsel”) may represent the stockholders or holders of other equity interests of the SPAC Sponsor or any of its directors, members, partners, officers, employees or Affiliates (other than the Surviving Company) (collectively, the “SPAC Counsel WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its prior representation of the SPAC Sponsor, SPAC and its Subsidiaries, or other SPAC Counsel Waiving Parties. The Company, on behalf of itself and the SPAC Counsel Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to SPAC Counsel’s prior representation of the SPAC Sponsor, SPAC and its Subsidiaries, or other SPAC Counsel Waiving Parties. The Company, for itself and the SPAC Counsel Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the SPAC Sponsor, SPAC, or its Subsidiaries, or any other member of the SPAC Counsel WP Group, on the one hand, and SPAC Counsel, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction

Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Company notwithstanding the Merger, and instead survive, remain with and are controlled by the SPAC Counsel WP Group (the “SPAC Counsel Privileged Communications”), without any waiver thereof. The Company, together with any of its Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the SPAC Counsel Privileged Communications, whether located in the records or email server of the Surviving Company and its Subsidiaries, in any Action against or involving any of the Parties after the Closing, and the Company agrees not to assert that any privilege has been waived as to the SPAC Counsel Privileged Communications, by virtue of the Merger.

11.16. Company and SPAC Disclosure Letters. The Company Disclosure Letter and the SPAC Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. Any disclosure made by a Party in the Company Disclosure Letter, or SPAC Disclosure Letter, as applicable, or any section thereof, with reference to any section of Article IV or Article V of this Agreement or section of the Company Disclosure Letter, or SPAC Disclosure Letter, as applicable, shall be deemed to be a disclosure with respect to such other applicable sections of the Company Disclosure Letter or SPAC Disclosure Letter, as applicable, if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of the Company Disclosure Letter or SPAC Disclosure Letter, as applicable. Certain information set forth in the Company Disclosure Letter, or SPAC Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

PAGAYA TECHNOLOGIES LTD.

By:	/s/ Avi Zeevi
Name: Avi Zeevi Title: Chairman of the Board of Directors

By:	/s/ Gal Krubiner
Name: Gal Krubiner Title: Chief Executive Officer

RIGEL MERGER SUB INC.

By:	/s/ Gal Krubiner
Name: Gal Krubiner Title: Director

[Signature Page to Agreement and Plan of Merger]

EJF ACQUISITION CORP.

By:	/s/ Kevin Stein
Name: Kevin Stein Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Final Version

SPAC VOTING AGREEMENT

This SPAC Voting Agreement (this “Agreement”) is made as of September 15, 2021, by and between Wilson Boulevard LLC, a Delaware limited liability company (“Voting Party”), and Pagaya Technologies Ltd., a company organized under the laws of Israel (the “Company”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, EJF Acquisition Corp., a Cayman Islands exempted company (“SPAC”), the Company and Rigel Merger Sub Inc., a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), have entered into an Agreement and Plan of Merger (as the same may be amended or modified from time to time, the “Merger Agreement”) whereby the parties thereto intend to effect a business combination between SPAC, the Company and Merger Sub, pursuant to which, on the terms and subject to the conditions set forth therein, among other things, at the Effective Time (as defined therein), Merger Sub will merge with and into SPAC, with SPAC surviving as a direct, wholly-owned subsidiary of the Company (the “Merger”, and, along with all other transactions contemplated by the Transaction Agreements, including the Merger Agreement, collectively, the “Transactions”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. As used herein, the term “Voting Shares” shall mean, taken together, all securities of SPAC (a) beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, excluding shares underlying unexercised options or warrants, but including any shares acquired upon exercise of such options or warrants) (“Beneficially Owns”, “Beneficially Owned” or “Beneficial Ownership”) by Voting Party, including any and all securities of SPAC acquired and held in such capacity subsequent to the date hereof, or (b) which Voting Party has the right to vote (whether pursuant to an outstanding power of attorney or otherwise). Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement.

2. Representations and Warranties of Voting Party. Voting Party hereby represents and warrants to the Company with respect to Voting Party as follows:

a. Voting Shares. The Voting Shares held by Voting Party as of the date hereof are listed on Annex A hereto. Except as listed on Annex A, as of the date hereof, Voting Party does not have Beneficial Ownership of any other securities of SPAC.

b. Authority. Voting Party is a duly organized, validly existing and in good standing under the applicable law of the jurisdiction of its organization, and has all requisite power and authority to enter into this Agreement, to perform fully Voting Party’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized by all necessary action, executed and delivered by Voting Party. This Agreement constitutes a valid and binding obligation of Voting Party enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

c. No Consent. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Voting Party is required in connection with the execution, delivery and performance of this Agreement.

d. No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor Voting Party’s compliance with the terms hereof and performance of its obligations hereunder, will, directly or indirectly (i) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, Voting Party’s Governing Documents, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Voting Party or to Voting Party’s property or assets (including the Voting Shares) that would reasonably be expected to prevent or delay the consummation of the Transactions or that would reasonably be expected to prevent Voting Party from fulfilling its obligations under this Agreement or (ii) result in the creation or imposition of any Lien (other than Permitted Liens that would not reasonably be expected to materially impair or materially adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement, or that would reasonably be expected to prevent or delay the consummation of the Transactions) upon the Voting Shares.

e. Ownership of Shares. Except pursuant to the arrangements referred to in the following sentence, Voting Party (i) Beneficially Owns its Voting Shares free and clear of all Liens (other than Permitted Liens that would not reasonably be expected to materially impair or materially adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement, or that would reasonably be expected to prevent or delay the consummation of the Transactions) and (ii) has the sole power to vote or cause to be voted its Voting Shares. Except for this Agreement and, as applicable, SPAC’s Governing Documents, the Current Registration Rights Agreement or a Transaction Agreement or any agreement granting equity or equity-based compensation awards, (together, the “SPAC Affiliate Agreements”), Voting Party is not a party to any contract that provides for any options, warrants or other rights, agreements, arrangements or commitments of any character relating to the pledge, acquisition, disposition, transfer or voting of Voting Shares prior to the consummation of the Transactions and there are no voting trusts or voting agreements with respect to the Voting Shares. Voting Party does not Beneficially Own any Voting Shares or any options, warrants or other rights to acquire any additional Voting Shares or ordinary shares of the SPAC or any security exercisable for or convertible into Voting Shares or ordinary shares of the SPAC, other than as set forth on Annex A hereto.

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f. No Litigation. There is no Legal Proceeding pending against or, to the knowledge of Voting Party, threatened against, Voting Party that would reasonably be expected to materially impair or materially adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement, or that would reasonably be expected to prevent or delay the consummation of the Transactions.

g. Sophistication. Voting Party is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC to make an informed decision regarding this Agreement and the other transactions contemplated by the Transaction Agreements and has independently and based on such information as Voting Party has deemed appropriate, made its own analysis and decision to enter into this Agreement, without reliance upon SPAC or any of its Affiliates or any of the respective Representatives of the foregoing. Voting Party acknowledges that the agreements contained herein with respect to the Voting Shares Beneficially Owned by Voting Party are irrevocable.

3. Agreement to Vote Shares; Irrevocable Proxy; Further Assurances.

a. During the term of this Agreement, Voting Party shall, at any meeting (or in connection with any request for action by written consent) of the SPAC Shareholders at which the matters described in clauses (i) and (ii) below are considered and at every adjournment or postponement thereof, (x) appear at such meeting or otherwise cause the Voting Shares that Voting Party Beneficially Owns to be counted as present thereat for the purpose of establishing a quorum, (y) vote or cause to be voted the Voting Shares that Voting Party Beneficially Owns and (z) execute a written consent or consents if Voting Party is requested to vote its shares through the execution of an action by written consent, in each case to the extent such Voting Shares are entitled to vote thereon pursuant to SPAC’s Governing Documents: (i) in favor of (A) the SPAC Shareholder Matters, and (B) any other matter reasonably necessary to the consummation of the Transactions and considered and voted upon by SPAC Shareholders; and (ii) against (A) any proposal or offer from any Person (other than the Company or any of its Affiliates) concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving SPAC, (2) the issuance or acquisition of shares or other equity securities of SPAC, or (3) the sale, lease, exchange or other disposition of any significant portion of SPAC’s properties or assets; (B) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant or obligation of SPAC set forth in the Merger Agreement or any other Transaction Agreement, or in any representation or warranty of SPAC set forth in the Merger Agreement or any other Transaction Agreement becoming inaccurate; and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of SPAC’s conditions under the Merger Agreement or any other Transaction Agreement or change in any manner the voting rights of any class of shares of SPAC (including any amendments to the Governing Documents), except as contemplated by this Agreement.

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b. Voting Party hereby appoints Kevin Stein and Thomas Mayrhofer, and any designee of either of them, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Voting Shares in accordance with Section 3(a) hereof. This proxy and power of attorney is given to secure the performance of the duties of Voting Party under this Agreement. Voting Party shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Voting Party shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Voting Party with respect to the Voting Shares. The power of attorney granted by Voting Party herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Voting Party. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

c. From time to time, at the request of the Company, Voting Party shall take all such further actions, as may be necessary or appropriate to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement, and execute customary documents incident to the consummation of the Transactions.

4. No Voting Trusts or Other Arrangement. Voting Party agrees that, during the term of this Agreement, Voting Party will not, and will not permit any entity under Voting Party’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares except as contemplated in this Agreement. Voting Party hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares.

5. Certain Covenants of Voting Party; Transfer and Encumbrance. Voting Party agrees that, during the term of this Agreement, Voting Party will not, (a) directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, hedge, swap, convert, pledge, mortgage, gift, grant, forfeit or otherwise dispose of or encumber (“Transfer”) any of Voting Party’s Voting Shares or enter into any contract, option, put, call, derivative or other agreement with respect to, or consent to, a Transfer of any of Voting Party’s Voting Shares or Voting Party’s voting or economic interest therein, (b) publicly announce any intention to effect any transaction specified in clause (a), or (c) knowingly take any action that would make any representation or warranty of Voting Party contained herein untrue or inaccurate, or have the effect of preventing or disabling Voting Party from performing its obligations under this Agreement. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 5 shall be null and void. Notwithstanding the foregoing, this Section 5 shall not prohibit a Transfer of Voting Shares by Voting Party (i) to any Affiliate of Voting Party, or (ii) in compliance with Section 5 of the Letter Agreement, dated as of February 24, 2021, by and among SPAC, Voting Party and certain directors and officers of SPAC and their nominees; provided, however, that in each case, the applicable transferee enters into a written joinder to this Agreement in form and substance reasonably acceptable to the Company by which such applicable transferee agrees to be bound by this Agreement. Notwithstanding the foregoing, the pledge of Voting Shares by a Voting Party that creates a mere security interest in such Voting Shares pursuant to a bona fide loan or indebtedness transaction shall not constitute a Transfer within the meaning of this Agreement for so long as such Voting Party continues to exercise the exclusive power to vote or direct the voting of such Voting Shares by proxy, voting agreement or otherwise, over such pledged Voting Shares.

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6. No Hedging of Company Shares or Warrants. Voting Party agrees that, during the term of this Agreement, Voting Party will not, directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, hedge, swap, short, convert, pledge, mortgage, gift, grant, forfeit or otherwise dispose of or encumber any securities of the Company.

7. Appraisal and Dissenters’ Rights. Voting Party hereby (a) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Transactions that Voting Party may have by virtue of ownership of the Voting Shares, (b) waives, and agrees not to assert or perfect or otherwise demand performance of, any and all preemptive rights, rights of first refusal, co-sale rights or any other rights to acquire any equity security of SPAC or limit the ability of any other shareholder of SPAC to transfer its equity securities of SPAC and (c) agrees not to commence or participate in any claim, derivative or otherwise, against SPAC relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or any other Transaction Agreement or the consummation of the Transactions, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty or duty of care of the SPAC Board in connection with this Agreement, the Merger Agreement, any other Transaction Agreement or the Transactions.

8. Redemption Rights. Voting Party shall not (a) exercise any right to redeem any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof or (b) make any public statements with the intent to encourage any SPAC Shareholder to exercise any right to redeem any shares of SPAC Class A Shares.

9. Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Effective Time and (b) the date on which the Merger Agreement is terminated in accordance with its terms. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 9 shall relieve any party of liability for any willful breach of this Agreement occurring prior to termination and the provisions of Sections 11-14 shall survive any termination of this Agreement.

10. No Agreement as Director or Officer. Voting Party is signing this Agreement solely in its capacity as a SPAC Shareholder and/or as an existing proxy or attorney-in-fact with respect to any Voting Shares. Voting Party makes no agreement or understanding in this Agreement in Voting Party’s capacity (or in the capacity of any Affiliate, partner or employee of Voting Party) as a director or officer of SPAC or any of its Subsidiaries (if any Affiliate, partner or employee of Voting Party holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a Voting Party (or any Affiliate, partner or employee of Voting Party) in his, her or its capacity as a director or officer of SPAC, and no actions or omissions taken in Voting Party’s capacity (or in the capacity of any Affiliate, partner or employee of Voting Party) as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Voting Party (or any Affiliate, partner or employee of Voting Party) from exercising, in his or her capacity as a director or officer of SPAC, his or her fiduciary duties as an officer or director to SPAC or its Subsidiaries or taking any action that may be permitted by the Merger Agreement.

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11. Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties agree that each party shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties. Each party hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

12. Entire Agreement. This Agreement, the Merger Agreement and any other documents and instruments and agreements among the parties as contemplated by or referred to in the Merger Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date of delivery if delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email during normal business hours (and otherwise as of the immediately following Business Day)(provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Voting Party, to:

Wilson Boulevard LLC

2107 Wilson Boulevard, Suite 410

Arlington, Virginia 22201

Attention:     Kevin Stein

Email:           *@ejfcap.com

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with a copy to (which shall not constitute notice):

Simpson, Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

Attention:     Jonathan Corsico

Email:           jonathan.corsico@stblaw.com

and

Simpson, Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:     Mark Brod; Michael Wolfson

Email:           mbrod@stblaw.com; mwolfson@stblaw.com

and

Herzog Fox & Neeman

Herzog Tower, 6 Yitzhak Sadeh Street

Tel Aviv 6777506, Israel

Attention:     Ory Nacht, Adv.

Email:           nachto@herzoglaw.co.il

and

Walkers

190 Elgin Avenue

George Town, Grand Cayman

KY1-9001

Cayman Islands

Attention:     Andrew Barker

Email:           andrew.barker@walkersglobal.com

if to the Company, to:

Pagaya Technologies Ltd.

90 Park Ave

New York, NY 10016

Attention:     Gal Krubiner

                      Richmond Glasgow

Email:           *@pagaya-inv.com

                       *@pagaya.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention:     Jeffrey A. Brill

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                Maxim Mayer-Cesiano

                B. Chase Wink

Email:      jeffrey.brill@skadden.com

                maxim.mayercesiano@skadden.com

                b.chase.wink@skadden.com

Goldfarb Seligman & Co.

98 Yigal Alon Street

Tel Aviv

6789141

Israel

Attention: Aaron M. Lampert

                 Sharon Gazit

Email:       aaron.lampert@goldfarb.com

                 Sharon.gazit@goldfarb.com

and

Maples and Calder (Cayman) LLP

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attention:  Suzanne Correy

Email:       Suzanne.Correy@maples.com

14. Miscellaneous.

a. Governing Law; Jurisdiction; WAIVER OF TRIAL BY JURY. Section 11.7 and Section 11.8 of the Merger Agreement are incorporated herein by reference, mutatis mutandis; provided, however, that in addition to bringing suit in Delaware as contemplated by Section 11.8 of the Merger Agreement, the parties shall also be entitled to bring actions to enforce this Agreement in any court in the Cayman Islands, and the parties agree to the non-exclusive jurisdiction of such Cayman Islands courts.

b. Amendment. This Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties. No modification, termination, rescission, discharge, or cancellation of this Agreement shall be effective unless in writing signed by the party against whom it is sought to be enforced, or shall affect the right of any party to enforce any claim or right hereunder, whether or not liquidated, where circumstances giving rise to such claim or right occurred prior to the date of such modification, termination, rescission, discharge, or cancellation.

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c. Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

d. Counterparts; Electronic Delivery. This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties hereto need not sign the same counterpart. Delivery by electronic transmission to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

e. Titles and Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

f. Assignment. Other than Transfers permitted by a Voting Party pursuant to Section 5, and then only on the terms therein, no party hereto may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 14(f), this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

VOTING PARTY:

WILSON BOULEVARD LLC

By:
Name:
Title:

Address:

[Signature Page to SPAC Voting Agreement]

COMPANY:

PAYAGA TECHNOLOGIES LTD.

By:
Name:
Title:

[Signature Page to SPAC Voting Agreement]

ANNEX A

[***]

EXHIBIT B

Execution Version

COMPANY VOTING AGREEMENT

This Company Voting Agreement (this “Agreement”) is made as of September 15, 2021, by and among the undersigned shareholders (the “Voting Parties” and each a “Voting Party”) of Pagaya Technologies Ltd., a company organized under the laws of Israel (the “Company”), and EJF Acquisition Corp., a Cayman Islands exempted company (“SPAC”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, SPAC, the Company and Rigel Merger Sub Inc., a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), have entered into an Agreement and Plan of Merger (as the same may be amended or modified from time to time, the “Merger Agreement”) whereby the parties intend to effect a business combination between SPAC, the Company and Merger Sub, pursuant to which, on the terms and subject to the conditions set forth therein, among other things, at the Effective Time (as defined therein), Merger Sub will merge with and into SPAC, with SPAC surviving as a direct, wholly-owned subsidiary of the Company (the “Merger”, and, along with all other transactions contemplated by the Transaction Agreements, including the Merger Agreement, collectively, the “Transactions”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. As used herein, the term “Voting Shares” shall mean, taken together, all securities of the Company (a) beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, excluding shares underlying unexercised options or warrants, but including any shares acquired upon exercise of such options or warrants) (“Beneficially Owns”, “Beneficially Owned” or “Beneficial Ownership”) by any Voting Party, including any and all securities of the Company acquired and held in such capacity subsequent to the date hereof, or (b) which any Voting Party has the right to vote (whether pursuant to an outstanding power of attorney or otherwise). Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement.

2. Representations and Warranties of the Voting Parties. Each Voting Party on its own behalf hereby represents and warrants to SPAC, severally and not jointly, with respect to such Voting Party as follows:

a. Voting Shares. The Voting Shares held by such Voting Party as of the date hereof are listed on Annex A hereto. Except as listed on Annex A, as of the date hereof, such Voting Party does not have Beneficial Ownership of any other securities of the Company.

b. Authority. If Voting Party is a legal entity, it is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the applicable law of the jurisdiction of its organization, and Voting Party has all requisite power and authority to enter into this Agreement, to perform fully Voting Party’s obligations hereunder and to consummate the transactions contemplated hereby. If Voting Party is a natural person, Voting Party has the legal capacity to enter into this Agreement. If Voting

Party is a legal entity, this Agreement has been duly authorized by all necessary action, executed and delivered by Voting Party. This Agreement constitutes a valid and binding obligation of Voting Party enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

c. No Consent. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Voting Party is required in connection with the execution, delivery and performance of this Agreement. If Voting Party is a natural person, no consent of such Voting Party’s spouse or creditor is necessary under any “community property” or other laws for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If Voting Party is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

d. No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor Voting Party’s compliance with the terms hereof and performance of his, her or its obligations hereunder, will, directly or indirectly (i) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, Voting Party’s Governing Documents, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Voting Party or to Voting Party’s property or assets (including the Voting Shares) that would reasonably be expected to prevent or delay the consummation of the Transactions or that would reasonably be expected to prevent Voting Party from fulfilling its obligations under this Agreement or (ii) result in the creation or imposition of any Lien (other than Permitted Liens that would not reasonably be expected to materially impair or materially adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement, or that would reasonably be expected to prevent or delay the consummation of the Transactions) upon the Voting Shares.

e. Ownership of Shares. Except pursuant to the arrangements referred to in the following sentence, Voting Party (i) Beneficially Owns its Voting Shares free and clear of all Liens (other than Permitted Liens that would not reasonably be expected to materially impair or materially adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement, or that would reasonably be expected to prevent or delay the consummation of the Transactions) and (ii) has the sole power to vote or cause to be voted its Voting Shares. Except for this Agreement and, as applicable, the Company’s Governing Documents, the Registration Rights Agreement, dated as of March 17, 2021, by and among the Company and the investors party thereto, any Preferred Share Purchase Agreement entered into by the Company and the respective investors party thereto providing for the sale and issuance by the Company of any Company Preferred Shares, or any agreement granting equity or

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equity-based compensation awards, as well as the agreements set forth in Section 4.3(f) of the Company Disclosure Letter (together, the “Company Affiliate Agreements”), Voting Party is not a party to any contract that provides for any options, warrants or other rights, agreements, arrangements or commitments of any character relating to the pledge, acquisition, disposition, transfer or voting of Voting Shares prior to the consummation of the Transactions and there are no voting trusts or voting agreements with respect to the Voting Shares. Voting Party does not Beneficially Own any Voting Shares or any options, warrants or other rights to acquire any additional Voting Shares or ordinary shares of the Company or any security exercisable for or convertible into Voting Shares or ordinary shares of the Company, other than as set forth on Annex A hereto.

f. No Litigation. There is no Legal Proceeding pending against or, to the knowledge of Voting Party, threatened against, Voting Party that would reasonably be expected to materially impair or materially adversely affect the ability of Voting Party to perform Voting Party’s obligations hereunder or to consummate the transactions contemplated by this Agreement, or that would reasonably be expected to prevent or delay the consummation of the Transactions.

g. Sophistication. Voting Party is a sophisticated shareholder and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding this Agreement and the other transactions contemplated by the Transaction Agreements and has independently and based on such information as the Voting Party has deemed appropriate, made its own analysis and decision to enter into this Agreement, without reliance upon the Company or any of its Affiliates or any of the respective Representatives of the foregoing. Voting Party acknowledges that the agreements contained herein with respect to the Voting Shares Beneficially Owned by Voting Party are irrevocable.

3. Agreement to Vote Shares; Irrevocable Proxy; Further Assurances.

a. During the term of this Agreement, each Voting Party shall, at any meeting (or in connection with any request for action by written consent) of the equity holders of the Company at which the matters described in clauses (i) and (ii) below are considered and at every adjournment or postponement thereof, (x) appear at such meeting or otherwise cause the Voting Shares that such Voting Party Beneficially Owns to be counted as present thereat for the purpose of establishing a quorum, (y) vote or cause to be voted the Voting Shares that such Voting Party Beneficially Owns and (z) execute a written consent or consents if Voting Parties are requested to vote their shares through the execution of an action by written consent, in each case to the extent such Voting Shares are entitled to vote thereon pursuant to the Current Company Articles and the Israeli Companies Law, 5759-1999: (i) in favor of (A) the Company Shareholder Matters, and (B) any other matter reasonably necessary to the consummation of the Transactions and considered and voted upon by equity holders of the Company; and (ii) against (A) any proposal or offer from any Person (other than SPAC or any of its Affiliates) concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company, (2) the issuance or acquisition of shares or other equity securities of the Company, or (3) the sale, lease, exchange or other disposition of any

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significant portion of the Company’s properties or assets; (B) any action, proposal, transaction or agreement that could reasonably be expected to result in a breach of any covenant or obligation of the Company set forth in the Merger Agreement or any other Transaction Agreement, or in any representation or warranty of the Company set forth in the Merger Agreement or any other Transaction Agreement becoming inaccurate; and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of the Company’s conditions under the Merger Agreement or any other Transaction Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Governing Documents), except as contemplated by this Agreement.

b. Each Voting Party hereby appoints Gal Krubiner and Richmond Glasgow, and any designee of either of them, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Voting Shares in accordance with Section 3(a) hereof. This proxy and power of attorney is given to secure the performance of the duties of Voting Party under this Agreement. Each Voting Party shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Voting Party shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, including pursuant to Section 14(b) of the Israeli Agency Law, 5725-1965 (the “Israeli Agency Law”), and shall revoke any and all prior proxies granted by Voting Party with respect to the Voting Shares. Notwithstanding Section 14(a) of the Israeli Agency Law, the power of attorney granted by Voting Party herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Voting Party. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

c. From time to time, at the request of the Company, each Voting Party shall take all such further actions, as may be necessary or appropriate to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement, and execute customary documents incident to the consummation of the Transactions.

4. No Voting Trusts or Other Arrangement. Each Voting Party agrees that, during the term of this Agreement, such Voting Party will not, and will not permit any entity under Voting Party’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares except as contemplated in this Agreement. Each Voting Party hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares.

5. Certain Covenants of Voting Party; Transfer and Encumbrance. Each Voting Party agrees that, during the term of this Agreement, such Voting Party will not, (a) directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, hedge, swap, convert, pledge, mortgage, gift, grant, forfeit or otherwise dispose of or encumber (“Transfer”) any of such Voting Party’s Voting Shares or enter into any contract, option, put, call, derivative or other agreement with respect to, or consent to, a Transfer of any of such Voting Party’s Voting Shares or Voting

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Party’s voting or economic interest therein, (b) publicly announce any intention to effect any transaction specified in clause (a), or (c) knowingly take any action that would make any representation or warranty of such Voting Party contained herein untrue or inaccurate, or have the effect of preventing or disabling such Voting Party from performing its obligations under this Agreement. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 5 shall be null and void. Notwithstanding the foregoing, this Section 5 shall not prohibit a Transfer of Voting Shares by any Voting Party to (i) the Company’s officers and directors, any affiliate or family member of any of the Company’s officers or directors, (ii) an Affiliate of such Voting Party, (iii) in the case of an individual, as a gift to such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such person or to a charitable organization; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (v) in the case of an individual, to a spouse upon divorce, as required by settlement, order or decree, or as required by a domestic relations settlement, order or decree; or (vi) Gal Krubiner, Yahav Yulzari or Avital Pardo (collectively, the “Founders”) or to entities, directly or indirectly, wholly-owned by (or in the case of a trust solely for the benefit of) any of the Founders; provided, that such Transfer shall be permitted only if, as a precondition to such Transfer, the transferee enters into a written joinder to this Agreement with SPAC under which such transferee agrees, reasonably satisfactory in form and substance to SPAC, to be bound by all of the terms of this Agreement as a Voting Party hereunder. Notwithstanding the foregoing, the pledge of Voting Shares by a Voting Party that creates a mere security interest in such Voting Shares pursuant to a bona fide loan or indebtedness transaction shall not constitute a Transfer within the meaning of this Agreement for so long as such Voting Party continues to exercise the exclusive power to vote or direct the voting of such Voting Shares by proxy, voting agreement or otherwise, over such pledged Voting Shares.

6. No Hedging of SPAC Shares or Warrants. Each Voting Party agrees that, during the term of this Agreement, such Voting Party will not, directly or indirectly, transfer (including by operation of law), sell, offer, exchange, assign, hedge, swap, short, convert, pledge, mortgage, gift, grant, forfeit or otherwise dispose of or encumber any securities of SPAC.

7. Appraisal and Dissenters’ Rights. Each Voting Party hereby (a) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Transactions that Voting Party may have by virtue of ownership of the Voting Shares, (b) waives, and agrees not to assert or perfect or otherwise demand performance of, any and all preemptive rights, rights of first refusal, co-sale rights or any other rights to acquire any equity security of the Company or limit the ability of any other shareholder of the Company to transfer its equity securities of the Company and (c) agrees not to commence or participate in any claim, derivative or otherwise, against the Company relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or any other Transaction Agreement or the consummation of the Transactions, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty or duty of care of the Company Board in connection with this Agreement, the Merger Agreement, any other Transaction Agreement or the Transactions.

8. Exercise of Rights. Each Voting Party shall not exercise any registration rights or other rights (solely to the extent such right would prevent, impede or delay or be inconsistent with the Transactions) with respect to any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof, other than in compliance with this Agreement.

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9. Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Effective Time and (b) the date on which the Merger Agreement is terminated in accordance with its terms. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 9 shall relieve any party of liability for any willful breach of this Agreement occurring prior to termination and the provisions of Sections 11-14 shall survive any termination of this Agreement.

10. No Agreement as Director or Officer. Each Voting Party is signing this Agreement solely in its capacity as a shareholder of the Company and/or as an existing proxy or attorney-in-fact with respect to any Voting Shares. No Voting Party makes any agreement or understanding in this Agreement in such Voting Party’s capacity (or in the capacity of any Affiliate, partner or employee of Voting Party) as a director or officer of the Company or any of its Subsidiaries (if Voting Party or any Affiliate, partner or employee of Voting Party holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a Voting Party (or any Affiliate, partner or employee of Voting Party) in his, her or its capacity as a director or officer of the Company, and no actions or omissions taken in any Voting Party’s capacity (or in the capacity of any Affiliate, partner or employee of Voting Party) as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Voting Party (or any Affiliate, partner or employee of Voting Party) from exercising, in his, her or its capacity as a director or officer of the Company, his or her fiduciary duties as an officer or director to the Company or its Subsidiaries or taking any action that may be permitted by the Merger Agreement.

11. Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties agree that each party shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereto hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties. Each party hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

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12. Entire Agreement. This Agreement, the Merger Agreement and any other documents and instruments and agreements among the parties as contemplated by or referred to in the Merger Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date of delivery if delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email during normal business hours (and otherwise as of the immediately following Business Day)(provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC, prior to Closing, to:

EJF Acquisition Corp.

2107 Wilson Boulevard, Suite 410

Arlington, Virginia 22201

Attention:       Kevin Stein

Email:             *@ejfcap.com

with a copy to (which shall not constitute notice):

Simpson, Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

Attention:       Jonathan Corsico

Email:             jonathan.corsico@stblaw.com

and

Simpson, Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:       Mark Brod; Michael Wolfson

Email:             mbrod@stblaw.com; mwolfson@stblaw.com

and

Herzog Fox & Neeman

Herzog Tower, 6 Yitzhak Sadeh Street

Tel Aviv 6777506, Israel

Attention: Ory Nacht, Adv.

Email: nachto@herzoglaw.co.il

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and

Walkers

190 Elgin Avenue

George Town, Grand Cayman

KY1-9001

Cayman Islands

Attention:       Andrew Barker

Email:             andrew.barker@walkersglobal.com

if to a Voting Party, to such person’s address of record as set forth on Annex A hereto,

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention:	Jeffrey A. Brill

Maxim Mayer-Cesiano

B. Chase Wink

Email:	jeffrey.brill@skadden.com

maxim.mayercesiano@skadden.com

b.chase.wink@skadden.com

Goldfarb Seligman & Co.

98 Yigal Alon Street

Tel Aviv

6789141

Israel

Attention:	Aaron M. Lampert

Sharon Gazit

Email:	aaron.lampert@goldfarb.com

Sharon.gazit@goldfarb.com

and

Maples and Calder (Cayman) LLP

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attention:       Suzanne Correy

Email:             Suzanne.Correy@maples.com

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14. Miscellaneous.

a. Governing Law; Jurisdiction; WAIVER OF TRIAL BY JURY. Section 11.7 and Section 11.8 of the Merger Agreement are incorporated herein by reference, mutatis mutandis; provided, however, that in addition to bringing suit in Delaware as contemplated by Section 11.8 of the Merger Agreement, the parties shall also be entitled to bring actions to enforce this Agreement in any court in Israel, and the parties agree to the non-exclusive jurisdiction of such Israeli courts.

b. Amendment. This Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties. No modification, termination, rescission, discharge, or cancellation of this Agreement shall be effective unless in writing signed by the party against whom it is sought to be enforced, or shall affect the right of any party to enforce any claim or right hereunder, whether or not liquidated, where circumstances giving rise to such claim or right occurred prior to the date of such modification, termination, rescission, discharge, or cancellation.

c. Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

d. Counterparts; Electronic Delivery. This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties hereto need not sign the same counterpart. Delivery by electronic transmission to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

e. Titles and Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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f. Assignment. Other than Transfers permitted by a Voting Party pursuant to Section 5, and then only on the terms therein, no party hereto may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 14(f), this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SPAC:

EJF ACQUISITION CORP.

By:
Name: Kevin Stein
Title: Chief Executive Officer

[Signature Page to Company Voting Agreement]

VOTING PARTY:

By:
Name:
Title:

Address:

[Signature Page to Company Voting Agreement]

ANNEX A

[***]

EXHIBIT C

PAGAYA TECHNOLOGIES LTD.

2021 SHARE INCENTIVE PLAN

Section 1. Purpose of Plan.

The name of the Plan is the Pagaya Technologies Ltd. 2021 Share Incentive Plan (the “Plan”). The purposes of the Plan are to provide an additional incentive to selected Officers, Employees, Non-Employee Directors and Consultants of the Company or its Affiliates (as hereinafter defined) whose contributions are essential to the growth and success of the business of the Company and its Affiliates, in order to strengthen the commitment of such persons to the Company and its Affiliates, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of the Company and its Affiliates. To accomplish such purposes, the Plan provides that the Company may grant Options, Share Appreciation Rights, Restricted Share, Restricted Share Units, Share Bonuses, Other Share-Based Awards or any combination of the foregoing.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Administrator” means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

(b) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

(c) “Articles of Association” means the articles of association of the Company, as may be amended and/or restated from time to time.

(d) “Award” means any Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Share Bonus or Other Share-Based Award under the Plan.

(e) “Award Agreement” means any written agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan. Each Participant who is granted an Award shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion.

(f) “Base Price” has the meaning set forth in Section 8(b) hereof.

(g) “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(h) “Board” means the Board of Directors of the Company.

(i) “By-Laws” means the by-laws of the Company, as may be amended and/or restated from time to time.

(j) “Cause” has the meaning assigned to such term in the Award Agreement or in any individual employment, service or severance agreement with the Participant or, if any such agreement does not define “Cause,” Cause means (i) the commission of an act of fraud or dishonesty by the Participant in the course of the Participant’s employment or service; (ii) the indictment of, or conviction of, or entering of a plea of nolo contendere by, the Participant for a crime constituting a felony or in respect of any act of fraud or dishonesty; (iii) the commission of an act by the Participant which would make the Participant or the Company (including any of its Subsidiaries or Affiliates) subject to being enjoined, suspended, barred or otherwise disciplined for violation of federal or state securities laws, rules or regulations, including a statutory disqualification; (iv) gross negligence or willful misconduct in connection with the Participant’s performance of his or her duties in connection with the Participant’s employment by or service to the Company (including any Subsidiary or Affiliate for whom the Participant may be employed by or providing services to at the time) or the Participant’s failure to comply with any of the restrictive covenants to which the Participant is subject; (v) the Participant’s willful failure to comply with any material policies or procedures of the Company as in effect from time to time, provided that the Participant shall have been delivered a copy of such policies or notice that they have been posted on a Company website prior to such compliance failure; or (vi) the Participant’s failure to perform the material duties in connection with the Participant’s position, unless the Participant remedies the failure referenced in this clause (vi) no later than ten (10) days following delivery to the Participant of a written notice from the Company (including any of its Subsidiaries or Affiliates) describing such failure in reasonable detail (provided that the Participant shall not be given more than one opportunity in the aggregate to remedy failures described in this clause (vi)).

(k) “Change in Capitalization” means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event; (ii) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, Ordinary Share, or other property), share split, reverse share split, subdivision or consolidation; (iii) combination or exchange of shares; or (iv) other change in corporate structure, which, in any such case, the Administrator determines, in its sole discretion, affects the Ordinary Share such that an adjustment pursuant to Section 5 hereof is appropriate.

(l) “Change in Control” means, unless otherwise defined in an Award Agreement, an event set forth in any one of the following paragraphs shall have occurred:

(1) any Person (or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (I) of paragraph (2) below;

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(2) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (I) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, more than fifty percent (50%) of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a subsidiary, the ultimate parent thereof, or (II) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities;

(3) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof; or

(4) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended.

Notwithstanding the foregoing, for each Award that constitutes deferred compensation under Section 409A of the Code, and to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code.

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(m) “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(n) “Committee” means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board and to the provisions of applicable law, the Committee shall be composed entirely of individuals who meet the qualifications of (i) a “non-employee director” within the meaning of Rule 16b-3 and (ii) any other qualifications required by the applicable share exchange on which the Ordinary Shares is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Articles of Association or By-Laws, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee’s members.

(o) “Company” means Pagaya Technologies Ltd., an Israeli corporation (or any successor company, except as the term “Company” is used in the definition of “Change in Control” above).

(p) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Non-Employee Director and/or Employee, or payment of a fee for such service, shall not cause a Non-Employee Director or Employee to be considered a “Consultant” for purposes of the Plan.

(q) “Disability” has the meaning assigned to such term in the Award Agreement or in any individual employment, service or severance agreement with the Participant or, if any such agreement does not define “Disability,” Disability means, with respect to any Participant, that such Participant, as determined by the Administrator in its sole discretion, is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or an Affiliate thereof.

(r) “Effective Date” has the meaning set forth in Section 17 hereof.

(s) “Eligible Recipient” means an officer, Employee, Non-Employee Director, or Consultant who has been selected as an eligible participant by the Administrator; provided, however, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, an Eligible Recipient of an Option or a Share Appreciation Right means an officer, Employee, Non-Employee Director or Consultant with respect to whom the Company is an “eligible issuer of service recipient share” within the meaning of Section 409A of the Code.

(t) “Employee” means any person employed by the Company or an Affiliate.

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(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(v) “Exercise Price” means, with respect to any Option, the per share price at which a holder of such Option may purchase Ordinary Share issuable upon the exercise of such Option.

(w) “Fair Market Value” of Ordinary Share or another security as of a particular date shall mean the fair market value as determined by the Administrator in its sole discretion; provided, however, (i) if the Ordinary Share or other security is admitted to trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported on the day prior to such date, or if no shares were traded on such date, on the last preceding date for which there was a sale of an Ordinary Share or other security on such exchange, or (ii) if the Ordinary Share or other security is then traded in an over-the-counter market, the fair market value on any date shall be the average of the closing bid and asked prices for such Ordinary Share or other security in such over-the-counter market for the last preceding date on which there was a sale of such Ordinary Share or other security in such market.

(x) “Free Standing Right” has the meaning set forth in Section 8(a) hereof.

(y) “Good Reason” has the meaning assigned to such term in the Award Agreement or in any individual employment, service or severance agreement with the Participant; provided that if no such agreement exists or if such agreement does not define “Good Reason,” Good Reason and any provision of the Plan that refers to Good Reason shall not be applicable to such Participant.

(z) “ISO” means an Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(aa) “Non-Employee Directors” means a member of a Board who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a member of a Board (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(bb) “Nonqualified Stock Option” means an Option that is not designated as an ISO.

(cc) “Option” means an option to purchase Ordinary Share granted pursuant to Section 7 hereof. The term “Option” as used in the Plan includes the terms “Nonqualified Stock Option” and “ISO.”

(dd) “Ordinary Share” means an ordinary share, without par value per share, of the Company.

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(ee) “Other Share-Based Award” means an Award granted pursuant to Section 10 hereof.

(ff) “Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3 hereof, to receive grants of Awards, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be.

(gg) “Performance Goals” means performance goals based on criteria selected by the Administrator in its sole discretion, including, without limitation, one or more of the following criteria: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) share price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) share price or total shareholder return; (xv) cost targets, reductions and savings, productivity and efficiencies; (xvi) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation and information technology goals, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xvii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long-term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xviii) any combination of, or a specified increase in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or any Affiliate thereof, or a division or strategic business unit of the Company or any Affiliate thereof, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Administrator. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). The Administrator shall have the authority to make equitable adjustments to the Performance Goals as may be determined by the Administrator, in its sole discretion.

(hh) “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(ii) “Plan” has the meaning set forth in Section 1 hereof.

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(jj) “Related Right” has the meaning set forth in Section 8(a) hereof.

(kk) “Restricted Share” means Shares granted pursuant to Section 9 hereof subject to certain restrictions that lapse at the end of a specified period or periods.

(ll) “Restricted Share Unit” means the right, granted pursuant to Section 9 hereof, to receive Shares equal to the Fair Market Value of a Share subject to certain restrictions that lapse at the end of a specified period or periods.

(mm) “Rule 16b-3” has the meaning set forth in Section 3(a) hereof.

(nn) “Share Appreciation Right” means the right to receive, upon exercise of the right, the applicable amounts as described in Section 8 hereof.

(oo) “Share Bonus” means a bonus payable in fully vested Ordinary Shares granted pursuant to Section 11 hereof.

(pp) “Shares” means Ordinary Shares reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.

(qq) “Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

(rr) “Transfer” has the meaning set forth in Section 15 hereof.

Section 3. Administration.

(a) The Plan shall be administered by the Administrator and shall be administered in accordance with the requirements of applicable law and Rule 16b-3 under the Exchange Act (“Rule 16b-3”), to the extent applicable.

(b) Pursuant to the terms of the Plan and subject to the conditions and requirements under applicable law, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1) to select those Eligible Recipients who shall be Participants;

(2) to determine whether and to what extent Awards are to be granted hereunder to Participants;

(3) to determine the number of Shares to be covered by each Award granted hereunder;

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(4) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Restricted Share or Restricted Share Units and the conditions under which restrictions applicable to such Restricted Share or Restricted Share Units shall lapse, (ii) the Performance Goals and periods applicable to Awards, (iii) the Exercise Price of each Option and the Base Price of each Share Appreciation Right, (iv) the vesting schedule applicable to each Award, (v) the number of Shares or amount of cash or other property subject to each Award and (vi) subject to the requirements of Section 409A of the Code (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards);

(5) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards;

(6) to determine the Fair Market Value in accordance with the terms of the Plan;

(7) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s employment or service for purposes of Awards granted under the Plan;

(8) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(9) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws, which rules and regulations may be set forth in an appendix or appendices to the Plan; and

(10) to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all Persons, including the Company and the Participants. No member of the Board or the Committee, nor any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

(d) The Administrator may, in its sole discretion, delegate its authority, in whole or in part, under this Section 3 (including, but not limited to, its authority to grant Awards under the Plan, other than its authority to grant Awards under the Plan to any Participant who is subject to reporting under Section 16 of the Exchange Act) to one or more officers of the Company, subject to the requirements of applicable law or any stock exchange on which the Shares are traded.

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Section 4. Shares Reserved for Issuance; Certain Limitations

(a) The number of Ordinary Shares reserved for issuance under the Plan shall be [•]1 authorized but unissued shares (the “Share Reserve”) (subject to adjustment as provided Section 5); provided, however the Share Reserve will automatically increase on January 1st of each calendar year (each, an “Evergreen Date”), prior to the tenth (10th) anniversary of the Effective Date, in an amount equal to the lesser of (i) five (5) % of the total number of Ordinary Shares outstanding on December 31st of the calendar year immediately preceding the applicable Evergreen Date and (ii) a number of Ordinary Shares determined by the Board. No more than [•] Ordinary Shares reserved for issuance under the Plan pursuant to this Section 4(a) (subject to adjustment as provided in Section 5 hereof) may be granted under the Plan as ISOs.

(b) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any Shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of Shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan. Notwithstanding the foregoing, Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with the exercise of any Option or Share Appreciation Right under the Plan or the payment of any purchase price with respect to any other Award under the Plan, as well as any Shares exchanged by a Participant or withheld by the Company or any Subsidiary to satisfy the tax withholding obligations related to any Award under the Plan, shall not be available for subsequent Awards under the Plan, and notwithstanding that a Share Appreciation Right is settled by the delivery of a net number of Ordinary Shares, the full number of Ordinary Shares underlying such Share Appreciation Right shall not be available for subsequent Awards under the Plan. In addition, (i) to the extent an Award is denominated in Ordinary Shares, but paid or settled in cash, the number of Ordinary Shares with respect to which such payment or settlement is made shall again be available for grants of Awards pursuant to the Plan and (ii) Ordinary Shares underlying Awards that can only be settled in cash shall not be counted against the aggregate number of Ordinary Shares available for Awards under the Plan.

Section 5. Equitable Adjustments; Change in Control.

(a) In the event of any Change in Capitalization (including a Change in Control), an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (i) the aggregate number of Ordinary Shares reserved for issuance under the Plan, (ii) the kind and number of securities subject to, and the Exercise Price or Base Price of, any outstanding Options and Share Appreciation Rights

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Note to Draft: To be 10% of the total outstanding number of Ordinary Shares as of immediately after Closing, post-conversion and post-money, calculated on a fully-diluted basis including all equity awards, warrants and other convertible securities outstanding as of such time.

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granted under the Plan, (iii) the kind, number and purchase price of Ordinary Shares, or the amount of cash or amount or type of other property, subject to outstanding Restricted Share, Restricted Share Units, Share Bonuses and Other Share-Based Awards granted under the Plan or (iv) the Performance Goals and performance periods applicable to any Awards granted under the Plan; provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion.

(b) Without limiting the generality of the foregoing, in connection with a Change in Capitalization (including a Change in Control), the Administrator may provide, in its sole discretion, but subject in all events to the requirements of Section 409A of the Code as may be applicable, for the cancellation of any outstanding Award in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the Ordinary Shares, cash or other property covered by such Award, reduced by the aggregate Exercise Price or Base Price thereof, if any; provided, however, that if the Exercise Price or Base Price of any outstanding Award is equal to or greater than the Fair Market Value of the Ordinary Shares, cash or other property covered by such Award, the Administrator may cancel such Award without the payment of any consideration to the Participant.

(c) In connection with a Change in Control, the Administrator may provide or may set forth in an Award Agreement, in its sole discretion, that any outstanding Award shall become vested and exercisable in full or in part and any restrictions thereupon shall lapse, including in connection with a Participant’s termination of service with the Company and its Subsidiaries following a Change in Control; provided that the Administrator may determine to treat outstanding Awards differently and shall not be obligated to treat all Awards in the same manner.

(d) The determinations made by the Administrator or the Board, as applicable, pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from those individuals that qualify as Eligible Recipients.

Section 7. Options.

(a) General. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option, and whether the Option is intended to be an ISO or a Nonqualified Stock Option (and in the event the Award Agreement has no such designation, the Option shall be a Nonqualified Stock Option). The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement.

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(b) Exercise Price. The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but, except as provided in the applicable Award Agreement, in no event shall the exercise price of an Option which is intended to be an ISO or a Nonqualified Stock Option be less than one hundred percent (100%) of the Fair Market Value of the related Ordinary Shares on the date of grant.

(c) Option Term. The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement.

(d) Exercisability. Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of Performance Goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(e) Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of whole Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, and subject to compliance with applicable law, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise, referred to as “net exercise,” with a Fair Market Value up to or equal to (but not exceeding) the applicable aggregate Exercise Price with the remainder paid in cash or other form of payment permitted by the Award Agreement), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (iii) in any other form of consideration approved by the Administrator and permitted by applicable law or (iv) by any combination of the foregoing.

(f) ISOs. The terms and conditions of ISOs granted hereunder shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Administrator from time to time in accordance with the Plan. At the discretion of the Administrator, ISOs may be granted only to an employee of the Company, its “parent corporation” (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company.

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(i) ISO Grants to 10% Shareholders. Notwithstanding anything to the contrary in the Plan, if an ISO is granted to a Participant who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company, its “parent corporation” (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company, the term of the ISO shall not exceed five (5) years from the time of grant of such ISO and the Exercise Price shall be at least one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

(ii) $100,000 Per Year Limitation For ISOs. To the extent the aggregate Fair Market Value (determined on the date of grant) of the Shares for which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess ISOs shall be treated as Nonqualified Stock Options.

(iii) Disqualifying Dispositions. Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date the Participant makes a “disqualifying disposition” of any Share acquired pursuant to the exercise of such ISO. A “disqualifying disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date of grant of the ISO and (ii) one year after the date the Participant acquired the Shares by exercising the ISO. The Company may, if determined by the Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable Participant until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Shares.

(g) Rights as Shareholder. Except as provided in the applicable Award Agreement, a Participant shall have no rights to dividends, dividend equivalents or distributions or any other rights of a shareholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 14 hereof.

(h) Termination of Employment or Service. In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Options, such Options shall be exercisable at such time or times and subject to such terms and conditions as set forth in the Award Agreement.

(i) Other Change in Employment or Service Status. An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment status or service status of a Participant, in the discretion of the Administrator.

Section 8. Share Appreciation Rights.

(a) General. Share Appreciation Rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Share Appreciation Rights shall be made, the number of Shares to be awarded, the Base Price, and all other conditions of Share Appreciation Rights. Notwithstanding the

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foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates. The provisions of Share Appreciation Rights need not be the same with respect to each Participant. Share Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) Base Price. Except as provided in the applicable Award Agreement, each Share Appreciation Right shall be granted with a base price that is not less than one hundred percent (100%) of the Fair Market Value of the related Ordinary Shares on the date of grant (such amount, the “Base Price”).

(c) Rights as Shareholder. Except as provided in the applicable Award Agreement, a Participant shall have no rights to dividends, dividend equivalents or distributions or any other rights of a shareholder with respect to the Shares, if any, subject to a Share Appreciation Right until the Participant has given written notice of the exercise thereof and has satisfied the requirements of Section 14 hereof.

(d) Exercisability.

(1) Share Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2) Share Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 hereof and this Section 8.

(e) Consideration Upon Exercise.

(1) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value of an Ordinary Share as of the date of exercise over the Base Price per share specified in the Free Standing Right, multiplied by (ii) the number of Shares in respect of which the Free Standing Right is being exercised.

(2) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value of an Ordinary Share as of the date of exercise over the Exercise Price specified in the related Option, multiplied by (ii) the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(3) Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Share Appreciation Right in cash (or in any combination of Shares and cash), to the extent set forth in the Award Agreement.

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(f) Termination of Employment or Service.

(1) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the Award Agreement.

(2) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(g) Term.

(1) The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2) The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(h) Other Change in Employment or Service Status. Share Appreciation Rights shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment status or service status of a Participant, in the discretion of the Administrator.

Section 9. Restricted Share and Restricted Share Units.

(a) General. Restricted Share and Restricted Share Units may be issued under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Share or Restricted Share Units shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Share or Restricted Share Units; the period of time prior to which Restricted Share or Restricted Share Units become vested and free of restrictions on Transfer (the “Restricted Period”); the Performance Goals (if any); and all other conditions of the Restricted Share and Restricted Share Units. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Share or Restricted Share Units, in accordance with the terms of the grant. The provisions of Restricted Share or Restricted Share Units need not be the same with respect to each Participant.

(b) Awards and Certificates.

(1) Except as otherwise provided in Section 9(b)(3) hereof, (i) each Participant who is granted an Award of Restricted Share may, in the Company’s sole discretion, be issued a Share certificate in respect of such Restricted Share; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend

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referring to the terms, conditions, and restrictions applicable to any such Award. The Company may require that the Share certificates, if any, evidencing Restricted Share granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Share, the Participant shall have delivered a Share transfer form, endorsed in blank, relating to the Shares covered by such award. Certificates for shares of unrestricted Ordinary Shares may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Share.

(2) With respect to an Award of Restricted Share Units to be settled in Shares, at the expiration of the Restricted Period, share certificates in respect of the Ordinary Shares underlying such Restricted Share Units may, in the Company’s sole discretion, be delivered to the Participant, or his or her legal representative, in a number equal to the number of Ordinary Shares underlying the Award of Restricted Share Units.

(3) Notwithstanding anything in the Plan to the contrary, any Restricted Share or Restricted Share Units to be settled in Shares (at the expiration of the Restricted Period) may, in the Company’s sole discretion, be issued in uncertificated form.

(4) Further, notwithstanding anything in the Plan to the contrary, with respect to Restricted Share Units, at the expiration of the Restricted Period, Shares (either in certificated or uncertificated form) or cash, as applicable, shall promptly be issued to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code, and such issuance or payment shall in any event be made no later than March 15th of the calendar year following the year of vesting or within such other period as is required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code.

(c) Restrictions and Conditions. The Restricted Share and Restricted Share Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Section 409A of the Code where applicable, thereafter:

(1) The Award Agreement may provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as set forth in the Award Agreement, including, but not limited to, the attainment of certain performance related goals, the Participant’s termination of employment or service with the Company or any Affiliate thereof, or the Participant’s death or Disability.

(2) Except as provided in the applicable Award Agreement, the Participant shall generally have the rights of a shareholder of the Company with respect to shares of Restricted Share during the Restricted Period, including the right to vote such shares and to receive any dividends declared with respect to such shares; provided, however, that except as provided in the applicable Award Agreement, any dividends declared during the Restricted Period with respect to such shares shall only become payable if (and to the extent) the underlying Restricted Shares vest. Except as provided in the applicable Award Agreement, the Participant

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shall generally not have the rights of a shareholder with respect to Ordinary Shares subject to Restricted Share Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to any dividends declared during the Restricted Period with respect to the number of Ordinary Shares covered by Restricted Share Units may, to the extent set forth in an Award Agreement, be provided to the Participant at the time (and to the extent) that Ordinary Shares in respect of the related Restricted Share Units are delivered to the Participant.

(d) Termination of Employment or Service. The rights of Participants granted Restricted Share or Restricted Share Units upon termination of employment or service with the Company and all Affiliates thereof for any reason during the Restricted Period shall be set forth in the Award Agreement.

(e) Form of Settlement. The Administrator reserves the right in its sole discretion to provide (either at or after the grant thereof) that any Restricted Share Unit represents the right to receive the amount of cash per unit that is determined by the Administrator in connection with the Award, to the extent set forth in the Award Agreement.

Section 10. Other Share-Based Awards.

Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Ordinary Shares, including but not limited to dividend equivalents, may be granted either alone or in addition to other Awards (other than in connection with Options or Share Appreciation Rights) under the Plan. Any dividend or dividend equivalent awarded hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Awards and shall only become payable if (and to the extent) the underlying Awards vest. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the individuals to whom and the time or times at which such Other Share-Based Awards shall be granted, the number of Ordinary Shares to be granted pursuant to such Other Share-Based Awards, or the manner in which such Other Share-Based Awards shall be settled (e.g., in Ordinary Shares, cash or other property), or the conditions to the vesting and/or payment or settlement of such Other Share-Based Awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such Other Share-Based Awards.

Section 11. Share Bonuses.

In the event that the Administrator grants a Share Bonus, the Shares constituting such Share Bonus shall, as determined by the Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Share Bonus is payable.

Section 12. Amendment and Termination.

The Board may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would adversely affect the rights of a Participant under any Award theretofore granted without such Participant’s consent. Unless the Board determines otherwise, the Board shall obtain approval of the Company’s shareholders for any amendment to

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the Plan that would require such approval in order to satisfy any rules of the stock exchange on which the Ordinary Share is traded or other applicable law. The Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Section 5 hereof and the immediately preceding sentence, no such amendment shall adversely affect the rights of any Participant without his or her consent.

Section 13. Unfunded Status of Plan.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 14. Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Company regarding payment of, an amount in respect of such taxes up to the maximum statutory rates in the Participant’s applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto as determined by the Company. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations as determined by the Company; provided that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from such delivery Shares or other property, as applicable, or (ii) by delivering already owned unrestricted Ordinary Shares, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations as determined by the Company. Such already owned and unrestricted Ordinary Shares shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Award as determined by the Company.

Section 15. Transfer of Awards.

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do

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any of the foregoing (each, a “Transfer”) by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator or except for estate planning purposes, subject to the Participant’s and/or the transferee’s execution of any additional documentation reasonably required by the Company. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any Person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of any Ordinary Share or other property underlying such Award. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option or Share Appreciation Right may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant’s guardian or legal representative.

Section 16. Continued Employment or Service.

Neither the adoption of the Plan nor the grant of an Award hereunder shall confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 17. Effective Date.

The Plan was adopted by the Board on [•], 2021, was approved by its shareholders as of [•], 2021 and became effective on [•], 2021 (“Effective Date”).

Section 18. Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth (10th) anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

Section 19. Securities Matters and Regulations.

(a) Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Ordinary Shares with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing Ordinary Shares pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

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(b) Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Ordinary Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Ordinary Shares, no such Award shall be granted or payment made or Ordinary Share issued, in whole or in part, unless such listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c) In the event that the disposition of Ordinary Share acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Ordinary Share shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a Participant receiving Ordinary Share pursuant to the Plan, as a condition precedent to receipt of such Ordinary Share, to represent to the Company in writing that the Ordinary Share acquired by such Participant is acquired for investment only and not with a view to distribution.

Section 20. Notification of Election Under Section 83(b) of the Code.

If any Participant shall, in connection with the acquisition Ordinary Share under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days after filing notice of the election with the Internal Revenue Service.

Section 21. No Fractional Shares.

No fractional Ordinary Shares shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 22. Beneficiary.

A Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant’s estate shall be deemed to be the Participant’s beneficiary.

Section 23. Paperless Administration.

In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

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Section 24. Severability.

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

Section 25. Clawback.

(a) Each Award granted under the Plan shall be subject to any applicable recoupment policy maintained by the Company or any of its Affiliates as in effect from time to time.

(b) Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

Section 26. Section 409A of the Code.

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or upon the Participant’s death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

Section 27. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of Delaware, without giving effect to the principles of conflicts of law of such state.

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Section 28. Titles and Headings.

The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

Section 29. Successors.

The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

Section 30. Relationship to other Benefits.

No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

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EXHIBIT D

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) dated as of the [•], 2021, by and among Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), SPAC (as defined below), the majority-in-interest of the Existing Company Holders (as defined below), and the securityholders hereto who have executed a signature page or Joinder Agreement (as defined below) to this Agreement (together with the Existing Company Holders, the “Shareholders”).

WITNESSETH:

WHEREAS, Wilson Boulevard LLC, a Delaware limited liability company (the “Sponsor”), and EJF Acquisition Corp., a Cayman Islands exempted company (“SPAC”), are parties to that certain Registration and Shareholder Rights Agreement, dated as of February 24, 2021, as amended (the “Previous Sponsor Agreement”);

WHEREAS, the Company and the Existing Company Holders are parties to that certain Registration Rights Agreement, dated as of March 17, 2021 (the “Previous Company Agreement”);

WHEREAS, certain investors (such investors, collectively, the “PIPE Investors”) have agreed to purchase Ordinary Shares (as defined below) (the “PIPE Shares”) in a transaction exempt from registration under the Securities Act (as defined below) and have certain registration rights pursuant to the respective subscription agreements, each dated as of September 15, 2021, entered into by and between the Company and each of the PIPE Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 3.6 of the Previous Company Agreement, any term thereof may be amended with the written consent of the Company and the holders of at least a majority of the Registrable Securities (as defined therein) then outstanding;

WHEREAS, pursuant to Section 6.8 of the Previous Sponsor Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of SPAC and the Sponsor; and

WHEREAS, in connection with the consummation of the transactions (the “Business Combination”) contemplated by the Agreement and Plan of Merger, dated as of September 15, 2021 by and among the Company, Rigel Merger Sub Inc., a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company, and SPAC (the “Merger Agreement”), (x) each of SPAC and the Sponsor desires to amend and restate the Previous Sponsor Agreement, (y) each of the Company and a majority-in-interest of the Existing Company Holders desires to amend and restate the Previous Company Agreement and (z) each of the applicable parties hereto desire that, effective upon the Closing, the Company shall grant the Shareholders certain registration rights with respect to certain securities of the Company and the Shareholders shall be subject to the restrictions, each as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions. As used herein, the following terms have the following meanings:

1.1 “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

1.2 “Agreement” shall have the meaning given in the preamble.

1.3 “Block Trade” shall have the meaning given in Section 2.4.1.

1.4 “Board” shall mean the Board of Directors of the Company.

1.5 “Business Combination” shall have the meaning given in the recitals.

1.6 “Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York or Tel-Aviv, Israel are authorized or required by applicable law to close.

1.7 “Closing” means the closing of the Business Combination.

1.8 “Closing Date” means the date of the Closing.

1.9 “Demanding Holder” means any of the Sponsor or one or more Existing Company Holders holding at least a majority-in-interest of Registerable Securities held by Existing Company Holders.

1.10 “Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

1.11 “Ordinary Shares” means, following the Closing Date, the Class A Ordinary Shares, no par value, of the Company.

1.12 “Company” shall have the meaning given in the preamble.

1.13 “Exchange Act” means the Securities Exchange Act of 1934, as it may be amended from time to time.

1.14 “Existing Company Holder” means any Holder (as defined in the Previous Company Agreement).

1.15 “Form F-1 Shelf” shall have the meaning given in Section 2.1.

1.16 “Form F-3 Shelf” shall have the meaning given in Section 2.1.

1.17 “Governmental Entity” means, with respect to the United States, Israel, Cayman Islands or any other foreign or supranational entity: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality or tribunal, or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

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1.18 “Holder” means any Shareholder that is party to this Agreement (including any Existing Company Holder) or listed on a Schedule to this Agreement and holds outstanding Registrable Securities.

1.19 “Holder Information” shall have the meaning given in Section 4.2.

1.20 “Insider Letter” means that certain letter agreement, dated as of February 24, 2021, among SPAC, the Sponsor and the Insiders (as such term is defined therein).

1.21 “Joinder Agreement” means a joinder agreement, in substantially the form attached hereto as Exhibit A.

1.22 “Legal Proceeding” means any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

1.23 “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

1.24 “Maximum Number of Securities” shall have the meaning given in Section 2.3.2.

1.25 “Merger Agreement” shall have the meaning given in the recitals.

1.26 “Minimum Takedown Threshold” shall have the meaning given in Section 2.3.1.

1.27 “Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

1.28 “Permitted Transferees” shall have the meaning given in Section 5.5.2.

1.29 “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

1.30 “Piggyback Registration” shall have the meaning given in Section 2.3.4.

1.31 “PIPE Investors” shall have the meaning given in the recitals.

1.32 “PIPE Shares” shall have the meaning given in the recitals.

1.33 “Previous Sponsor Agreement” shall have the meaning given in the recitals.

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1.34 “Previous Company Agreement” shall have the meaning given in the recitals.

1.35 “Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

1.36 “Registrable Securities” means the Ordinary Shares owned by any Holder immediately following the Closing, including any Ordinary Shares issuable upon the exercise of warrants, and any other equity security of the Company issued or issuable with respect to any such Ordinary Shares by way of a share dividend or share split or in connection with a combination of share, acquisition, recapitalization, consolidation, reorganization, share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided that as to any particular Registrable Security, such securities shall cease to be Registrable Securities on the earlier to occur of (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been Transferred in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise Transferred, (ii) new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further Transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require Registration; (C) such securities shall have ceased to be outstanding; (D) such securities are freely saleable without Registration by the Holder thereof pursuant to Rule 144, as promulgated under the Securities Act (without the need for any manner of sale requirement or volume limitation and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable)); or (E) such securities are sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

1.37 “Registration” shall mean a registration, including any related Underwritten Offering, effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

1.38 “Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including the following:

1.38.1 all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Ordinary Shares are then listed;

1.38.2 fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters, if any, in connection with blue sky qualifications of Registrable Securities);

1.38.3 printing, messenger, telephone and delivery expenses;

1.38.4 reasonable fees and disbursements of counsel for the Company;

1.38.5 reasonable fees and disbursements of one (1) counsel for the Demanding Holders, not to exceed $120,000; and

1.38.6 reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration.

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1.39 “Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

1.40 “Requesting Holders” shall have the meaning given in Section 2.3.2.

1.41 “SEC” means the Securities and Exchange Commission.

1.42 “Securities Act” means the Securities Act of 1933, as amended.

1.43 “Shareholders” shall have the meaning given in the preamble.

1.44 “Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

1.45 “Shelf Registration” shall mean a Registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

1.46 “Shelf Underwriting” shall have the meaning given in Section 2.3.

1.47 “SPAC” shall have the meaning given in the recitals.

1.48 “Sponsor” shall have the meaning given in the recitals.

1.49 “Subscription Agreement” shall have the meaning given in the recitals.

1.50 “Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.2.

1.51 “Transfer” shall mean, directly or indirectly, the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or (y).

1.52 “Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

1.53 “Underwriting Request” shall have the meaning given in Section 2.3.

1.54 “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

1.55 “Withdrawal Notice” shall have the meaning given in Section 2.3.3.

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2. Registration. The following provisions govern the Registration of the Company’s securities:

2.1 Filing. Within thirty (30) calendar days following the Closing Date, the Company shall submit to or file with the SEC a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”), if the Company is then eligible to use a Form F-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as reasonably practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the SEC notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, the majority-in-interest of the Holders named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form F-3 Shelf as soon as reasonably practicable after the Company is eligible to use Form F-3. The Company’s obligation under this Section 2.1, shall be subject to Section 3.5. References to Form F-1 and F-3 herein (or any successors thereto) shall include references to Form S-1 and S-3 (or any successors thereto) if the Company ceases to be eligible to use Form F-1 or Form F-3.

2.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, a majority-in-interest of the Holders named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.2, shall be subject to Section 3.5.

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2.3 Request for Underwritten Offering.

2.3.1 Shelf Underwriting. Subject to Section 3.5.1, when an effective Shelf is on file with the SEC, any Demanding Holder may from time to time request in writing to sell all or any part of its Registrable Securities pursuant to an Underwritten Offering pursuant to the Registration Statement, which written request shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof; provided that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $75 million (the “Minimum Takedown Threshold”), net of all underwriting discounts and commissions. The Demanding Holder shall make such election by delivering to the Company a written request (an “Underwriting Request”) for such Underwritten Offering specifying the number of its Registrable Securities that the Demanding Holder desires to sell pursuant to such Underwritten Offering (the “Shelf Underwriting”). The Demanding Holder or the majority-in-interest of the Demanding Holders shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable internationally recognized investment banks). The Demanding Holders may demand an aggregate of not more than eight (8) Shelf Underwritings pursuant to this Agreement (of which the Sponsor may demand not more than four (4)), and the Company is not obligated to effect (x) more than four (4) Shelf Underwritings per year (provided, that, the Sponsor may demand not more than two (2) Shelf Underwritings per year) or (y) a Shelf Underwriting within sixty (60) days after the closing of a prior Shelf Underwriting. The Company shall use its reasonable best efforts to effect such Shelf Underwriting, including the filing of any Prospectus supplement or any post-effective amendments and otherwise taking any action necessary to include therein all disclosure and language deemed necessary or advisable by the Demanding Holder to effect such Shelf Underwriting.

2.3.2 Reduction of Shelf Underwriting. If the managing Underwriter or Underwriters in a Shelf Underwriting, in good faith, advises the Company, the Demanding Holders and, if any, the Holders requesting piggy back rights pursuant to this Agreement with respect to such Shelf Underwriting (the “Requesting Holders”) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell and all other Ordinary Shares or other equity securities, if any, that have been requested to be sold in the Shelf Underwriting pursuant to separate written contractual piggy-back registration rights held by any other Shareholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Shelf Underwriting without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in the Shelf Underwriting, before including any Ordinary Shares or other equity securities proposed to be sold by the Company or by other holders of Ordinary Shares or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Shelf Underwriting and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Shelf Underwriting), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Shelf Underwriting and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Shelf Underwriting) that can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), any other equity securities requested to be sold in the Shelf Underwriting (pro rata based on the respective number of equity securities requested to be included in such Shelf Underwriting).

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2.3.3 Withdrawal. Prior to the filing of the applicable “red herring” Prospectus or Prospectus supplement used for marketing the Shelf Underwriting, the majority-in-interest of the Demanding Holders shall have the right to withdraw from the Shelf Underwriting for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from the Shelf Underwriting; provided that the Sponsor or one or more Existing Company Holders may elect to have the Company continue a Shelf Underwriting if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Shelf Underwriting by such Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, the demand for the Shelf Underwriting shall constitute a demand for the Shelf Underwriting by the Demanding Holder for purposes of Section 2.3.1, unless the Demanding Holder reimburses the Company for all Registration Expenses with respect to the Shelf Underwriting (or, if there are any other Shareholders participating in the Shelf Underwriting, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that the Demanding Holder has requested be included in the Shelf Underwriting); provided that, if the Sponsor or one or more Existing Company Holders elects to continue a Shelf Underwriting pursuant to the proviso in the immediately preceding sentence, such Shelf Underwriting shall instead count as a Shelf Underwriting demanded by the Sponsor or such Existing Company Holder, as applicable, for purposes of Section 2.3.1. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Underwriting. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Shelf Underwriting prior to its withdrawal under this Section 2.3.3.

2.3.4 Piggyback Rights. If any Holder proposes to conduct a Shelf Underwriting pursuant to Section 2.3.1 then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, which notice shall (a) describe the amount and type of securities to be included in such Underwritten Offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters in such offering, and (b) offer to all of the Holders of Registrable Securities the opportunity to include in such offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.3.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.3.4 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Shelf Underwriting. For avoidance of doubt, this Section 2.3.4 shall not apply to a Block Trade or Other Coordinated Offering.

2.3.5 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) a Holder in excess of five percent (5%) of the outstanding Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Underwriters, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the

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date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Section 2, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if any Demanding Holder wishes to engage in (i) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (ii) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price, either individually or together with other Demanding Holders, reasonably expected to exceed $30 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority-in-interest of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.3.4 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade, or Other Coordinated Offering or Demanding Holders representing a majority-in-interest of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering, shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Demanding Holder in the aggregate may demand no more than four (4) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.3.1 hereof.

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3. Company Procedures

3.1 General Procedures. In connection with any Shelf and/or Underwritten Offering, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as soon as reasonably practicable:

3.1.1 prepare and file with the SEC as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 at least two (2) Business Days prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, if any, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that in no event shall the Company be required to delay or postpone the filing of such Registration Statement or Prospectus as a result of or in connection with such Holders’ review;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, registrar and a CUSIP number for all such Registrable Securities no later than the effective date of such Registration Statement;

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3.1.7 advise each seller of such Registrable Securities, within five (5) Business Days after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any Legal Proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 notify the Holders, within five (5) Business Days, at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5;

3.1.9 in the event of an Underwritten Offering, in each of the following cases to the extent customary for a transaction of its type, permit the Sponsor, the Underwriters or other financial institutions facilitating such Underwritten Offering, if any, and any attorney, consultant or accountant retained by the Sponsor or Underwriters to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Underwritten Offering; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10 in the event of an Underwritten Offering, permit the Sponsor to rely on any “cold comfort” letter from the Company’s independent registered public accountants provided to the managing Underwriter of such offering;

3.1.11 in the event of an Underwritten Offering, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of the Underwritten Offering, addressed to the Underwriters, if any, covering such legal matters with respect to the Underwritten Offering in respect of which such opinion is being given as the Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.12 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.13 in the event of any Underwritten Offering, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.14 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

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3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable and documented fees and expenses of any legal counsel representing the Holders (as well as of any attorney, consultants or consultant retained by the Holders under Section 3.1.9 or otherwise).

3.3 Share Distributions. In connection with any Shelf, if the Company shall receive a request from a Holder of Registrable Securities included therein to effectuate a pro rata in-kind distribution or other similar Transfer for no consideration of such Registrable Securities pursuant to such Registration to its members, partners or shareholders, as the case may be, then the Company shall deliver or cause to be delivered to the transfer agent and registrar for the Registrable Securities an opinion of counsel to the Company reasonably acceptable to such transfer agent and registrar that any legend referring to the Securities Act may be removed upon such distribution or other Transfer of such Registrable Securities pursuant to such Registration; provided that the distributee or transferee of such Registrable Securities is not and has not been for the preceding ninety (90) calendar days an affiliate of the Company (as defined in Rule 405 promulgated under the Securities Act). The Company’s obligations hereunder are conditioned upon the receipt of a representation letter reasonably acceptable to the Company from such Holder regarding such proposed pro rata in-kind distribution or other similar Transfer for no consideration of such Registrable Securities.

3.4 Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. Notwithstanding anything in this Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.4 shall not affect the Registration of the other Registrable Securities to be included in such Registration.

3.5 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.5.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.5.2 Subject to Section 3.5.3, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, upon the advice of external legal counsel, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.5.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

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3.5.3 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.5.2 shall be exercised by the Company, in the aggregate, for not more than three (3) occasions, for not more than ninety (90) consecutive calendar days or for not more than one hundred and twenty (120) total calendar days, in each case, during any twelve (12)-month period.

3.6 Reporting Obligations. As long as any Registrable Securities remain outstanding, the Company, at all times while it shall be a reporting company under the Exchange Act, shall use reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.6. The Company further covenants that it shall use reasonable efforts to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without Registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect).

4. Indemnification and Contribution

4.1 The Company agrees to indemnify, to the extent permitted by law, each participating Holder, its directors, officers, partners, managers, members, investment advisors, employees, shareholders and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information so furnished in writing to the Company or on behalf of such Holder expressly for use therein or such Holder has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 4.1 shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and out of pocket expenses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any losses, claims, damages, liabilities and out of pocket expenses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of such Holder to deliver or cause to be delivered a Prospectus made available by the Company in a timely manner, (B) as a result of offers or sales effected by or on behalf of any Person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (C) in connection with any offers or sales effected by or on behalf of a Holder in violation of Section 3.5.1 hereof.

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4.2 In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint, among such Holders, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such indemnification obligation.

4.3 Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) outside counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such Legal Proceeding.

4.4 The indemnification provided for under this Section 4 shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the Transfer of Registrable Securities.

4.5 If the indemnification provided under this Section 4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Holder shall be limited to the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such indemnification

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obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 4.1, Section 4.2 and Section 4.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any Legal Proceeding. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any Person who was not guilty of such fraudulent misrepresentation.

5. Miscellaneous.

5.1 Confidentiality. Each Shareholder and the Company agree that any information obtained pursuant to this Agreement (including any information about any proposed Registration or offering pursuant to Section 2) will not be disclosed or used for any purpose other than the exercise of rights under this Agreement provided that any such information may be disclosed on a confidential basis to its directors, officers, employees, representatives and legal counsel or as required by law.

5.2 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

5.3 Governing Law. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.4 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.5 Successors and Assigns; Assignment.

5.5.1 Except as otherwise expressly set forth in this Agreement, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

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5.5.2 None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or Transferred without the prior consent in writing of each party to this Agreement, with the exception of assignments and transfers from a Shareholder to any other Person which controls, is controlled by, or is under common control with, such Shareholder, and as to any Shareholder which is an entity, assignments and transfers to its direct or indirect partners, members or equity holders, any affiliate (as defined in Rule 405 promulgated under the Securities Act), or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates (for the avoidance of doubt, a managed account managed by the same investment manager of any member of either Sponsor shall be deemed an affiliate of such member) or to the extent not already permitted pursuant to the foregoing, to any Person described in clauses 2(a) through 2(f), 2(h) or 2(k) of Section 3(d) of the Insider Letter (collectively “Permitted Transferees”).

5.5.3 Notwithstanding anything in this Section 5.5, (a) any Permitted Transferee shall, in connection with their assignment or transfer of Ordinary Shares, execute a Joinder Agreement to be entered into between the Company and such Permitted Transferee at the time of the applicable Transfer, pursuant to which such Permitted Transferee shall be deemed to be a party to this Agreement, and (b) any other Person owning or acquiring Registrable Securities may, at the Company’s request, execute a Joinder Agreement with the Company, pursuant to which such Person shall be deemed to be a party to this Agreement. Failure to comply with this Section 5.5.3 shall relieve the Company of its obligations under this Agreement with respect to such Permitted Transferee. Unless otherwise noted in the applicable Joinder Agreement, each Permitted Transferee shall be deemed a Holder.

5.6 Amendment and Waiver. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of the Company and the Holders holding a majority-in-interest of the Registrable Securities; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or a group of Holders, solely in its or their capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of each Holder so affected.

5.7 Other Registration Rights. Other than the PIPE Investors who have registration rights with respect to their PIPE Shares pursuant to their respective Subscription Agreements, the Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person following the Closing Date. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Termination. This Agreement will automatically terminate upon the earlier to occur of (i) the tenth (10th) anniversary of the date of this Agreement, (ii) any acquisition of the Company, including by way of merger or consolidation, after the Business Combination, as a result of which the Registrable Securities are converted into the right to receive consideration consisting solely of cash or other property other than securities listed on a national securities exchange registered under Section 6 of the Exchange Act or (iii) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities.

5.9 Shareholder Information. Each Shareholder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

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5.10 Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be mailed by registered mail, postage prepaid, or otherwise delivered by electronic mail, hand or by messenger, addressed to such party’s address as set forth in the shareholders register maintained by the Company or at such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 5.10 shall be effective (a) on the date of delivery if delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Any notice or communication under this Agreement must be addressed, if to the Company, to: Pagaya Technologies Ltd., 90 Park Ave, New York, NY 10016 Attention: Gal Krubiner and Richmond Glasgow, copy to Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, NY 10001, Attention: Jeffrey Brill and Maxim Mayer-Cesiano, and, if to any Holder, at such Holder’s address, email address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 5.10.

5.11 Delays or Omissions. No failure or delay of a party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

5.12 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (i) such provision will be fully severable; (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

5.13 Counterparts; Electronic Execution. This Agreement may be executed in multiple counterparts (including by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign)), all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

5.14 Aggregation of Shares. All Ordinary Shares held by affiliated Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

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5.15 No Third-Party Beneficiaries. Except as expressly provided in this Agreement, this Agreement (including the documents and instruments referred to herein) is not intended to confer on any Persons other than the parties hereto any rights, remedies, obligations or liabilities hereunder.

5.16 Mutual Drafting. This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

5.17 Effectiveness; Entire Agreement; Restatement. This Agreement shall become effective as of the Closing and prior thereto shall be of no force or effect. If the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and be of no force or effect, and each of the Previous Sponsor Agreement and the Previous Company Agreement shall remain in full force and effect in accordance with its terms with respect to the parties thereto. Upon Closing, (i) this Agreement shall constitute the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter, (ii) each of the SPAC and Sponsor agrees that this Agreement shall supersede and replace in its entirety the terms and conditions of the Previous Sponsor Agreement, (iii) each of the Company and the majority-in-interest of the Existing Company Holders agrees that this Agreement shall supersede and replace in its entirety the terms and conditions of the Previous Company Agreement, and (iv) each of the Previous Sponsor Agreement and the Previous Company Agreement shall no longer be of any force or effect.

5.18 Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF the parties have signed this Agreement as the date first set forth above.

PAGAYA TECHNOLOGIES LTD.

By:

Name:
Title:

Shareholders:

Name:
Address:

[Signature Page to Registration Rights Agreement]

EJF ACQUISITION CORP.

By:

Name: Title: Address:

WILSON BOULEVARD LLC

By:

Name: Title: Address:

[Signature Page to Registration Rights Agreement]

Schedule I

Holders

1.	[•]

Exhibit A

Form of Joinder Agreement

[Date]

Reference is hereby made to the Registration Rights Agreement, dated [•], 2021 (the “RRA”), by and among Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), and the Shareholders named therein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the RRA.

Pursuant to Section 5.5 of the RRA, each of the undersigned hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, it shall be deemed to be a party to the RRA as if it were an original signatory thereto and hereby expressly assumes, and agrees to perform and discharge, all of the obligations and liabilities of a party thereto as the case may be, under the RRA. All references in the RRA to the “Shareholders” or “Holders”, as the case may be, shall hereafter include each of the undersigned and their respective successors, as applicable.

Each of the undersigned hereby agrees to promptly execute and deliver any and all further documents and take such further action as the Company, the Shareholders or any undersigned party may reasonably require to effect the purpose of this Joinder Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of the date herein above set forth.

[•]

By:

Name:
Title:

Address:

PAGAYA TECHNOLOGIES LTD.

By:

Name:
Title:

[Signature Page to Joinder Agreement]

EXHIBIT E

THE COMPANIES LAW, 5759-1999

A LIMITED LIABILITY COMPANY

ARTICLES OF ASSOCIATION

OF

PAGAYA TECHNOLOGIES LTD.

As Adopted on _____, 2021

PRELIMINARY

1.	DEFINITIONS; INTERPRETATION.

(a) In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite them, respectively, unless the subject or context requires otherwise.

“Articles”	shall mean these Articles of Association, as amended from time to time.

“Board of Directors”	shall mean the Board of Directors of the Company.

“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context implies.

“Closing Date”	shall mean [•], 2021.

“Companies Law”	shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Company”	shall mean Pagaya Technologies Ltd.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at a given time.

“Economic Competition Law”	shall mean the Israeli Economic Competition Law, 5748-1988 and the regulations promulgated thereunder.

“External Director(s)”	shall have the meaning provided for such term in the Companies Law.

“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders (each as defined in Article 24 of these Articles), as the case may be.

“Liquidation Event”	means a liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving the Company upon the consummation of which holders of Ordinary Shares would be entitled to exchange their Ordinary Shares for cash, securities or other property.

“NIS”	shall mean New Israeli Shekels.

“Office”	shall mean the registered office of the Company at a given time.

“Office Holder”	shall have the meaning provided for such term in the Companies Law.

“Securities Law”	shall mean the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder.

Shareholder(s)”	shall mean the shareholder(s) of the Company, at a given time.

(b) Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles or clauses shall be deemed references to Articles or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any law (‘din’) as defined in the Interpretation Law, 5741-1981 and any applicable supranational, national, federal, state, local, or foreign statute or law and shall be deemed also to refer to all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a business day or business days shall mean each calendar day other than Saturday, Sunday, and any calendar day on which commercial banks in New York, New York or Tel Aviv, Israel are authorized or required by applicable law to close; reference to a month or year means according to the Gregorian calendar; any reference to a “person” shall mean any individual, partnership, corporation, limited liability company, association, estate, any political, governmental, regulatory or similar agency or body or other legal entity; and reference to “written” or “in writing” shall include written, printed, photocopied, typed, any electronic communication (including email, facsimile, signed electronically (in Adobe PDF, DocuSign or any other format)) or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

(c) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

(d) The specific provisions of these Articles shall supersede the provisions of the Companies Law to the extent permitted thereunder.

LIMITED LIABILITY

2.

The Company is a limited liability company and each Shareholder’s liability for the Company’s debts is therefore limited (in addition to any liabilities under any contract) to the payment of the full amount (par value (if any) and premium) such Shareholder was required to pay the Company for such Shareholder’s Shares (as defined below) and which amount has not yet been paid by such Shareholder.

COMPANY’S OBJECTIVES

3.	OBJECTIVES.

The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

4.	DONATIONS.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) to worthy purposes, as the Board of Directors may determine in its discretion, even if such donations are not made on the basis or within the scope of business considerations of the Company.

SHARE CAPITAL

5.	AUTHORIZED SHARE CAPITAL.

The authorized share capital of the Company shall consist of (i) [●] Class A Ordinary Shares, without par value (the “Class A Shares”), and (ii) [●] Class B Ordinary Shares, without par value (the “Class B Shares”, and together with the Class A Shares, the “Shares” or the “Ordinary Shares”). The rights, powers and preferences of the Class A Shares and Class B Shares shall be as set forth in these Articles.

6.	INCREASE OF AUTHORIZED SHARE CAPITAL.

(a) The Company may, from time to time, by a Shareholders’ resolution, whether or not all of the shares then authorized have been issued, and whether or not all of the shares theretofore issued have been called up for payment, increase its authorized share capital by increasing the number of shares it is authorized to issue by such amount, and such additional shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b) Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles that are applicable to shares that are included in the existing share capital.

7.	SPECIAL OR CLASS RIGHTS; MODIFICATION OF RIGHTS.

(a) Subject to Section 8(d) below, the Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b) If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares; provided, however, that (i) any modification to the rights attached to the Class B Shares shall require approval of Shareholders holding 100% of the then issued Class B Shares, and (ii) as long as any Class B Shares remain outstanding, any modification to (or cancellation of) any rights of the Class A Shares that is not applied in the same manner to the Class B Shares shall require approval of a majority of the Class A Shares represented and voted, in person or by proxy, in a Class Meeting convened for such purpose.

(c) The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a particular class (a “Class Meeting”), it being clarified that the requisite quorum at any such separate Class Meeting shall be two or more Shareholders present in person or by proxy and holding not less than thirty-three and one-third percent (33 1⁄3%) of the issued shares of such class, provided, however, that if such separate Class Meeting was initiated by and convened pursuant to a resolution adopted by the Board of Directors and at the time of such meeting the Company is a “foreign private issuer” under U.S. securities laws, the requisite quorum at any such separate Class Meeting shall be two or more Shareholders present in person or by proxy and holding not less than twenty five percent (25%) of the issued shares of such class; provided, however, that at all times the requisite quorum at any such separate Class Meeting of the Class B Shares shall be Shareholders present in person or by proxy and holding not less than a majority of the issued shares of such class. The above notwithstanding, any Shareholder in default of its payment obligation under Article 14 hereof shall not accounted as a Shareholder for purposes of this Article. The provisions of Article 28(c) shall apply to adjourned Class Meetings, mutatis mutandis.

(d) Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class; provided, however, that the creation of a new class of shares with more than one vote per share shall be considered a modification of the Class B Shares.

8.	CLASS A SHARES AND CLASS B SHARES.

Issuance

(a) From and after the effective time of these Articles, additional Class B Shares may be issued only to, and registered in the name of, (i) Gal Krubiner, Yahav Yulzari and Avital Pardo (each a “Founder” and, together, the “Founders”) and (ii) any Permitted Class B Owner (as defined below).

Voting Power

(b) Except as otherwise provided in these Articles or otherwise required by applicable law, each holder of Class A Shares shall be entitled to one (1) vote for each Class A Share held, and each holder of Class B Shares shall be entitled to ten (10) votes for each Class B Share held, in each case, as of the applicable record date set for the vote on any matter, whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means. Notwithstanding anything herein to the contrary, in no event shall the aggregate voting power of a holder of Class B Shares exceed the maximum voting power permitted under applicable law without effecting a tender offer.

Identical Rights

(c) Except as otherwise expressly provided in this Article 8, the Class A Shares and Class B Shares shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including without limitation:

(i) Dividends and Distributions. Class A Shares and Class B Shares shall be treated equally and ratably, on a per share basis with respect to any dividend or distribution paid or distributed by the Company, unless different treatment of the shares of each such class is approved in separate Class Meetings of each of such classes, and in which a majority of the shares of each such class present and voting in such meeting affirmatively vote in favor of such treatment, provided, however, that in the event a distribution is paid in the form of shares or rights to acquire shares, the holders of Class A Shares shall receive Class A Shares (or rights to acquire such shares, as the case may be) while holders of Class B Shares shall receive Class B Shares (or rights to acquire such shares, as the case may be).

(ii) Subdivision and Combination. If the Company effects a split, reverse split, subdivision or combination of the outstanding Class A Shares or Class B Shares, the outstanding shares of the other class will be subject to the same split, reverse split, subdivision or combination in the same proportion and manner, unless different treatment is approved in separate Class Meetings of each of classes, and in which a majority of the shares of each such class present and voting in such meeting affirmatively vote in favor of such treatment.

(iii) Liquidation Event. Class A Shares and Class B Shares shall be treated equally, identically and ratably on a per share basis with respect to any consideration into which such Shares are converted or any consideration paid or otherwise distributed to shareholders of the Company in connection with a Liquidation Event, unless different treatment of the shares of each such class is approved in separate Class Meetings of each of such classes, and in which a majority of the shares of each such class present and voting in such meeting affirmatively vote in favor of such treatment.

Voluntary Conversion

(d) Each one Class B Share shall be convertible into one Class A Share at the option of the holder thereof, at any time, upon written notice to the Company and the Company’s transfer agent.

Automatic Conversion in Certain Events

(e) All outstanding Class B Shares owned by a Founder and by any Permitted Class B Owners affiliated with such Founder shall automatically convert into an equal number of Class A Shares (without consideration and without need for further action by the Company or the relevant Founder or Permitted Class B Owner) on the date of the earliest to occur of (i), (ii) or (iii) below (the “Trigger Conditions”):

(i)

(1)

the earliest to occur of (a) such Founder’s employment or engagement as an officer of the Company being terminated not for Cause (as defined below), (b) such Founder’s resigning as an officer of the Company, (c) death or Permanent Disability (as defined below) of such Founder; provided, however, in such event, such Founder’s Class B Shares shall be transferred automatically to the other Founders, pro rata to their holdings, if the other Founders continue to hold Class B Shares at such time, or (d) the appointment of a receiver, trustee or similar official in bankruptcy or similar proceeding with respect to a Founder or its Class B Shares; AND

(2)	such Founder no longer serves as a member of the Board of Directors;

OR

(ii) ninety (90) days following the date on which such Founder first receives notice that his employment as an officer of the Company is terminated for Cause; provided, however, that if, prior to the expiration of such ninety-day period, (a) the Board of Directors repeals its determination that such Founder was terminated for Cause or determines that the Cause had been cured, then the provisions of clause (i) above shall apply, or (b) such Founder commences legal proceedings with the competent judicial forum to determine that such determination by the Board of Directors of termination for Cause was improper or incorrect, then such Founder shall retain its Class B Shares until the earlier of (y) the issuance of a final unappealable judgment confirming the determination of the Board of Directors, or a judgment which execution had not been stayed pending an appeal, and (z) the abandonment of such proceedings or their dismissal or denial by a ruling of the relevant judicial forum on any grounds, substantive or procedural, and regardless of whether or not the Board of Directors’ determination regarding the termination for Cause is confirmed as part of such ruling; provided, that notwithstanding anything to the contrary in this Article 8(e)(ii), in the case of clauses (1) – (3) of Article 8(n)(i) below, the basis for Cause shall be deemed to not be curable, and such redemption shall be effective immediately upon written notice by the Company to such Founder;

OR

(iii) the earlier to occur of (1) such time as the Founders and the Permitted Class B Owners first collectively hold less than 10% of the total issued and outstanding ordinary share capital of the Company, and (2) the fifteenth (15th) anniversary of the Closing Date.

Additionally, Class B Shares shall automatically convert into Class A Shares as described in Article 8(h) below.

Effect of Conversion

(f) In the event of voluntary conversion of Class B Shares to Class A Shares pursuant to Article 8(d), or automatic conversion pursuant to Article 8(e), all rights of the holder of such Class B Shares shall cease and such holder shall thereafter be treated for all purposes as having become the record holder of such number of Class A Shares into which such Class B Shares were convertible. The Class A Shares issuable upon conversion of the Class B Shares shall remain restricted shares, and all certificates or book-entries representing such shares shall bear a legend in customary form to that effect. Any proxy issued with respect to Class B Shares shall, unless otherwise stated in such proxy, continue to apply with respect to the Class A Shares into which the Class B shares have been converted. Class B Shares that are converted into Class A Shares as provided in this Article 8 shall not be reissued, and no further Class B Shares may be issued by the Company following the voluntary or automatic conversion of the last of the outstanding Class B Shares.

Protective Provisions

(g) The Company shall not, without the prior affirmative vote of 100% of the outstanding Class B Shares, voting as a separate class, in addition to any other vote required by applicable law or these Articles:

(i) directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of these Articles inconsistent with, or otherwise alter, any provision of these Articles that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Shares;

(ii) reclassify any outstanding Class A Shares into shares having the right to have more than one (1) vote for each share thereof, except as required by law;

(iii) issue any Class B Shares (other than Class B Shares originally issued by the Company after the Closing Date pursuant to the exercise or conversion of options or warrants that, in each case, are outstanding as of the Closing Date); or

(iv) authorize, or issue any shares of, any class or series of the Company’s share capital having the right to more than one (1) vote for each share thereof.

Transfer

(h) Any Class B Shares that are Transferred (as defined below) to any person or entity other than a Permitted Class B Owner (a “Permitted Transfer”) shall automatically upon such Transfer convert into an equal number of Class A Shares (without consideration and without need for further action by the Company or the relevant Founder or Permitted Class B Owner).

(i) Any purported Transfer of Class B Shares in violation of this Article 8 shall be null and void. If, notwithstanding the limitations set out in this Article 8, a person shall voluntarily or involuntarily, purportedly become or attempt to become, the purported owner (the “Purported Owner”) of Class B Shares in violation of these limitations, then the Purported Owner shall not obtain any rights in and to such Class B Shares and the purported Transfer shall not be recognized by the Company’s transfer agent or recorded on the Company’s register of shareholders.

(j) Upon a determination by the Board of Directors that a person has attempted or is attempting to acquire Class B Shares, or has purportedly Transferred or acquired Class B Shares, in each case in violation of the limitations set out in this Article 8, the Board of Directors may take such action as it deems advisable to refuse to give effect to such attempted or purported transfer or acquisition on the books and records of the Company, including to institute proceedings to enjoin any such attempted or purported Transfer or acquisition, or reverse any entries or records reflecting such attempted or purported Transfer or acquisition.

(k) The Board of Directors shall have all powers necessary to implement the limitations set out in this Article 8, including the power to prohibit the Transfer of any Class B Shares in violation thereof.

(l) All certificates or book-entries representing Class B Shares shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK-ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE ARTICLES OF ASSOCIATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY AND SHALL BE PROVIDED FREE OF CHARGE TO ANY SHAREHOLDER MAKING A REQUEST THEREFOR).

No Other Rights

(m) Except for the special voting rights and protective provisions set forth herein, the Class B Shares shall bestow upon the holder(s) thereof the same rights, preferences and privileges as the Class A Shares, in accordance with Article 8(c) above. Similarly, and except for the automatic conversion provisions and the restrictions on transfer set out in this Article 8, the holders of Class B Shares shall be subject to the same prohibitions, limitations and obligations as those applicable to the holders of the Class A Shares.

Definitions

(n) For purposes of this Article 8:

(i) Termination with Cause. A termination for “Cause” shall occur thirty (30) days after written notice by the Company to a Founder (based upon the unanimous decision of the Board of Directors, other than such Founder) of a termination for Cause if such Founder shall have failed to cure or remedy such matter, if curable, within such thirty (30) day period. In the event that the basis for Cause is not curable, then such thirty (30) day cure period shall not be required, and such termination shall be effective ten (10) days after the date the Company delivers notice of such termination for Cause. “Cause” shall mean the Company’s termination of a Founder’s employment with the Company or any of its subsidiaries as a result of: (1) fraud, embezzlement or any willful act of material dishonesty by such Founder in connection with or relating to such Founder’s employment with the Company or any of its subsidiaries; (2) theft or misappropriation of property, information or other assets by such Founder in connection with such Founder’s employment with the Company or any of its subsidiaries which results in or would reasonably be expected to result in material loss, damage or injury to the Company or its subsidiaries, their goodwill, business or reputation; (3) such Founder’s conviction, guilty plea, no contest plea, or similar plea for any felony or any crime that results in or would reasonably be expected to result in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation, including any crime involving moral turpitude; (4) such Founder’s use of alcohol or drugs that materially interferes with the ability of such Founder to perform such Founder’s material duties hereunder; (5) such Founder’s material breach of a material Company policy, or material breach of a Company policy that results in or would reasonably be expected to result in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation, including any breach involving moral turpitude; or (6) such Founder’s material breach of any of his obligations under the employment agreement between such Founder and the Company or any of its subsidiaries, as in effect from time to time (the “Founder Employment Agreement”); provided, that, for clauses (1) - (6) above, the Company delivers written notice to such Founder of the condition giving rise to Cause within ninety (90) days after the later of such condition’s initial occurrence or the date upon which the Company first discovered or should reasonably have discovered such condition.

(ii) “Permanent Disability” shall mean a permanent and total disability such that a Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which would reasonably be expected to result in death within twelve (12) months or which has lasted or would reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner.

(iii) “Permitted Class B Owner” shall mean any person or entity that, through contract, proxy or operation of law, has irrevocably delegated the sole and exclusive right to vote the Class B Shares held by such person or entity to a Founder. A person or entity that is a Permitted Class B Owner shall cease to be a Permitted Class B Owner upon the occurrence of any action, event or other circumstance that (A) allows any person other than a Founder to vote the Class B Shares held by such first person or entity or (B) results in the Founder who holds such voting power becoming unable to exercise such voting power (for example, because of such Founder’s death or disability).

(iv) “Transfer” of a Class B Share shall mean, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition, whether direct or indirect, of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise, and including by issuance or transfer of shares or interests of any Permitted Class B Owner which is a corporate entity), including a transfer of a Class B Share to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise (other than proxy(ies), voting instruction(s) or voting agreement(s) solicited on behalf of the Board of Directors). Notwithstanding the foregoing, the pledge of Class B Shares by a shareholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such shareholder continues to exercise Voting Control over such pledged shares shall not constitute a Transfer within the meaning of this Article 8. A “Transfer” shall also be deemed to have occurred with respect to a Class B Share beneficially held by the transferor, if there occurs any act or circumstance that causes such transfer to not be a permitted hereunder.

(v) “Voting Control” shall mean, with respect to a Class B Share, the exclusive power to vote or direct the voting of such share by proxy, voting agreement or otherwise.

9.	CONSOLIDATION, DIVISION, CANCELLATION AND REDUCTION OF SHARE CAPITAL.

(a) The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i) consolidate all or any part of its issued or unissued authorized share capital;

(ii) divide or sub-divide its shares (issued or unissued) or any of them and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii) cancel any authorized shares which, at the date of the adoption of such resolution, have not been issued to any person nor has the Company made any commitment, including a conditional commitment, to issue such shares, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv) reduce its share capital in any manner.

(b) With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated;

(ii) issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii) redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v) cause the transfer of fractional shares by certain Shareholders to other Shareholders so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 9(b)(v).

(c) If the Company in any manner subdivides, combines or reclassifies the outstanding shares of one class of Ordinary Shares, the outstanding shares of the other class of Ordinary Shares will be subdivided, combined or reclassified in the same manner; provided, however, that shares of one such class of Ordinary Shares may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent) of the holders of a majority of the outstanding Class A Shares represented in person or by proxy and voted on such matter, and the holders of 100% of the outstanding Class B Shares, each voting separately as a class.

10.	ISSUANCE OF SHARE CERTIFICATES, REPLACEMENT OF LOST CERTIFICATES.

(a) To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, the Company’s Chief Executive Officer, or any person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.

(b) Subject to the provisions of Article 10(a), each Shareholder shall be entitled to one numbered certificate for all of the shares of any class registered in his, her or its name. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred a portion of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

11.	REGISTERED HOLDER.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

12.	ISSUANCE AND REPURCHASE OF SHARES.

(a) The unissued shares from time to time shall be under the control of the Board of Directors (and, to the extent permitted by law, any Committee (as defined below) thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including, inter alia, price, with or without premium, discount or commission, and terms relating to calls set forth in Article 14(f) hereof), and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company on such terms and conditions (including, price, with or without premium, discount or commission), during such time as the Board of Directors (or the Committee, as the case may be) deems fit; provided, however, that this Article 12(a) shall not apply to Class B Shares.

(b) Other than with respect to the Class B Shares (unless converted in accordance with Articles 8(d) or (e) above), the Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and as such, no Shareholder will have the right to require the Company to purchase his or her shares or offer to purchase shares from any other Shareholders.

13.	PAYMENT IN INSTALLMENTS.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

14.	CALLS ON SHARES.

(a) The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such Shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b) Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice,

and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a Shareholder, the Board of Directors may in its discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

(c) If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time, such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 14, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d) Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e) Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f) Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

15.	PREPAYMENT.

With the approval of the Board of Directors, any Shareholder may pay to the Company any amount not yet payable in respect of his, her or its shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

16.	FORFEITURE AND SURRENDER.

(a) If any Shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b) Upon the adoption of a resolution as to the forfeiture of a Shareholder’s share, the Board of Directors shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c) Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e) Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f) Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17.	LIEN.

(a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his or her debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b) The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his or her executors or administrators.

(c) The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the remaining proceeds (if any) shall be paid to the shareholder, his or her executors, administrators or assigns.

18.	SALE AFTER FORFEITURE OR SURRENDER OR FOR ENFORCEMENT OF LIEN.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his or her name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.	REDEEMABLE SHARES.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

TRANSFER OF SHARES

20.	REGISTRATION OF TRANSFER.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer may require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred (or, in the case of shares registered in book-entry form or “street name”, until the transferee has been registered in such form with the applicable brokerage firm or other nominee), the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq Stock Market or on any other stock exchange on which the Company’s shares are then listed for trading.

21.	SUSPENSION OF REGISTRATION.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

TRANSMISSION OF SHARES

22.	DECEDENTS’ SHARES.

Upon the death of a Shareholder, the Company shall recognize the custodian or administrator of the estate or executor of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer.

23.	RECEIVERS AND LIQUIDATORS.

(a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder, except in the case of Class B Shares, which shall be dealt with in the manner set out in Article 8(e)(i)(1).

(b) Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a Shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his or her authority to act in such capacity or under this Article, shall with the consent of the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer (which the Board of Directors or such officer may grant or refuse in its discretion), be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares, in each case except for the Class B Shares, which shall be dealt with in the manner set out in Article 8(e)(i)(1).

GENERAL MEETINGS

24.	GENERAL MEETINGS.

(a) An annual General Meeting (“Annual General Meeting”) shall be held every calendar year at such time and at such place, either within or outside of the State of Israel, as may be determined by the Board of Directors, and in compliance with any time limitations imposed by applicable law or stock exchange rules and regulations.

(b) All General Meetings other than Annual General Meetings shall be called “Special General Meetings”. The Board of Directors may, at its discretion, convene a Special General Meeting at such time and place, within or outside of the State of Israel, as may be determined by the Board of Directors.

(c) If so determined by the Board of Directors, an Annual General Meeting or a Special General Meeting may be held through the use of any means of communication approved by the Board of Directors, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at such general meeting and a Shareholder shall be deemed present in person at such general meeting if attending such meeting through the means of communication used at such meeting.

25.	RECORD DATE FOR GENERAL MEETING.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date for the General Meeting, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of Shareholders of record entitled to notice of or to vote at a General Meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

26.	SHAREHOLDER PROPOSAL REQUEST.

(a) Any Shareholder or Shareholders holding at least the required percentage under the Companies Law of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law and stock exchange rules and regulations, and the Proposal Request must comply with the requirements of these Articles (including this Article 26) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and addressed to the Secretary of the Company (the “Secretary”) or, in the absence thereof, to the Chief Executive Officer of the Company (the “Chief Executive Officer”)). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law and any stock exchange rules and regulations. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law or any stock exchange rules and regulations, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b) The information required pursuant to this Article shall be updated prior to the last date for submittal of Proposal Requests for the General Meeting in accordance with applicable law and stock exchange rules and regulations.

(c) The provisions of Articles 26(a) and 26(b) shall apply, mutatis mutandis, to any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

(d) Notwithstanding anything to the contrary herein, this Article 26 may be amended, replaced or suspended only by a resolution adopted at a General Meeting by (i) so long as Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least seventy-five percent (75%) of the total voting power of the Shareholders.

27.	NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE.

(a) The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.

(b) The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c) No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d) In addition to any places at which the Company may make available for review by Shareholders the full text of the proposed resolutions to be adopted at a General Meeting, as required by the Companies Law, the Company may add additional places for Shareholders to review such proposed resolutions, including an internet site.

PROCEEDINGS AT GENERAL MEETINGS

28.	QUORUM.

(a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b) In the absence of contrary provisions in these Articles, the requisite quorum for any General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 14 hereof) present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one-third percent (33 1⁄3%) of the voting power of the Company, provided, however, that with respect to any General Meeting that was initiated by and convened pursuant to a resolution adopted by the Board of Directors and at the time of such General Meeting the Company is a “foreign private issuer” under U.S. securities laws, the requisite quorum shall be two or more Shareholders (not in default in payment of any sum referred to in Article 14 hereof) present in person or by proxy and holding shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company. For the purpose of determining the quorum present at a certain General Meeting, a proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder. Notwithstanding the foregoing, a quorum for any General Meeting shall also require the presence in person or by proxy of at least one Shareholder holding Class B Shares if such shares are outstanding.

(c) If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon the request of a Shareholder in accordance with the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such request, shall constitute a quorum, but in any other case any Shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

29.	CHAIRPERSON OF GENERAL MEETING.

The Chairperson shall preside as Chairperson of every General Meeting. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling or unable to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): a Director designated by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling or unable to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, he or she is also a Shareholder or such proxy).

30.	ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS.

(a) Except as required by the Companies Law or these Articles, including Article 40 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise (including, Sections 327 and 24 of the Companies Law), shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b) Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson or other person chairing the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c) A defect in convening or conducting a General Meeting other than with respect to the existence of a quorum, including a defect resulting from the non-fulfillment of any provision or condition set forth in the Companies Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions or decisions which took place thereat.

(d) A declaration by the Chairperson or other person chairing the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

31.	POWER TO ADJOURN.

A General Meeting, the consideration of any matter on its agenda, or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson or other person chairing the General Meeting at which a quorum is present (and he shall do so if directed by the General Meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board of Directors (whether prior to or at a General Meeting); provided that the Board of Directors may adjourn or postpone a meeting only with the unanimous consent of all members of the Board of Directors, and, in the case of an Annual General Meeting, only to the extent that such adjournment would not delay the meeting beyond any time limitation imposed by applicable law or stock exchange rules and regulations.

32.	VOTING POWER.

Subject to the provisions of Article 33(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote:

(a) except as otherwise provided in these Articles or otherwise required by the Companies Law, and except in the event of a Class Meeting, any Shareholder holding both Class A Shares and Class B Shares may at all times vote both classes of shares on all matters (including the election of Directors); and

(b) each Shareholder of Class A Shares shall be entitled to one (1) vote for each Class A Share held as of the applicable record date on any matter whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means, and each Shareholder of Class B Shares shall be entitled to ten (10) votes for each Class B Share held as of the applicable record date on any matter whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means.

33.	VOTING RIGHTS.

(a) No Shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him, her or its in respect of his or her shares in the Company have been paid.

(b) A company or other corporate body being a Shareholder may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson or other person chairing the General Meeting, written evidence of such authorization (in form reasonably acceptable to the Chairperson) shall be delivered to him or her.

(c) Any Shareholder entitled to vote may vote either in person or by proxy (who need not be a Shareholder), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d) If two (2) or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 33(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholders.

(e) If a Shareholder is a minor, under protection, bankrupt or legally incompetent, or in the case of a corporation, is in receivership or liquidation, it may, subject to all other provisions of these Articles and any documents or records required to be provided under these Articles, vote through his, her or its trustees, receiver, liquidator, natural guardian or another legal guardian, as the case may be, and the persons listed above may vote in person or by proxy.

PROXIES

34.	INSTRUMENT OF APPOINTMENT.

(a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)
Being a shareholder of Pagaya Technologies Ltd. hereby appoints of
	(Name of Proxy)		(Address of Proxy)
as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.
(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person’s duly authorized attorney, or, if such appointor is a company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b) Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept instruments of proxy until the beginning of a General Meeting, as long as such waiver is consistently applied. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

35.	EFFECT OF DEATH OF APPOINTOR OF TRANSFER OF SHARE AND OR REVOCATION OF APPOINTMENT.

(a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his or her attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b) Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 34(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 34(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 35(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

36.	POWERS OF THE BOARD OF DIRECTORS.

(a) The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting or by a specific committee of the Board of Directors (where the establishment of such committee is mandatory under applicable law). The authority conferred on the Board of Directors by this Article 36 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b) Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its discretion, shall deem fit, including capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

37.	EXERCISE OF POWERS OF THE BOARD OF DIRECTORS.

(a) A meeting of the Board of Directors at which a quorum is present in accordance with Article 46 shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b) Unless otherwise set forth herein, a resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c) The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

38.	DELEGATION OF POWERS.

(a) The Board of Directors may, subject to the provisions of the Companies Law (or shall, where required by the Companies Law), delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors” or “Committee”), each consisting of one or more persons who are Directors, and it may from time to time revoke such delegation or alter the composition of any such Committee, in each case subject to the provisions of the Companies Law. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors, subject to applicable law or any stock exchange rules or regulations. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done or pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board of Directors had not been adopted. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, to the extent not superseded by any regulations adopted by the Board of Directors. Unless otherwise expressly prohibited by the Board of Directors, in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers to a sub-committee of Directors or to an individual Director.

(b) The Board of Directors may from time to time appoint a Secretary, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him, her or it.

39.	NUMBER OF DIRECTORS.

(a) The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than ten (10), including the External Directors if any are required to be elected) as may be fixed from time to time by resolution of the General Meeting.

(b) Notwithstanding anything to the contrary herein, this Article 39 may be amended or replaced only by a resolution adopted at a General Meeting by (i) so long as Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least seventy-five percent (75%) of the total voting power of the Shareholders.

40.	ELECTION AND REMOVAL OF DIRECTORS.

(a) The Directors, excluding the External Directors if any are required to be elected, shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III (each, a “Class”). The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.

The term of office (i) of the initial Class I directors shall expire at the Annual General Meeting to be held during the first calendar year following the year in which the Closing takes place, and when their successors are elected and qualified, (ii) of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and (iii) of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

(b) At each Annual General Meeting, commencing with the Annual General Meeting to be held in the first calendar year following the year in which the Closing takes place, each Nominee or Alternate Nominee (each as defined below) elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c) If the number of Directors, excluding External Directors, if any are required to be elected, that comprises the Board of Directors is hereafter changed by the Board of Directors, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(d) Prior to every General Meeting at which Directors are to be elected, and subject to clauses (a) and (h) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(e) Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request, provided that it complies with this Article 40(e), Article 26 and applicable law. A Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 26, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the General Meeting, if provided or published, and that he or she, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings; (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission (the “SEC”)); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and, if applicable, External Director under any applicable law, regulation or stock exchange rules and regulations, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article 40(e) and Article 26, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election.

(g) Notwithstanding anything to the contrary herein, this Article 40 and Article 43(e) may be amended or replaced only by a resolution adopted at a General Meeting by (i) so long as any Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least seventy-five percent (75%) of the total voting power of the Shares, provided that no amendment or replacement of this Article 40 or Article 43(e) below shall shorten the term of any incumbent Director.

(h) Notwithstanding anything to the contrary in these Articles, the nomination, election, qualification, removal or dismissal of External Directors, if so elected, shall comply with the applicable provisions set forth in the Companies Law.

41.	COMMENCEMENT OF DIRECTORSHIP.

Without derogating from Article 40, the term of office of a Director shall commence as of the date of his or her appointment or election, or on a later date if so specified in his or her appointment or election.

42.	CONTINUING DIRECTORS IN THE EVENT OF VACANCIES.

The Board of Directors (and, if so determined by the Board of Directors, the General Meeting) may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 39 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if the number of Directors serving is less than the minimum number provided for pursuant to Article 39 hereof, they may act only in an emergency or to fill the office of a Director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 39 hereof, or in order to call a General Meeting for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office. Notwithstanding anything to the contrary herein, this Article 42 may be amended, replaced or suspended only by a resolution adopted at a General Meeting by (i) so long as any Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least seventy-five percent (75%) of the total voting power of the Shareholders.

43.	VACATION OF OFFICE.

The office of a Director shall be vacated and he shall be dismissed or removed:

(a) ipso facto, upon his or her death;

(b) if he or she is prevented by applicable law or any stock exchange rules or regulations from serving as a Director;

(c) if the Board of Directors determines that due to his or her mental or physical state he or she is unable to serve as a Director;

(d) if his or her directorship expires pursuant to these Articles and/or applicable law;

(e) by a resolution adopted at a General Meeting by (i) so long as any Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least seventy-five percent (75%) of the total voting power of the Shares (with such removal becoming effective on the date fixed in such resolution), provided that no such resolution shall shorten the term of an incumbent Director who was elected under the staggered board composition pursuant to Article 40;

(f) by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g) with respect to an External Director, if so elected, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

44.	CONFLICT OF INTERESTS; APPROVAL OF RELATED PARTY TRANSACTIONS.

(a) Subject to the provisions of applicable law and these Articles, no Director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him or her at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his or her interest.

(b) Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors or a Committee of the Board of Directors. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

PROCEEDINGS OF THE BOARD OF DIRECTORS

45.	MEETINGS.

(a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors deems fit.

(b) A meeting of the Board of Directors shall be convened by the Secretary (or, in the absence thereof, by the Chief Executive Officer) upon instruction of the Chairperson or upon a request of at least two (2) Directors which is submitted to the Chairperson or in any event that such meeting is required by the provisions of the Companies Law. In the event that the Chairperson does not instruct the Secretary (or, in the absence thereof, by the Chief Executive Officer) to convene a meeting upon a request of at least two (2) Directors within seven (7) days of such request, then such two Directors may convene a meeting of the Board of Directors. Any meeting of the Board of Directors shall be convened upon not less than two (2) days’ prior notice, unless such notice is waived in writing by all of the Directors as to a particular meeting or by their attendance at such meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice is reasonably determined by the Chairperson as ought to be waived or shortened under the circumstances.

(c) Notice of any such meeting shall be given in writing (including by email), unless the urgency of such meeting is reasonably determined by the Chairperson to require that notice be given orally, by telephone or by such other means of delivery as the Chairperson may deem appropriate under the circumstances.

(d) Notwithstanding anything to the contrary herein, failure to deliver notice to a Director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

46.	QUORUM.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication on the condition that all participating Directors can hear each other simultaneously) when the meeting proceeds to business. If within thirty (30) minutes from the time appointed for a meeting of the Board of Directors a quorum is not present, the meeting shall stand adjourned at the same place and time forty-eight (48) hours thereafter unless the Chairperson has determined that there is such urgency and importance that a shorter period is required under the circumstances. If an adjourned meeting is convened in accordance with the foregoing and a quorum is not present within thirty (30) minutes of the announced time, the requisite quorum at such adjourned meeting shall be any two (2) Directors who are lawfully entitled to participate in the meeting and who are present at such adjourned meeting. At an adjourned meeting of the Board of Directors the only matters to be considered shall be those matters which might have been lawfully considered at the meeting of the Board of Directors originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the meeting of the Board of Directors originally called.

47.	CHAIRPERSON OF THE BOARD OF DIRECTORS.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his or her place. The Chairperson shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he or she is not present within fifteen (15) minutes of the time fixed for the meeting or if he or she is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

48.	VALIDITY OF ACTS DESPITE DEFECTS.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification, except if the defect was a failure to meet the required quorum, in which case, said act shall not be valid.

CHIEF EXECUTIVE OFFICER; OFFICERS WHO ARE FOUNDERS

49.	CHIEF EXECUTIVE OFFICER; OFFICERS WHO ARE FOUNDERS.

(a) The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer who shall have the powers and authorities set forth in the Companies Law, and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his, her or their place or places.

(b) Until the third anniversary of the Closing Date, the termination of any of the Founders as an executive of the Company, whether or not for Cause, shall require the approval of a supermajority of at least seventy-five percent (75%) of the Directors then in office; thereafter, the termination of any of the Founders as an executive of the Company shall require a decision of the Board of Directors adopted in accordance with Article 37(b).

MINUTES

50.	MINUTES.

Any minutes of the General Meeting or the Board of Directors or any Committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board of Directors or a Committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board of Directors or meeting of a Committee, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

51.	DECLARATION OF DIVIDENDS.

The Board of Directors may from time to time declare, and cause the Company to pay dividends (or make other “distributions” within the meaning of the Companies Law) as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the Shareholders entitled thereto.

52.	AMOUNT PAYABLE BY WAY OF DIVIDENDS.

Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the Shareholders (not in default in payment of any sum referred to in Article 14 hereof) entitled thereto in proportion to their respective holdings of the issued and outstanding Class A Shares and Class B Shares in respect of which such dividends are being paid, treating all such shares on a pari passu basis for such purpose.

53.	INTEREST.

No dividend shall carry interest as against the Company.

54.	PAYMENT IN SPECIE.

If so declared by the Board of Directors, a dividend declared in accordance with Article 51 may be paid, in whole or in part, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or other securities of the Company or of any other companies, or in any combination thereof, in each case, the fair value of which shall be determined by the Board of Directors in good faith.

55.	IMPLEMENTATION OF POWERS.

The Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of dividends, bonus shares or otherwise, and in particular, to issue certificates for fractions of shares and sell such fractions of shares in order to pay their consideration to those entitled thereto, or to set the value for the distribution of certain assets and to determine that cash payments shall be paid to the Shareholders on the basis of such value, or that fractions whose value is less than $0.01 shall not be taken into account. The Board of Directors may instruct to pay cash or convey these certain assets to a trustee in favor of those people who are entitled to a dividend, as the Board of Directors shall deem appropriate.

56.	DEDUCTIONS FROM DIVIDENDS.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by him, her or it to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

57.	RETENTION OF DIVIDENDS.

(a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 22 or 23, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

58.	UNCLAIMED DIVIDENDS.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.

The payment of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of one (1) year (or such other period determined by the Board of Directors) from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

59.	MECHANICS OF PAYMENT.

Any dividend or other moneys payable in cash in respect of a share, less the tax required to be withheld pursuant to applicable law, may, as determined by the Board of Directors in its discretion, be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or his or her bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 22 or 23 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board of Directors deems appropriate. Every such check or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

ACCOUNTS

60.	BOOKS OF ACCOUNT.

The Company’s books of account shall be kept at the Office, or at such other place or places as the Board of Directors may deem fit, and they shall always be open to inspection by all Directors. No Shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as explicitly conferred by applicable law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

61.	AUDITORS.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to a Committee thereof or to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s). The General Meeting may, if so recommended by the Board of Directors, appoint the auditors for a period that may extend until the third Annual General Meeting after the Annual General Meeting in which the auditors were appointed.

62.	FISCAL YEAR.

The fiscal year of the Company shall be the 12 month period ending on December 31 of each calendar year.

SUPPLEMENTARY REGISTERS

63.	SUPPLEMENTARY REGISTERS.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may deem fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may deem fit in connection with the keeping of such branch registers.

EXEMPTION, INDEMNITY AND INSURANCE

64.	INSURANCE.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a) a breach of duty of care to the Company or to any other person;

(b) a breach of his or her duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(c) a financial liability imposed on such Office Holder in favor of any other person; and

(d) any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Economic Competition Law).

65.	INDEMNITY.

(a) Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder to the maximum extent permitted under applicable law, including with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder:

(i) a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

(ii) reasonable litigation expenses, including reasonable legal fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent;

(iii) reasonable litigation costs, including reasonable legal fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including in accordance with Section 56H(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the Economic Competition Law).

(b) Subject to the provisions of the Companies Law and any other applicable law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i) Sub-Article 65(a)(i), provided that the undertaking to indemnify is limited to, and sets forth, (a) such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made, and (b) such amounts or criteria which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(ii) Sub-Articles 65(a)(ii), 65(a)(iii) and 65(a)(iv).

66.	EXEMPTION.

Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law, exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care.

67.	GENERAL.

(a)

Any amendment to the Companies Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or exempt pursuant to Articles 64 to 66 and any amendments to Articles 64 to 66 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b)

The provisions of Articles 64 to 66: (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the Economic Competition Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

LOCK-UP

68.	LOCK-UP.

Notwithstanding anything to the contrary herein, and subject only to the exceptions set forth in Article 69 and the Amended and Restated Registration Rights Agreement dated as of [●], 2021, other than with the written consent of the Company, no Holder shall be entitled to Transfer any Lock-Up Shares or any instruments exercisable or exchangeable for, or convertible into, such Lock-Up Shares until the end of the Lock-Up Period.

For the purposes of this Article 68 and Article 69:

“Company Equity Holders” means each of the shareholders of the Company as of immediately prior to the effective time of the Merger contemplated by the Merger Agreement.

“Holder” means (i) each of the Company Equity Holders, and (ii) SPAC Sponsor.

“Liquidation Event” means a liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving the Company upon the consummation of which holders of Ordinary Shares would be entitled to exchange their Ordinary Shares for cash, securities or other property.

“Lock-Up Period” means

(i)

with respect to the Company Equity Holders and their Permitted Transferees, the period beginning on the Closing Date and ending (A) with respect to 50% of the Ordinary Shares held by such Company Equity Holder on the Closing Date, on the earlier of (1) the date that is six (6) months following the Closing Date and (2) the date on which the VWAP equals or exceeds $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing on the Closing Date, and (B) with respect to the remaining 50% of the Ordinary Shares held by such Company Equity Holder on the Closing Date, on the earlier of (1) the date that is twelve (12) months following the Closing Date and (2) the date on which the VWAP equals or exceeds $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing on the Closing Date, and

(ii)

with respect to SPAC Sponsor and its Permitted Transferees, the period beginning on the Closing Date and ending on the earlier of (A) the date that is twelve (12) months following the Closing Date and (B) the date on which the VWAP equals or exceeds $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period;

provided, however, that the Lock-Up Period shall not be lifted pursuant to clause (i)(A)(2) above prior to the date that is ninety (90) days following the Closing Date, and shall not be lifted pursuant to clause (i)(B)(2) or clause (ii)(B) above prior to the date that is one hundred and eighty (180) days following the Closing Date.

“Lock-Up Shares” means (i) with respect to the Company Equity Holders and their Permitted Transferees, the Company Ordinary Shares held by such Company Equity Holders as of immediately following the Stock Split and the Conversion (as each such term is defined in the Merger Agreement), and (ii) with respect to SPAC Sponsor and its Permitted Transferees, (A) the Ordinary Shares issuable to SPAC Sponsor as Merger Consideration (as such term is defined in the Merger Agreement) under the Merger Agreement in respect of the 7,187,500 shares of SPAC Class B Stock (as defined in the Merger Agreement) that it holds, (B) the Company Warrants issuable to SPAC Sponsor as Merger Consideration in respect of the Private Placement Warrants (as defined in the Merger Agreement), and (C) any Ordinary Shares issuable to SPAC Sponsor upon exercise of such Company Warrants mentioned in the preceding Clause (B). In furtherance of the foregoing, Ordinary Shares issued to any affiliate of the SPAC Sponsor in accordance with any subscription agreement between such affiliate and the Company shall not be Lock-Up Shares.

“Merger Agreement” means the Agreement and Plan of Merger, made and entered into as of [●], 2021, by and among the Company, Rigel Merger Sub Inc. and EJF Acquisition Corp.

“Permitted Transferee” means (subject to compliance with Article 69): (i) the members of a Holder’s immediate family (for purposes of this Article 68 and Article 69, “immediate family” means with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings), (ii) any entities controlled by, controlling or under common control with such Holder, (iii) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (iv) if Holder is a trust, the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, and (v) if Holder is an entity, any direct or indirect controlling partners, members or equity holders of Holder, any affiliate (as defined in Rule 405 promulgated under the Securities Act) of Holder or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates.

“SPAC Sponsor” means Wilson Boulevard LLC, a Delaware limited liability company.

“Trading Day” means any day on which the Ordinary Shares are tradeable on the principal securities exchange or securities market on which Ordinary Shares are then traded.

“Transfer” shall mean, directly or indirectly, the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase or other disposition of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), with respect to Lock-Up Shares, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, the pledge of Lock-Up Shares by a Holder that creates a mere security interest in such Lock-Up Shares pursuant to a bona fide loan or indebtedness transaction for so long as such Holder continues to exercise the power (whether exclusive or shared) to vote or direct the voting of such Lock-Up Shares by proxy, voting agreement or otherwise, over such pledged Lock-Up Shares shall not constitute a Transfer within the meaning of these Articles. Additionally, notwithstanding anything herein to the contrary, nothing herein shall prevent the establishment of a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act (a “10b5-1 Trading Plan”) or the amendment of an existing 10b5-1 Trading Plan during the Lock-Up Period so long as there are no sales of Lock-Up Shares under any such newly established or amended 10b5-1 Trading Plan during the Lock-Up Period.

“VWAP” means, on any Trading Day on or after the Closing Date, the volume weighted average of the trading prices of the Ordinary Shares on the principal securities exchange or securities market on which Ordinary Shares are then traded or quoted for purchase and sale (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected by the Company); provided that if there shall occur any change in the outstanding Ordinary Shares as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend, the VWAP shall be equitably adjusted to reflect such change.

69.	PERMITTED TRANSFERS.

(a)

Notwithstanding anything to the contrary set forth in these Articles, the lock-up restrictions set forth in Article 68 shall not apply to a Transfer of any or all of the Lock-Up Shares held by a Holder (i) to any Permitted Transferee of such Holder, (ii) by will or intestate succession upon the death of such Holder, (iii) by operation of law or pursuant to a court order or to a spouse upon divorce, as required by settlement, order or decree, or as required by a domestic relations settlement, order or decree; (iv) in connection with a Liquidation Event or (v) to any of the Founders or to entities directly or indirectly wholly owned by (or in the case of a trust solely for the benefit of) any of the Founders; provided, that in the case of clauses (i), (ii), (iii) or (v), the transferee shall receive and hold the Lock-Up Shares subject to the provisions of these Articles applicable to the transferring Holder, and there shall be no further Transfer of such Lock-Up Shares except in accordance with the terms of Article 68 and this Article 69. For the avoidance of doubt, the lock-up restrictions set forth in Article 68 shall not apply to the exercise of any options or warrants to purchase Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis), but shall apply to the Ordinary Shares received upon such exercise.

(b) If any Transfer is made or attempted in violation of or contrary to the terms of these Articles (a “Prohibited Transfer”), such purported Prohibited Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Lock-Up Shares as one of the Company’s equity holders for any purpose. In order to enforce this Article 69(b), the Company may impose stop-transfer instructions with respect to the Lock-Up Shares of a transferring Holder until the end of the Lock-Up Period, except in compliance with the restrictions set forth in these Articles.

(c) If, between the Closing Date and a Liquidation Event, the outstanding Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction affecting the outstanding Ordinary Shares, then any number, value (including dollar value) or amount contained herein which is based upon the number of Ordinary Shares will be equitably adjusted for such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction. Any adjustment under this Article 69(c) shall become effective at the date and time that such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction became effective. For the avoidance of doubt, no change of units or shares pursuant to the transactions contemplated by the Merger Agreement shall constitute a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or similar transaction requiring an equitable adjustment.

(d) The restrictions set forth in Article 68 and this Article 69 shall not limit the rights of a Holder to exercise such Holder’s rights as a shareholder of the Company during the Lock-Up Period, including the right to vote any Lock-Up Shares.

WINDING UP

70.	WINDING UP.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the number of issued and outstanding Class A Shares and/or Class B Shares held by each Shareholder, treating all such shares on a pari passu basis for such purpose.

NOTICES

71.	NOTICES.

(a) Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his or her address as described in the Register of Shareholders or such other address as the Shareholder may have designated in writing for the receipt of notices and other documents.

(b) Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer at the principal office of the Company, by facsimile transmission, email or other electronic transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c) Any such notice or other document shall be deemed to have been served:

(i) in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted, or

(ii) in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii) in the case of personal delivery, when actually tendered in person, to such addressee;

(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 71.

(e) All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f) Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g) Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either or several of the following manners (as applicable) shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(i) if the Company’s shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting pursuant to a report or a schedule filed with, or furnished to, the SEC pursuant to the Exchange Act; and/or

(ii) on the Company’s internet site.

(h) The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

(i) To the extent permitted by the Companies Law or any regulations promulgated thereunder, the Company will not be required to deliver notices of General Meetings to Shareholders who are registered in the Company’s Register of Shareholders, and to whom the Company would otherwise have been required to deliver such notices if not for this Article 71(i).

AMENDMENT

72.	AMENDMENT.

Any amendment of these Articles shall require the approval of the General Meeting in accordance with these Articles.

FORUM FOR ADJUDICATION OF DISPUTES

73.	FORUM FOR ADJUDICATION OF DISPUTES.

(a) Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the U.S. Securities Act of 1933, as amended, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended; and (b) unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Shareholders, or (iii) any action asserting a claim arising pursuant to any provision of these Articles, the Companies Law or the Securities Law. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions.

*    *     *

Exhibit 10.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOTMATERIALAND IS THE TYPE OF INFORMATION THAT THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL. REDACTED INFORMATION IS INDICATED BY [***].

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on September 15, 2021, by and between Pagaya Technologies Ltd., a company organized under the laws of the Israel (“Pagaya”), and EJF Debt Opportunities Master Fund, LP, a Delaware limited liability company (the “Investor”). Capitalized terms used and not defined in this Subscription Agreement have the meanings ascribed to such terms in the Transaction Agreement (as defined below).

WHEREAS, this Subscription Agreement is being entered into in connection with that certain Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among Pagaya, EJF Acquisition Corp., a Cayman Islands exempted company (“SPAC”), and Rigel Merger Sub Inc., a Cayman Islands exempted company and a direct, wholly-owned subsidiary of Pagaya (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth in the Transaction Agreement, among other things, Merger Sub will merge with and into SPAC (the “Merger”), with SPAC as the surviving company in the Merger and, after giving effect to the Merger, becoming a wholly-owned subsidiary of Pagaya (the “Transaction”);

WHEREAS, in connection with the Transaction, Pagaya is seeking a commitment from the Investor to purchase, prior to the closing of the Transaction but following the consummation of the Capital Restructuring (as defined in the Transaction Agreement), Pagaya’s Class A ordinary shares, without par value (the “Shares”), for a purchase price of $10.00 per share (the “Per Share Subscription Price”), for an aggregate purchase price of up to $200,000,000, which purchase price assumes that Pagaya has effected the Corporate Restructuring, including the Stock Split, prior to the Closing (as defined below) in order to cause the per share price of one Share to be $10.00, subject to adjustment for any stock dividend, stock split, stock combination, recapitalization or similar event occurring after the date hereof;

WHEREAS, the aggregate amount of Shares to be purchased by the Investor (as set forth on the signature page hereto) is referred to herein as the “Subscription Shares”; and

WHEREAS, the aggregate purchase price to be paid by the Investor for the Subscription Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount”.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Pagaya acknowledges and agrees as follows:

1. Subscription. Subject to the terms and conditions hereof, the Investor hereby irrevocably subscribes for and agrees to purchase from Pagaya, and Pagaya hereby irrevocably agrees to issue and sell to the Investor, the Subscription Shares on the terms and subject to the conditions provided for herein (the “Subscription”).

2. Closing. The closing of the sale of the Subscription (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”) and be conditioned upon the prior or substantially concurrent consummation of the Transaction and satisfaction of the other conditions set forth in Section 3 hereof. Upon delivery of written notice from (or on behalf of) Pagaya to the Investor (the “Closing Notice”) that Pagaya reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on an expected closing date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall, two (2) business days prior to the expected closing date specified in the Closing Notice (or such other date agreed to in writing by Pagaya and the Investor), deliver, by wire transfer of United States dollars in immediately available funds, amounts, as determined by Pagaya, equal to all or portions of the Subscription Amount to (i) Pagaya and/or (ii) such other account(s) as designated by Pagaya. Pagaya will avoid making any use of the Subscription Amount or any part thereof until after the Closing. At Closing, Pagaya shall issue the Subscription Shares to the Investor and cause the Subscription Shares to be registered in book-entry form in the name of the Investor (or its nominee in accordance with its delivery instructions, as applicable) on Pagaya’s share register. For purposes of this Subscription Agreement, “business day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New

York, New York or Tel-Aviv, Israel are authorized or required by Legal Requirements to close. Prior to or at the Closing Date, the Investor shall deliver to Pagaya a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Closing does not occur within three (3) business days after the expected closing date specified in the Closing Notice, Pagaya shall promptly (but not later than three (3) business days after the expected closing date specified in the Closing Notice) return or cause the return of the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Subscription Shares shall be deemed cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Subscription Shares at the Closing. If any termination hereof occurs after the delivery by the Investor of the Subscription Amount for the Subscription Shares and prior to the Closing, Pagaya shall promptly (but not later than three (3) business days thereafter) return or cause the return of the Subscription Amount to the Investor without any deduction for or on account of any tax, withholding, charges or set-off.

3. Closing Conditions. The obligation of the parties hereto to consummate the purchase and sale of the Subscription Shares pursuant to this Subscription Agreement is subject to the satisfaction of the following conditions:

(a) no applicable governmental authority shall have enacted, rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby;

(b) all conditions precedent to Pagaya’s obligation to effect the Transaction as set forth in the Transaction Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Transaction Agreement (other than those conditions that, by their nature, may only be satisfied at the closing of the Transaction (including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Subscription Shares pursuant to this Subscription Agreement), but subject to the satisfaction or waiver of such conditions by the party entitled to the benefit thereof under the Transaction Agreement as of the Closing);

(c) (i) solely with respect to the Investor’s obligation to close, the representations and warranties made by Pagaya, and (ii) solely with respect to Pagaya’s obligation to close, the representations and warranties made by the Investor, in each case, in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date other than (x) those representations and warranties that are qualified by materiality, Material Adverse Effect (as defined below) or similar qualification, which shall be true and correct in all respects as of the Closing Date and (y) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality, Material Adverse Effect or similar qualification, as the case may be, which representations shall be true and correct in all respects) as of such date, in each case without giving effect to the consummation of the Transactions;

(d) solely with respect to Pagaya’s obligation to close, the Investor shall have wired the Subscription Amount in accordance with Section 2 of this Subscription Agreement and otherwise performed, satisfied and complied with, in all material respects, all of its covenants, agreements and conditions required by this Subscription Agreement that are required to be performed, satisfied and complied with by the Investor on or before the Closing Date;

(e) solely with respect to Pagaya’s obligation to close, the Investor shall have provided to Pagaya the documents set forth on Schedule B hereto;

(f) solely with respect to the Investor’s obligation to close, Pagaya shall have performed, satisfied and complied with, in all material respects, all of its covenants, agreements and conditions required by this Subscription Agreement that are required to be performed, satisfied and complied with by Pagaya on or before the Closing Date;

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(g) solely with respect to the Investor’s obligation to close, the terms of the Transaction Agreement (including the conditions thereto) shall not have been amended or waived in a manner that would reasonably be expected to be materially adverse to the economic benefits the Investor reasonably expects to receive under this Subscription Agreement;

(h) there shall have been no amendment, waiver or modification to any Other Subscription Agreement that materially benefits any Other Investor thereunder unless the Investor and each of the remaining Other Investors has been offered substantially the same benefits;

(i) the Subscription Shares shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”), subject to official notice of issuance, and no suspension of the qualification of the Subscription Shares for offering or sale or trading on Nasdaq and no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties deem to be reasonably necessary or advisable in order to consummate the Subscription.

5. Pagaya Representations, Warranties and Acknowledgements. Pagaya represents and warrants to, and agrees with, the Investor that:

(a) Pagaya is a company duly organized, validly existing under the laws of Israel and has all requisite corporate power and authority to carry on its business as presently conducted.

(b) As of the Closing Date, the Subscription Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Subscription Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Articles (as defined below) (as in effect at such time of issuance) or under the applicable laws of Israel or any other similar rights pursuant to any agreement or other instrument to which Pagaya is a party or by which it is otherwise bound.

(c) The Transaction Documents (as defined below) have been duly authorized, executed and delivered by Pagaya and, assuming that they constitute valid and binding agreements of each other party thereto, constitute legal, valid and binding obligations of Pagaya enforceable against Pagaya in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d) The issuance and sale by Pagaya of the Shares pursuant to the Transaction Documents and the consummation of the transactions herein and therein will be done in accordance with Nasdaq marketplace rules, and the consummation of the other transactions contemplated herein and therein, do not and will not (i) result in any conflict with or a breach or violation, with or without the passage of time and giving notice, of any of the terms, conditions or provisions of, or give rise to rights to others (including rights of termination, cancellation or acceleration) pursuant to the terms of: (1) Pagaya’s Amended and Restated Articles of Association, as may be amended from time to time (the “Articles”); (2) any judgment, injunction, order, writ, decree or ruling of any Governmental Entity (as defined below) to which Pagaya or any of the Group Companies is subject; (3) any material contract or agreement, lease, license, indenture, mortgage, deed of trust, loan or commitment to which Pagaya is a party or any of the Group Companies or by which it is bound; or (4) any applicable law, judgment, order, rule or regulation; (ii) result in the creation or imposition of any lien, charge or encumbrance upon any assets of Pagaya or any of the Group Companies or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to Pagaya or any of the Group Companies; or (iii) subject to the accuracy and completeness of the representations and warranties of the Investor in Section 6 below, require the consent, approval or authorization of, registration, qualification or filing with, or notice to any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity (“Person”), on the part of Pagaya or any of the Group Companies, which has not heretofore been obtained or will be obtained prior to Closing; and in each case, that would not reasonably be expected to have a Material Adverse Effect. As used in this Subscription Agreement, the term “Governmental Entity” shall mean, with respect to the United States, Israel

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or any other foreign or supranational entity: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality or tribunal, or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

(e) As of the date of this Subscription Agreement, the Company’s authorized share capital is NIS 104,650, divided into 10,465,000 authorized Company Shares, of which (i) 8,258,757 are Company Ordinary Shares, 1,037,742 of which are issued and outstanding and (ii) 370,370 are Class A Preferred Shares, 370,370 of which are issued and outstanding, (iii) 179,398 are Class A-1 Preferred Shares, 172,857 of which are issued and outstanding, (iv) 412,554 are Class B Preferred Shares, 397,931 of which are issued and outstanding, (v) 343,498 are Class C Preferred Shares, 343,498 of which are issued and outstanding, (vi) 713,076 are Class D Preferred Shares, 688,301 of which are issued and outstanding, and (vii) 187,347 are Class E Preferred Shares, 187,347 of which are issued and outstanding. In addition, the Company has issued (A) 144,675 warrants to purchase Company Ordinary Shares, (B) 14,623 warrants to purchase Class B Preferred Shares, and (C) 23,101 warrants to purchase Class D Preferred Shares.

(f) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, Pagaya is not required to obtain any consent, approval or waiver, authorization of, registration, qualification or filing with, or notice to any Person, on the part of Pagaya, which has not heretofore been obtained or will be obtained prior to Closing, other than (i) filings with the Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section 11 of this Subscription Agreement; or (iv) those required by the Nasdaq, including with respect to obtaining approval of Pagaya’s shareholders.

(g) Pagaya and the Group Companies are in compliance with all laws that are applicable to the conduct of its business as currently conducted, other than where failure to comply with any such law would not be reasonably expected to have a Material Adverse Effect. Pagaya is not in violation of or default under (i) any provisions of the Articles, or (ii) to Pagaya’s knowledge, any order, writ, injunction, decree, or judgment of any Governmental Entity, to which it is subject, where such violation or default would be reasonably expected to have a Material Adverse Effect. As used herein, “Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect (“Effect”) that, (a) individually or in the aggregate with other Effects, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole, or Investor, as applicable, or (b) would, or would reasonably be expected to, prevent the Company or Investor, as applicable, from consummating the Transactions before the Outside Date; provided, however, that solely for purposes of clause (a), in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, hostilities, cyberattacks or terrorism, or any escalation or worsening of the foregoing, or changes in national, regional, state or local political or social conditions in countries in which, or in the proximate geographic region of which, the Company or Investor, as applicable, operates; (ii) earthquakes, hurricanes, tornados, wild fires, or other natural disasters; (iii) epidemics, pandemics, including COVID-19 or any COVID-19 Measures, or other public health emergencies; (iv) changes directly attributable to the execution of this Subscription Agreement, the public announcement of the Transactions, the performance of this Subscription Agreement or the pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees, investors, licensors, licensees or other third-parties related thereto) (provided, that this clause (iv) shall not apply to any representation or warranty to the extent such representation or warranty expressly addresses the consequences resulting from the execution and delivery of this Subscription Agreement, the performance of a Party’s obligations hereunder or the consummation of the transactions contemplated by this Subscription Agreement); (v) changes in applicable Legal Requirements or changes of official guidance or official positions of general applicability, or changes in enforcement policies or official interpretations thereof or decisions of general applicability by any Governmental Entity after the date of this Subscription Agreement; (vi) changes in U.S. GAAP (or any official interpretation thereof) after the date of this Subscription Agreement; (vii) general economic, regulatory, business or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (viii) events, changes or conditions generally affecting participants in the industries and markets in which any Group Company or Investor, as applicable, operates; (ix) any failure of the Group Companies, taken as a whole, or Investor, as applicable, to meet any projections, forecasts, guidance, estimates or

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financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that any Effect underlying such failure (except to the extent otherwise excluded by other clauses in this definition) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); and (x) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Subscription Agreement, (B) taken with the prior written consent of SPAC or (C) taken by, or at the written request of, SPAC; provided, further, that, in the case of clauses (i), (iii), (v), (vi), (vii) and (viii), such Effects shall be taken into account to the extent (but only to the extent) that such Effects have had or are reasonably likely to have a disproportionate impact on the Group Companies, taken as a whole, or Investor, as applicable, as compared to other participants in the industries or markets in which the Group Companies or Investor, as applicable, operate.

(h) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Subscription Shares by Pagaya to the Investor.

(i) Neither Pagaya nor any Person acting on its behalf has offered or sold the Subscription Shares by any form of general solicitation or general advertising in violation of the Securities Act or the applicable securities laws of any other jurisdiction.

(j) Pagaya may enter into other subscription agreements or joinders hereto (any such agreement, an “Other Subscription Agreement”) providing for the sale of Shares to certain other investors (an “Other Investor” and collectively, the “Other Investors”) as set forth on Schedule C. Neither Pagaya nor any of its affiliates has entered into any side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Investor in connection with the transactions contemplated by such Other Subscription Agreements, other than (a) any Other Subscription Agreement and (b) as disclosed to Investor by Pagaya prior to the date hereof. No Other Subscription Agreement with any Other Investor includes or will include terms and conditions more advantageous to any Other Investor than to the Investor with respect to the purchase of Shares by such Other Investor and any Other Subscription Agreements reflect the same purchase price per share as the Per Share Purchase Price hereunder. No Other Subscription Agreement with any Other Investor will include terms and conditions more advantageous to any Other Investor than to each of the remaining Other Investors with respect to the purchase of Shares by such Other Investor and any Other Subscription Agreements reflect the same purchase price per share as the Per Share Purchase Price hereunder. There shall be no amendment, waiver or modification to any Other Subscription Agreement in any material respect that would result in a violation of the previous sentences or that otherwise materially benefits any Other Investor thereunder unless the Investor and the remaining Other Investors has been offered substantially the same benefits.

(k) The Subscription Shares are expected to be registered for resale under the Securities Act in accordance with the provisions set forth in Section 7.

(l) Other than as set forth in the Transaction Agreement, there are no securities or instruments issued by Pagaya containing anti-dilution provisions or preemptive rights that will be triggered by the issuance of (i) the Subscription Shares issued pursuant to this Subscription Agreement or (ii) the Shares to be issued pursuant to the Transaction Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(m) Pagaya has not paid, and is not under any obligation to pay, any broker’s fee or commission in connection with the sale of the Subscription Shares other than to the Placement Agents (as defined below).

6. Investor Representations, Warranties and Acknowledgements. The Investor represents and warrants to, and agrees with, Pagaya that:

(a) The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) if an Israeli resident or entity, is an investor in one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 (the “Securities Law”) and set forth in Schedule A, and by signing below confirms that it is fully familiar, following advice of its own legal counsel, with the implications of being such an investor who is investing in the Subscription Shares, (iii) is acquiring the Subscription Shares only for its own account and not for the account of

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others, or if the Investor is subscribing for the Subscription Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iv) is acquiring the Subscription Shares for investment purposes only and is not acquiring the Subscription Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Subscription Shares and the Investor is an “institutional account” as defined by FINRA Rule 4512(c).

(b) The Investor acknowledges and agrees that the Subscription Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Subscription Shares have not been registered under the Securities Act and that Pagaya is not required to register the Subscription Shares except as set forth in Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that, unless the Subscription Shares are registered pursuant to an effective registration statement under the Securities Act, the Subscription Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor except (i) to Pagaya or a subsidiary thereof, (ii) to non-U.S. Persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates or book entries representing the Subscription Shares shall contain a restrictive legend to the following effect:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM. THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.

(c) The Investor acknowledges and agrees that the Subscription Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscription Shares and may be required to bear the financial risk of an investment in the Subscription Shares for an indefinite period of time. The Investor acknowledges and agrees that the Subscription Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) under the Securities Act will apply to the Subscription Shares. The Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Subscription Shares.

(d) The Investor acknowledges and agrees that the Investor is purchasing the Subscription Shares from Pagaya. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Pagaya, SPAC, any of their respective affiliates or any control Persons, officers, directors, employees, agents or representatives of any of the foregoing or any other Person (including the Placement Agents), expressly or by implication, other than those representations, warranties, covenants and agreements of Pagaya expressly set forth in Section 5 of this Subscription Agreement.

(e) The Investor acknowledges and agrees that the Investor has received, reviewed and understood the offering materials made available to it in connection with the Transaction and such information as the Investor deems necessary in order to make an investment decision with respect to the Subscription Shares, including, with respect to SPAC, such information regarding the Transaction and the business of Pagaya and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed SPAC’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers from Pagaya directly and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscription Shares.

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(f) The Investor became aware of this offering of the Subscription Shares solely by means of direct contact between the Investor, on the one hand, and SPAC, Pagaya or a representative of SPAC or Pagaya, on the other hand, and the Subscription Shares were offered to the Investor solely by direct contact between the Investor and SPAC, Pagaya or a representative of SPAC or Pagaya. The Investor did not become aware of this offering of the Subscription Shares, nor were the Subscription Shares offered to the Investor, by any other means. The Investor acknowledges that the Subscription Shares (i) were not offered to the Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any other Person (including SPAC, Pagaya, the Placement Agents, any of their respective affiliates or any control Persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations and warranties of Pagaya contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in Pagaya.

(g) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscription Shares. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscription Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that the Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither SPAC nor Pagaya has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by this Subscription Agreement.

(h) The Investor acknowledges and agrees that none of the Placement Agents nor any affiliate of any of the Placement Agents (or any officer, director, employee or representative of any of the Placement Agents or any affiliate thereof) has provided the Investor with any information or advice with respect to the Shares nor is such information or advice necessary or desired. The Investor acknowledges that the Placement Agents, any affiliate of any of the Placement Agents (or any officer, director, employee or representative of any of the Placement Agents or any affiliate thereof) (i) have not made any representation as to the SPAC, Pagaya, Pagaya’s credit quality or the quality of the Shares, (ii) may have acquired non-public information with respect to the Pagaya which the Investor agrees need not be provided to it, (iii) have made no independent investigation with respect to Pagaya or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by Pagaya, (iv) have not acted as Pagaya’s financial advisor or fiduciary in connection with the issue and purchase of the Subscription Shares, (v) have not prepared a disclosure or offering document in connection with the offer and sale of the Shares and (vi) may have existing or future business relationships with SPAC and Pagaya (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.

(i) Alone, or together with any professional advisor(s), the Investor represents and acknowledges that the Investor has adequately analyzed and fully considered the risks of an investment in the Subscription Shares and determined that the Subscription Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in Pagaya. The Investor acknowledges specifically that a possibility of total loss exists.

(j) The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscription Shares or made any findings or determination as to the fairness of this investment.

(k) The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation (to the extent such concept exists in such jurisdiction).

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(l) Except as would not reasonably be expected to have a Material Adverse Effect, the execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any Governmental Entity, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of the Investor’s organizational documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of Pagaya, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) the availability of specific performance, injunctive relief, or other principles of equity, whether considered at law or equity.

(m) Neither the Investor nor any of its officers, directors, managers, managing members, general partners or any other Person acting in a similar capacity or carrying out a similar function, is (i) a Person named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or any similar list of sanctioned persons administered by the European Union, any individual European Union member state, or the United Kingdom (collectively, “Sanctions Lists”); (ii) a Person whose property is blocked pursuant to an Executive Order, including Executive Order 13884; (iii) organized, incorporated, established, located, ordinarily resident, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) directly or indirectly owned 50% or more, or controlled by, or acting on behalf of, one or more Persons described in the foregoing clause (i), (ii) and/or (iii), or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, any individual European Union member state, or the United Kingdom, to the extent applicable to it. The Investor further represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Subscription Shares were legally derived.

(n) If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986 (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), then the Investor represents and warrants that (1) neither Pagaya nor any of its affiliates has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Subscription Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Subscription Shares; and (2) its purchase of the Subscription Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

(o) No disclosure or offering document has been provided to the Investor by J.P. Morgan Securities LLC (“JPM”), UBS Securities LLC (“UBS” and together with JPM, collectively, the “Placement Agents”) or any of their affiliates in connection with the offer and sale of the Subscription Shares.

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(p) The Investor acknowledges that none of the Placement Agents, any of their affiliates, or any control Persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to SPAC, Pagaya or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by Pagaya.

(q) In connection with the issue and purchase of the Subscription Shares, none of the Placement Agents or any of their affiliates has acted as the Investor’s financial advisor or fiduciary.

(r) The Investor has or has commitments to have and, when required to deliver payment to Pagaya pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Subscription Shares pursuant to this Subscription Agreement.

(s) No broker’s or finder’s fees or commissions will be payable by the Investor with respect to the transactions contemplated hereby.

(t) The Investor hereby agrees that, from the date of this Subscription Agreement until the Closing Date (or earlier termination of this Subscription Agreement), neither the Investor nor any Person acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any Short Sales (as defined below) with respect to securities of SPAC or Pagaya. In addition, as of the date of this Subscription Agreement, the Investor does not have, and during the thirty (30) day period immediately prior to the date of this Subscription Agreement, the Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or Short Sale positions with respect to the securities of SPAC or Pagaya. For purposes of this Section 6(t), “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), or sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing in this Section 6(t) shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s Subscription (including the Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers or desks managing other portions of such Investor’s assets, the limitations set forth in the first sentence of this Section 6(t) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscription Shares covered by this Subscription Agreement.

(u) The Investor represents that no disqualifying event described in Rule 506(d)(1)(i)-(viii) (a “Disqualification Event”) is applicable to the Investor or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. The Investor hereby agrees that it shall notify Pagaya promptly in writing in the event a Disqualification Event becomes applicable to the Investor or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 6(u), “Rule 506(d) Related Party” shall mean a Person that is a beneficial owner of the Investor’s securities for purposes of Rule 506(d) under the Securities Act.

(v) The Investor hereby acknowledges that it is aware of the fact that, in addition to their capacity as Placement Agents in connection with the Subscription, (i) JPM is acting as financial advisor to Pagaya and (ii) UBS is acting as financial advisor to SPAC, in each case in connection with the Transaction.

7. Registration Rights.

(a) Pagaya agrees that, within thirty (30) calendar days following the Closing Date (such deadline, the “Filing Deadline”), Pagaya will submit to or file with the SEC a registration statement for a shelf registration on Form F-1, Form F-3 (if Pagaya is then eligible to use a Form F-3 shelf registration) or other appropriate form (the “Registration Statement”), in each case, covering the resale of the Subscription Shares acquired by the Investor pursuant to this Subscription Agreement which are eligible for registration (determined as of two (2) business days prior to such submission or filing) (the “Registrable Shares”) and Pagaya shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as is reasonably practicable after the filing thereof,

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but no later than the earliest of (i) the 90th calendar day following the filing date thereof if the SEC notifies Pagaya that it will “review” the Registration Statement and (ii) the 10th business day after the date Pagaya is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that Pagaya’s obligations to include the Registrable Shares in the Registration Statement are contingent upon the Investor furnishing in writing to Pagaya such information regarding the Investor or its permitted assigns, the securities of Pagaya held by Investor and the intended method of disposition of the Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by Pagaya to effect the registration of the Registrable Shares, and the Investor shall execute such documents in connection with such registration as Pagaya may reasonably request that are customary of a selling shareholder in similar situations, including providing that Pagaya shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, during any customary blackout or similar period or as permitted hereunder; provided that the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares other than as necessary or advisable in order to allow, support or facilitate the registration of the Registrable Shares or as requested by an underwriter that is managing a registration or sale of the Registrable Shares. Pagaya will use its commercially reasonable efforts to provide a draft of the Registration Statement to the Investor for review at least five (5) business days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall Pagaya be required to delay or postpone the filing of such Registration Statement as a result of or in connection with the Investor’s review. Pagaya shall, upon reasonable request, inform the Investor as to the status of the registration effected by Pagaya pursuant to this Subscription Agreement.

(b) For as long as the Investor holds any Subscription Shares, Pagaya will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Subscription Shares pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) (in each case, when Rule 144 of the Securities Act becomes available to the Investor). Any failure by Pagaya to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve Pagaya of its obligations to file or effect the Registration Statement as set forth above in this Section 7. Notwithstanding the foregoing, if the SEC prevents Pagaya from including any or all of the Subscription Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscription Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Subscription Shares which is equal to the maximum number of Subscription Shares as is permitted by the SEC. In such event, the number of Subscription Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. As soon as is reasonably practicable upon notification by the SEC that the Registration Statement has been declared effective by the SEC, Pagaya shall file the final prospectus under Rule 424 of the Securities Act. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement.

(c) At its expense Pagaya shall:

(i) except for such times as Pagaya is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which Pagaya determines to obtain, continuously effective with respect to the Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) the date the Investor ceases to hold any Registrable Shares, (B) the date all Registrable Shares held by Investor may be sold without restriction under Rule 144, including any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for Pagaya to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (C) two (2) years from the date of effectiveness of the Registration Statement. The period of time during which Issuer is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;

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(ii) during the Registration Period, use commercially reasonable efforts to advise the Investor, upon written request, within five (5) business days:

(1) when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;

(2) after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(3) of the receipt by Pagaya of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(4) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, Pagaya shall not, when so advising the Investor of such events described in Section 7(c)(ii) above, provide the Investor with any material, nonpublic information regarding Pagaya other than to the extent that providing notice to the Investor of the occurrence of the events listed in (1) through (4) above constitutes material, nonpublic information regarding Pagaya;

(iii) during the Registration Period use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) during the Registration Period upon the occurrence of any event contemplated in Section 7(c)(ii)(4) above, except for such times as Pagaya is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Pagaya shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) during the Registration Period use its commercially reasonable efforts to cause all Registrable Shares to be listed on each securities exchange or market, if any, on which the Subscription Shares issued by Pagaya have been listed;

(vi) during the Registration Period or when the Subscription Shares may be sold without restriction pursuant to Rule 144, cause Pagaya’s transfer agent (the “transfer agent”) to remove the legend set forth above in Section 6(b) and any other restrictive legend on any Subscription Shares, at the Investor’s request, as soon as reasonably practicable after the Subscription Shares are sold pursuant to Rule 144; and

(vii) during the Registration Period otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Subscription Agreement, in connection with the registration of the Registrable Shares.

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(d) Notwithstanding anything to the contrary in this Subscription Agreement, Pagaya shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines (a) that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act or (ii) the negotiation or consummation of a transaction by Pagaya or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event Pagaya’s board of directors reasonably believes would require additional disclosure by Pagaya in the Registration Statement of material information that Pagaya has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of Pagaya’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements, (b) to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with financial statements that are not made available to Pagaya for reasons beyond its control, or (c) in the good faith judgment of the majority of Pagaya’s board of directors, such filing or effectiveness or use of such Registration Statement, would be seriously detrimental to Pagaya and the majority of Pagaya board of directors concludes as a result that it is essential to defer such filing (each such circumstance, a “Suspension Event”); provided, however, that Pagaya shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter and Pagaya may not delay or suspend the Registration Statement on more than three (3) occasions or for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days in each case during any twelve (12) month period. Upon receipt of any written notice from Pagaya of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding sales conducted pursuant to Rule 144) until Investor receives copies of a supplemental or amended prospectus (which Pagaya agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Pagaya that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Pagaya unless otherwise required by law or subpoena. If so directed by Pagaya, Investor will deliver to Pagaya or, in Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent Investor is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary set forth herein, Pagaya shall not, when advising the Investor of a Suspension Event, provide the Investor with any material, nonpublic information regarding Pagaya other than to the extent that providing notice to the Investor of the occurrence of a Suspension Event constitutes material, nonpublic information regarding Pagaya.

(e) The Investor may deliver written notice (an “Opt-Out Notice”) to Pagaya requesting that the Investor not receive notices from Pagaya otherwise required by Section 7; provided, however, that the Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Investor (unless subsequently revoked), (i) Pagaya shall not deliver any such notices to the Investor and the Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Investor’s intended use of an effective Registration Statement, the Investor will notify Pagaya in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 7(e)) and the related suspension period remains in effect, Pagaya will so notify the Investor, within two (2) business days of the Investor’s notification to Pagaya, by delivering to the Investor a copy of such previous notice of Suspension Event, and thereafter will provide the Investor with the related notice of the conclusion of such Suspension Event immediately upon its availability.

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(f) Indemnification.

(i) Pagaya agrees to indemnify, to the extent permitted by law, Investor (to the extent a seller under the Registration Statement), its directors, officers, partners, managers, members, investment advisors, employees, shareholders and each Person who controls Investor (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information so furnished in writing to Pagaya by or on behalf of such Investor expressly for use therein or such Investor has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7(f)(i) shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and out of pocket expenses if such settlement is effected without the consent of Pagaya (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall Pagaya be liable for any losses, claims, damages, liabilities and out of pocket expenses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of such Person to deliver or cause to be delivered a prospectus made available by Pagaya in a timely manner, (B) as a result of offers or sales effected by or on behalf of any Person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by Pagaya, or (C) in connection with any offers or sales effected by or on behalf of an Investor in violation of Section 7(d) hereof.

(ii) In connection with any Registration Statement in which an Investor is participating, such Investor shall furnish (or cause to be furnished) to Pagaya in writing such information as Pagaya reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify Pagaya, its directors, officers, agents, employees and each Person or entity who controls Pagaya (within the meaning of the Securities Act or the Exchange Act) against any losses, claims, damages, liabilities and reasonable documented out of pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information so furnished in writing by on behalf of such Investor expressly for use therein; provided, however, that the indemnification contained in this Section 7(f)(ii) shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and out of pocket expenses if such settlement is effected without the consent of the Investor (which consent shall not be unreasonably withheld, conditioned or delayed), and provided further that the liability of such Investor shall be several and not joint with any other investor and shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation.

(iii) Any Person entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the

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defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) outside counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person or entity of such indemnified party and shall survive the transfer of securities.

(v) If the indemnification provided under this Section 7(f) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 7(f)(i), Section 7(f)(ii) and Section 7(f)(iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(f)(v) from any Person who was not guilty of such fraudulent misrepresentation.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing and (d) July 15, 2022 (the “Outside Date”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach; provided, further, that the Outside Date shall be extended automatically once for three (3) months if all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3 of the Transaction Agreement have been satisfied or waived at the Outside Date and those conditions which by their terms would be satisfied at the Closing. Pagaya shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 8, any monies paid by the Investor to Pagaya in connection herewith shall be promptly (and in any event within one business day after such termination) returned to the Investor.

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9. Miscellaneous.

(a) Without the prior written consent of Pagaya, neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Subscription Shares acquired hereunder, if any) may be transferred or assigned, other than (i) upon written notice to Pagaya to a wholly owned subsidiary of the Investor or transferred or assigned to any fund or account managed by the same investment manager as the Investor or an affiliate thereof or investment advisor that manages the Investor or an affiliate thereof that controls, is controlled by or under common control with such Investor or such investment manager or investment advisor, or (ii) as set forth on Schedule C. Neither this Subscription Agreement nor any rights that may accrue to Pagaya hereunder or any of Pagaya’s obligations may be transferred or assigned other than pursuant to the Transaction.

(b) Pagaya may request from the Investor such additional information as Pagaya may deem necessary to evaluate the eligibility of the Investor to acquire the Subscription Shares and in connection with the inclusion of the Subscription Shares in the Registration Statement, and the Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures. Pagaya agrees to keep any such information provided by the Investor confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request. The Investor acknowledges that Pagaya may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of Pagaya.

(c) The Investor acknowledges that Pagaya, SPAC (as a third-party beneficiary with the right to enforce this Subscription Agreement) and the Placement Agents (as third-party beneficiaries with the right to enforce Section 4, Section 5, Section 6, Section 9, and Section 10 hereof on their own behalf and not on behalf of SPAC or Pagaya) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify Pagaya, SPAC and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate. The Investor acknowledges and agrees that the purchase by the Investor of the Subscription Shares from Pagaya will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

(d) Pagaya acknowledges that the Investor, SPAC (as a third-party beneficiary with the right to enforce Section 1, Section 2 and Section 4 of this Subscription Agreement) and the Placement Agents (as third-party beneficiaries with the right to enforce Section 4, Section 5, Section 6, Section 9, and Section 10 hereof on their own behalf and not on behalf of the Investor or SPAC) will rely on the acknowledgments, understandings, agreements, representations and warranties of Pagaya contained in this Subscription Agreement. Prior to the Closing, Pagaya agrees to promptly notify the Investor, SPAC and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of Pagaya set forth herein are no longer accurate.

(e) Pagaya, SPAC, the Placement Agents and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity (“Legal Proceeding”) with respect to the matters covered hereby to the extent required by applicable law, regulatory body or stock exchange requirement.

(f) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party in this Subscription Agreement shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms, if a shorter period.

(g) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto and, to the extent required by the Transaction Agreement, SPAC. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third-party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

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(h) For purposes of this Subscription Agreement, no course of dealing among any or all of the parties shall operate as a waiver of the rights or remedies hereof.

(i) This Subscription Agreement (including the schedule hereto), together with the Transaction Agreement, the Sponsor Commitment Letter, the SPAC Voting Agreement, the Sponsor Agreement and the Registration Rights Agreement (each as defined in the Transaction Agreement) (together, the “Transaction Documents”) constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7(f), Section 9(c) and Section 9(d) with respect to the Persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any Person other than the parties hereto, and their respective successor and assigns.

(j) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(k) In the event that any term, provision, covenant or restriction of this Subscription Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (i) such provision will be fully severable; (ii) this Subscription Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (iii) the remaining provisions of this Subscription Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Subscription Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

(l) Each party shall pay all of its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Subscription Agreement and the transactions contemplated hereby, whether or not such transactions are consummated.

(m) The decision of the Investor to purchase the Subscription Shares pursuant to this Subscription Agreement has been made by the Investor independently of any other investor and independently of any information, materials, statements opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC, Pagaya or any of their respective subsidiaries which may have been made or given by any other investor or by any agent or employee of any other investor, and neither the Investor nor any of its agents or employees shall have any liability to any other investor relating to or arising from any such information, materials, statements or opinions. No action taken by the Investor or any other investor pursuant hereto or thereto, shall be deemed to constitute the Investor and any other investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and any other investor are in any way acting in concert or as a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to such obligations or the transactions contemplated by this Subscription Agreement. The Investor acknowledges that no other investor has acted as agent for the Investor in connection with making its investment hereunder and no other investor will be acting as agent of the Investor in connection with monitoring its investment in the Subscription Shares or enforcing its rights under this Subscription Agreement.

(n) This Subscription Agreement may be executed in one or more counterparts (including by electronic mail, in .pdf or by DocuSign or similar electronic signature) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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(o) The parties hereto agree and acknowledge that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties agree that each party shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Subscription Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties hereto. Each party hereby further acknowledges that the existence of any other remedy contemplated by this Subscription Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each party hereby further agrees that in the event of any action by the other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

(p) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof to the extent such principles would result in the laws of another jurisdiction being applicable.

(q) Each party irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware (or, to the extent that the such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), in each case in connection with any matter based upon or arising out of this Subscription Agreement and the consummation of the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each party waives, and shall not assert as a defense in any legal dispute, that: (i) such party is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such party’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each party hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 13. Notwithstanding the foregoing in this Section 9(q), any party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(r) TO THE EXTENT NOT PROHIBITED BY ANY APPLICABLE LEGAL REQUIREMENT THAT CANNOT BE WAIVED, EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

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10. Non-Reliance and Exculpation. The Investor acknowledges and agrees that: (a) it is not relying upon, and has not relied upon, any statement, representation or warranty made by any Person (including the Placement Agents, any of their affiliates or any control Persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of Pagaya expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in Pagaya; (b) each of the Placement Agents is acting solely as placement agent in connection with the Subscription and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Investor or any other Person in connection with the Subscription; (c) none of the Placement Agents, any of their affiliates or any control Persons, officers, directors, employees, partners, agents or representatives of any of the foregoing has made, or will make, any (x) representation or warranty, whether express or implied, of any kind or character and have not provided, and will not provide, any advice or recommendation in connection with the Subscription or (y) independent investigation with respect to SPAC, Pagaya or the Subscription Shares or the accuracy, completeness or adequacy of any information supplied by Pagaya and (d) the Placement Agents have not prepared a disclosure or offering document in connection with the offer and sale of the Subscription Shares. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement (including such other investor’s respective affiliates or any control Persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their affiliates or any control Persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, (iii) any other party to the Transaction Agreement (other than SPAC and Pagaya), or (iv) SPAC, any affiliates, or any control Persons, officers, directors, employees, partners, agents or representatives of any of SPAC, Pagaya or any other party to the Transaction Documents shall be liable to the Investor, or to any other investor, pursuant to this Subscription Agreement, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscription Shares. On behalf of itself and its affiliates, the Investor releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement or the transactions contemplated hereby.

11. Press Releases; Publicity. Pagaya shall, by 9:00 a.m., New York City time, on the business day immediately following the date of this Subscription Agreement, cause SPAC to issue one or more press releases or furnish or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the Subscription Amount, all material terms of the Transaction and any other material, non-public information that SPAC, Pagaya or any of their officers, directors, employees or agents (including Placement Agents) have provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, the Investor shall not be in possession of any material, non-public information received from SPAC, Pagaya or any of their officers, directors or employees. All press releases, marketing materials or other public communications or disclosures relating to the transactions contemplated hereby between Pagaya and the Investor, and the method of the release for publication thereof, shall be subject to the prior approval of (a) Pagaya, and (b) to the extent such press release or public communication or disclosure references the Investor or its affiliates or investment advisors by name, the Investor which approval shall not be unreasonably withheld, conditioned or delayed; provided that neither Pagaya nor the Investor shall be required to obtain consent pursuant to this Section 11 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11. The restriction in this Section 11 shall not apply to the extent the public announcement or disclosure is required by applicable securities law (including in connection with the Registration Statement), any Governmental Entity or stock exchange rule; provided that in such an event, unless prohibited by law, rule or regulation, the disclosing party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

12. Exculpation of Placement Agents. The Investor acknowledges and agrees for the express benefit of the Placement Agents, and their affiliates and their and their affiliates’ respective officers, directors, employees or representatives that neither the Placement Agents, nor any of their affiliates or any of their or their affiliates’ officers, directors, employees or representatives shall be liable to any the Investor, pursuant to this Subscription Agreement, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscription Shares by the Investor.

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13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date of delivery if delivered personally; (b) one (1) business day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) business day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to the Investor, to the address provided on the Investor’s signature page hereto.

If to Pagaya, to:

Pagaya Technologies Ltd. 90 Park Ave, New York, NY 10016

Attention:	Gal Krubiner Richmond Glasgow
Email:	*@pagaya-inv.com *@pagaya.com

with copies (which shall not constitute a notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001
Attention:	Andrea Nicolas
Jeffrey Brill
Maxim Mayer-Cesiano
B. Chase Wink
Email:	andrea.nicolas@skadden.com
jeffrey.brill@skadden.com
maxim.mayercesiano@skadden.com
b.chase.wink@skadden.com

and

Goldfarb Seligman & Co., Law Offices Ampa Tower, 98 Yigal Alon Street, Tel Aviv 6789141, Israel
Attention:	Sharon Gazit, Adv.
Aaron M. Lampert, Adv.
Email:	sharon.gazit@goldfarb.com
aaron.lampert@goldfarb.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor: EJF DEBT OPPORTUNITIES MASTER FUND, LP By: EJF Opportunities FP, LLC Its: General Partner By: EJF Capital LLC Its: Sole Member	State/Country of Formation or Domicile: Delaware

By: /s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Co-Chief Executive Officer

Name in which the Subscription Shares are to be registered (if different):	Date: September 15, 2021

Investor’s EIN:

Entity Type (e.g., corporation, partnership, trust, etc.):	Delaware limited liability company

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $200,000,000	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by Pagaya in the Closing Notice.

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Pagaya has accepted this Subscription Agreement as of the date set forth below.

PAGAYA TECHNOLOGIES LTD.

By:	/s/ Avi Zeevi
Name: Avi Zeevi Title: Chairman of the Board of Directors

By:	/s/ Gal Krubiner
Name: Gal Krubiner Title: Chief Executive Officer

Date: September 15, 2021

[Signature Page to Subscription Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

☐	We are an “institutional account” as defined by FINRA Rule 4512(c).

**OR**

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

3.	☐ We are an “institutional account” as defined by FINRA Rule 4512(c).

Rule 501(a) under the Securities Act, in relevant part, states that an institutional “accredited investor” shall mean any person who comes within any of the below listed categories, or who Pagaya reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment advisor makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person.

**AND**

[Schedule A to Subscription Agreement]

C.	QUALIFIED ISRAELI INVESTOR STATUS (for Israeli investors only – please check the applicable box):

1.

Are you an investor in one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 (the “Securities Law”), and listed below, such an investor being referred to in this Questionnaire as a “Qualified Israeli Investor”?

☐ Yes             ☐ No

2.	Please specify the category listed in the First Addendum to the Israeli Securities Law, to which you belong, by completing below.

The Investor is a “Qualified Israeli Investor” if it is an entity or individual that meets any one of the following categories at the time of the sale of securities to the Investor (Please check the applicable subparagraphs):

☐	A joint investment fund or the manager of such a fund within the meaning of the Joint Investments in Trust Law, 5754-1994;

☐	A provident fund or the manager of such a fund within the meaning of the Control of Financial Services Law (Provident Funds), 5765-2005;

☐	An insurance company as defined in the Supervision of Insurance Business Law, 5741-1981;

☐

A banking corporation or a supporting corporation within the meaning of the Banking (Licensing) Law, 5741-1981, with the exception of a joint services company, purchasing for their own account or for the accounts of clients who are Qualified Israeli Investors or who are otherwise listed in Section 15A(b) of the Securities Law (collectively, “Exempt Investors”);

☐

A licensed portfolio manager within the meaning of the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 5755-1995 (“Investment Advice Law”), purchasing for its own account or for the accounts of clients who are Exempt Investors;

☐	A licensed investment advisor or a licensed investment marketer within the meaning of the Investment Advice Law, purchasing for its own account;

☐	A member of the Tel Aviv Stock Exchange, purchasing for its own account or for the accounts of clients who are Exempt Investors;

☐	An underwriter that satisfies the criteria prescribed in Section 56(c) of the Israeli Securities Law, 5728-1968, purchasing for its own account;

☐

A venture capital fund (defined for this purpose as an entity whose principal activity is investing in entities that are engaged primarily in research and development, or in the manufacture of innovative products and processes, with an unusually high investment risk);

☐	An entity that is wholly owned by Exempt Investors;

☐	An entity, except for an entity that was incorporated for the purpose of investing in securities in a specific offering, whose shareholders equity exceeds NIS 50 million; or

☐	An individual who fulfills at least one of the following criteria (note: you must provide confirmation from your certified public accountant regarding the criterion you satisfy):

(a)	the aggregate value of Liquid Assets owned by such investor exceeds NIS 8,095,444;

[Schedule A to Subscription Agreement]

(b)

such investor’s annual income in each of the previous two years exceeds NIS 1,214,317, or the annual income of the Family Unit to which such investor belongs, for the same period, exceeds NIS 1,821,475; or

(c)

the total value of such investor’s Liquid Assets exceeds NIS 5,059,652 and such investor’s annual income in each of the previous two years exceeds NIS 607,158, or the annual income of such investor’s Family Unit for the same period exceeds NIS 910,737;

Whereas:

“Liquid Assets” means cash, deposits, Financial Assets (as defined in the Investment Advice Law) and Securities traded in a Stock Exchange (as such terms are defined in the Securities Law).

“Family Unit” means an individual and his or her family members who are living with him or her, or who are financially dependent on each other.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

[Schedule A to Subscription Agreement]

SCHEDULE B

INVESTOR DELIVERABLES

1.	Organizational documents (charters, articles of incorporation, etc.) of the Investor.

2.	Names of ultimate beneficial owners holding 10% or more of the Investor’s beneficial ownership (“UBOs”).

3.	Passport/national ID of natural person UBOs.

[Schedule B to Subscription Agreement]

SCHEDULE C

[****]

[Schedule C to Subscription Agreement]